    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1996



                                                  SEC REGISTRATION NO. 333-09011

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-2


                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                          ACCUMED INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)
                         ------------------------------

           DELAWARE                          2835                  36-4054899
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                           --------------------------

                      900 NORTH FRANKLIN STREET, SUITE 401
                            CHICAGO, ILLINOIS 60610
                                 (312) 642-9200
   (Address and Telephone Number of Registrant's Principal Executive Offices)
                         ------------------------------

                               PETER P. GOMBRICH
                            CHIEF EXECUTIVE OFFICER
                          ACCUMED INTERNATIONAL, INC.
                      900 NORTH FRANKLIN STREET, SUITE 401
                            CHICAGO, ILLINOIS 60610
                                 (312) 642-9200
          (Name, Address, and Telephone Number, of Agent for Service)
                         ------------------------------

                                   COPIES TO:


               GILLES S. ATTIA, ESQ.
               KEVIN A. COYLE, ESQ.                             CHARLES W. MULANEY, JR., ESQ.
                GRAHAM & JAMES LLP                          SKADDEN, ARPS, SLATE, MEAGHER & FLOM
           400 CAPITOL MALL, SUITE 2400                       333 WEST WACKER DRIVE, SUITE 2100
           SACRAMENTO, CALIFORNIA 95814                            CHICAGO, ILLINOIS 60606
             FACSIMILE: (916) 441-6700                            FACSIMILE: (312) 407-0411
             TELEPHONE: (916) 558-6700                            TELEPHONE: (312) 407-0700


    Approximate date of commencement of proposed sale to the public: as soon as practicable on or after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If  the  registrant  elects   to  deliver  its   latest  annual  report   to
security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 PRELIMINARY PROSPECTUS, DATED AUGUST 29, 1996


PROSPECTUS
                                4,750,000 SHARES

                                     [LOGO]

                                  COMMON STOCK


    Of the 4,750,000 shares of Common Stock offered hereby (the "Offering"), 2,831,455 shares are being sold by AccuMed International, Inc. ("AccuMed" or the "Company") and 1,918,545 shares are being sold by certain selling stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."



    The Common Stock is quoted on the Nasdaq Market under the symbol "ACMI." The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ACMI," subject to commencement of the Offering. On August 27, 1996, the last reported sale price of the Common Stock on the Nasdaq Market was $6.50 per share. See "Price Range of Common Stock."



    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 6.



    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                     UNDERWRITING                       PROCEEDS TO
                                                     DISCOUNTS AND     PROCEEDS TO        SELLING
                                   PRICE TO PUBLIC  COMMISSIONS (1)    COMPANY (2)     STOCKHOLDERS
 Per Share.......................         $                $                $                $
 Total(3)........................         $                $                $                $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company, estimated at $780,850.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 712,500 additional shares of Common Stock on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company, and Proceeds to Selling Stockholders will be $ , $ , $ and $ , respectively. See "Underwriting."
                           --------------------------

    The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares will be made at the offices of the agent of Vector Securities International, Inc. in New York, New
York on or about             , 1996.

                            ------------------------

Vector Securities International, Inc.  Tucker Anthony
                                                                Incorporated

          , 1996

                           [GRAPHIC]

    The graphic consists of two photographs. The first photograph is of the TracCell-TM- 2000 automated specimen maping workstation along with the caption "TracCell-TM- automated specimen maping workstation (pictured right), currently in development."


    The second photograph is of the AcCell-TM- 2001 automated slide-handling and microscopy workstation along with the caption "AcCell-TM- 2001 automated slide-handling and microscopy workstation (pictured left)."


    The TracCell 2000 has not been approved by the United States Food and Drug Administration (the "FDA") or any other regulatory authority for sale in the United States or elsewhere in the world. There can be no assurance that the TracCell 2000 will be approved by the FDA or any foreign regulatory authority on a timely basis, if ever. See "Risk Factors -- Government Regulation."



    The  following are trade  names and trademarks  of the Company  used in this
Prospectus: the "Alamar" logo and name, alamarBlue-TM-, AccuMed, Inc., AccuMed International, Inc., the "AccuMed" logo and name, AcCell-TM-, TracCell-TM-, MacroVision-TM-, Sensititre-Registered Trademark-, SensiTouch-TM-, ARIS-TM-, AutoReader-TM-, AutoInnoculator-TM- Relational Cytopathology Reference Guide-TM- and FluoreTone-TM- 48. This Prospectus also contains trademarks of other companies.


                           --------------------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: the Company's history of losses and uncertainty of profitability; the uncertainty of market acceptance of the Company's products; the Company's limited sales, marketing and distribution experience and dependence on distributors; the Company's highly competitive industry and rapid technological change within such industry; the Company's ability to obtain rights to technology and obtain and enforce patents and other proprietary rights; the Company's ability to commercialize and manufacture products; the results of clinical studies; the results of the Company's research and development activities; the business abilities and judgment of the Company's personnel; the availability of qualified personnel; changes in, or failure to comply with, governmental regulations; the ability to obtain adequate financing in the future; general and business conditions; and other factors referenced in this Prospectus. See "Risk Factors."

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS, INCLUDING INFORMATION UNDER "RISK FACTORS." EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS, INCLUDING FINANCIAL INFORMATION AND SHARE AND PER SHARE DATA, ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 2 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

                                  THE COMPANY


    AccuMed designs, manufactures and markets diagnostic screening products for clinical diagnostic laboratories serving the cytopathology and microbiology markets. The Company's primary focus is on the development of cytopathology products that support the review and analysis of Pap smears in order to improve the quality of cell analysis and increase accuracy and productivity in the laboratory. The Company commenced sales of its initial cytopathology product, the AcCell-TM- Series 2000 automated slide handling and microscopy workstation, at the end of the first quarter of 1996. The Company is currently testing a prototype specimen mapping workstation, the TracCell-TM- 2000, which automatically pre-screens Pap smear slides to identify and create a computerized map of empty space and certain non-clinically relevant portions of the specimen to permit a more efficient analysis of the test slide. The Company expects to file a 510(k) pre-market notification with the FDA for the TracCell 2000 by the end of 1996. The Company has recently entered into an agreement with Olympus America Inc. ("Olympus America"), a leading supplier of microscopes to the cytopathology market, pursuant to which Olympus America has exclusive third party distribution rights to the AcCell Series 2000 and, if successfully developed and cleared for marketing by the FDA and other applicable regulatory authorities, the TracCell 2000 in North, Central and South America.



    An estimated 440,000 new cases of cervical cancer are reported annually worldwide. The American Cancer Society estimates that, in the United States in 1996, 15,700 women will be diagnosed with invasive cervical cancer and 4,900 women will die of cervical cancer. Furthermore, in 1996, an estimated 65,000 American women will be diagnosed with cervical carcinoma IN SITU, a precancerous condition. However, virtually all cervical cancer cases can be effectively treated with timely intervention if detected early. The Pap smear is currently the most widely-used screening test for early detection of cervical cancer and related precancerous conditions. It is estimated that in 1996 over 150 million Pap smear specimens will be screened worldwide, including over 50 million in the United States. According to the American Cancer Society, widespread and regular use of the Pap smear as a screening test is believed to have contributed to a greater than 70% decrease in mortality from cervical cancer in the United States in the past 45 years.



    Initial Pap smear testing is performed by specially trained professionals known as cytotechnologists, who use a microscope to screen and interpret up to 100 Pap smear slides per day. In general, this process is complex and tedious, and is prone to error. Over 90% of specimens reviewed are negative. Even non-negative specimens may contain only 20 to 30 abnormal cells out of a total of as many as 50,000 to 300,000 cells on the slide. As a result, slide interpretation errors can be caused by fatigue of the cytotechnologist and the habituation effect of constantly viewing predominantly negative specimens. According to the JOURNAL OF THE AMERICAN MEDICAL ASSOCIATION, clinical laboratories generally experience false negative Pap smear diagnosis rates of 5% to 30%. In addition, conventional Pap smear testing is subject to administrative errors and exposes clinical laboratories to the risk of litigation and consequent liability.



    The Company's cytopathology products are intended to provide cost-effective solutions to many of the problems of conventional Pap smear testing without significantly modifying existing laboratory practices. The Company's AcCell Series 2000 workstation is an interactive computer-controlled slide handling and precision microscopy workstation that is supported with a comprehensive data management system. The TracCell 2000, currently under development, is designed to automatically pre-screen Pap smear slides to identify and create a computerized map of empty space and certain non-clinically relevant material. Tests conducted by the Company suggest that the TracCell 2000, by locating and mapping such empty space and non-clinically relevant material, can eliminate 15% to 50% of the slide area required to be reviewed by a cytotechnologist. The Company believes that the AcCell Series 2000 and the TracCell 2000 have the potential to reduce cytotechnologist fatigue and habituation, reduce the time needed to evaluate specimens, and allow the cytotechnologist to focus on more thoroughly evaluating potential abnormalities. The Company is also developing software and hardware for a second generation, fully automated, high volume mapping product, the TracCell 3000, and is developing a series of related educational and testing products. There can be no assurance that any such products will be successfully developed or marketed.

    The Company also develops, manufactures and markets IN VITRO diagnostic microbiology products for the clinical laboratory, veterinary and pharmaceutical markets. The Company offers the microbiology laboratory a variety of FDA-cleared products, under the trade name Sensititre-Registered Trademark-, for the minimum inhibitory concentration and identification ("MIC/ID") testing of bacteria suspected of causing infections and for measuring the susceptibility of such bacteria to different types and concentrations of antibiotics. AccuMed's microbiology products include disposable test kits and a range of automated instruments. The Company also markets alamarBlue-TM-, a proprietary, non-toxic indicator reagent that measures cell growth for IN VITRO testing. The Company is developing an automated instrument designed to read the results of a Kirby-Bauer method susceptibility test (the "KB Reader") and, pursuant to an agreement with RADCO Ventures, Inc. ("RADCO"), a joint-venture formed by the Company and certain investors, is developing the FluoreTone-TM- 48, a diagnostic microbiology test panel and an automated reading instrument. There can be no assurance that any such products will be successfully developed or marketed.



    AccuMed's objective is to establish the AcCell Series 2000 and the TracCell 2000 as the leading microscopy workstations for the primary screening and analysis of cytology specimens while developing other new cytopathology and microbiology products. The key elements of the Company's strategy include: (i) establishing the AcCell Series 2000 and, if cleared for marketing by the FDA and other applicable regulatory authorities, the TracCell 2000 in the worldwide Pap smear screening market through distribution agreements and strategic alliances with major market participants, (ii) exploiting other applications for the Company's cytopathology technology such as histology and pathology laboratory work, (iii) continuing to acquire, develop and enhance technologies that complement the Company's existing technology base and (iv) integrating the Company's proprietary microbiology technologies into new products.



    In August 1996, the Company entered into definitive agreements to acquire a two-thirds equity interest in Oncometrics Imaging Corp. ("Oncometrics") for aggregate consideration of $4.0 million in cash (the "Oncometrics Acquisition"). Of such consideration, $2.0 million is to be paid to Oncometrics' parent
company,   Xillix  Technologies  Corp.  ("Xillix"),  for  currently  outstanding
Oncometrics stock and $2.0 million is to be paid to Oncometrics for newly issued Oncometrics stock. Oncometrics is developing an automated instrument designed to capture and analyze images from microscope slides that have been stained using
Oncometrics'   proprietary  staining  method.   Prototypes  of  the  Oncometrics
instrument have been developed which are capable of isolating small variations in cell nucleus DNA, which can assist the cytotechnologist in detecting lung cancer in an early stage of development. The Company believes that the Oncometrics technology may potentially have applications in the early detection of cervical cancer as well. In August 1996, the Company also entered into a definitive agreement to acquire the outstanding shares of common stock of RADCO and retire approximately $1.2 million in aggregate principal amount of certain promissory notes sold by RADCO to its initial investors (the "RADCO Notes") at an aggregate cost to the Company of approximately $1.4 million in cash (the "RADCO Acquisition"). Such acquisitions are contingent upon, among other things, consummation of the Offering. See "Use of Proceeds," "Business -- Cytopathology
- -- Potential Acquisition of Interest in Oncometrics" and "-- Microbiology -- Potential Acquisition of RADCO."


                                   BACKGROUND


    The Company was incorporated in California in June 1988 under the name Alamar Biosciences, Inc. Prior to December 29, 1995, the Company was engaged in developing, manufacturing and marketing microbiology products, including alamarBlue and certain diagnostic test kits under the name Alamar. AccuMed, Inc., an Illinois corporation, was formed in February 1994 and was engaged in researching and developing cytopathology products. Effective January 1995, AccuMed, Inc. acquired the Sensititre microbiology business by purchasing certain assets of a division of Radiometer America, Inc. and purchasing from Radiometer (UK) Limited all of the shares of Sensititre Limited, an English registry company (renamed AccuMed International Limited, "Sensititre," and collectively, such businesses are referred to as "AccuMed, Inc."). On December 29, 1995, AccuMed, Inc. merged with and into the Company (the "Merger"). The Company then changed its name to AccuMed International, Inc., reincorporated under Delaware law and changed its fiscal year end from September 30 to December
31. The Company is currently seeking to enter into an agreement pursuant to which a third party would manufacture the Company's Alamar microbiology products, other than alamarBlue. However, there can be no assurance that such an agreement can be reached. If such an agreement is not reached, the Company intends to cease manufacturing such products.


    The Company's principal executive offices are located at 900 North Franklin Street, Suite 401, Chicago, Illinois 60610, and its telephone number is (312) 642-9200.

                                  THE OFFERING


Common Stock offered by:
  The Company....................................  2,831,455 shares
  The Selling Stockholders.......................  1,918,545 shares
Common Stock to be outstanding after the           22,279,988 shares (1)
 Offering........................................
Use of proceeds by the Company...................  To fund product research and development; scale-up of manufacturing; the Oncometrics Acquisition; the
                                                   RADCO Acquisition; and working capital and general
                                                   corporate   purposes,   including   reduction   in
                                                   accounts payable. See "Use of Proceeds."
Nasdaq Market symbol.............................  ACMI
Nasdaq National Market symbol....................  ACMI


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                             THREE MONTH
                                                          FISCAL              TRANSITION
                                                        YEAR ENDED           PERIOD ENDED               SIX MONTHS ENDED
                                                    SEPTEMBER 30, 1995    DECEMBER 31, 1995               JUNE 30, 1996
                                                    -------------------   ------------------   -----------------------------------
                                                       PRO FORMA (2)        PRO FORMA (2)           ACTUAL         PRO FORMA (2)
                                                    -------------------   ------------------   ----------------   ----------------
STATEMENT OF OPERATIONS DATA:
  Sales...........................................        $ 4,144              $ 1,184            $       2,312      $ 2,318
  Operating loss..................................         (7,056)              (7,060)(3)           (6,736)(3)       (7,308)(3)
  Net loss........................................         (6,740)              (7,077)                 (4,619)       (5,018)
  Net loss per common share.......................          (0.69)               (0.60)                  (0.28)        (0.31)
  Weighted average common shares outstanding......          9,832               11,743                   16,319       16,319



                                                                         DECEMBER 31,           JUNE 30, 1996
                                                                             1995       ------------------------------
                                                                         -------------                    PRO FORMA
                                                                            ACTUAL         ACTUAL      AS ADJUSTED (4)
                                                                         -------------  -------------  ---------------
BALANCE SHEET DATA:
  Working capital (deficit)............................................    $  (2,459)     $     572       $  15,061
  Total assets.........................................................        5,974          8,720          26,822
  Long-term debt, net of current portion (5)...........................           90             45             272
  Total stockholders' equity...........................................          729          5,487          22,550


- ------------------------------


(1) Based upon shares outstanding at August 27, 1996, of which 940,955 shares are subject to forfeiture if certain specified earnings per share or stock price performance thresholds are not met during 1997. Excludes: (i) an aggregate of 5,917,605 shares reserved for issuance upon exercise of warrants outstanding at August 27, 1996 (except for 480,402 shares which will be issued upon exercise prior to consummation of the Offering and sold in the Offering) with a weighted average exercise price of $3.21 per share;
    (ii) an aggregate of 1,602,971 shares reserved for issuance upon the exercise of stock options outstanding at August 27, 1996 (except for 109,395 shares which will be issued upon exercise prior to consummation of the Offering and sold in the Offering) with a weighted average exercise price of $2.77 per share; and (iii) an aggregate of 543,741 shares reserved for issuance upon exercise of options available for future grant under the Company's stock option plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management -- Stock Option Plans" and Note 11 of Notes to Consolidated Financial Statements.


(2) Includes the operating results of AccuMed, Inc. and Oncometrics on a pro forma basis assuming that the Merger and the Oncometrics Acquisition occurred on October 1, 1994. See "The Company" and Pro Forma Condensed Combining Financial Statements.


(3) Includes $4.0 million and $3.5 million for the three month transition period ended December 31, 1995 and six months ended June 30, 1996, respectively, recorded as a non-cash charge against operations relating to the write-off of in-process research and development acquired in connection with the Merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(4) Includes the net assets of Oncometrics and RADCO assuming the Oncometrics Acquisition and the RADCO Acquisition occurred on June 30, 1996. Adjusted to reflect the receipt and application of the net proceeds from the sale of 2,831,455 shares of Common Stock offered by the Company hereby at an assumed offering price of $6.50 per share, and the receipt of proceeds to the Company of approximately $728,000 in connection with the exercise of outstanding stock options and warrants to purchase an aggregate of 589,797 shares of Common Stock to be sold by certain Selling Stockholders in the Offering. See "Use of Proceeds," "Principal and Selling Stockholders" and "Description of Capital Stock."



(5) Long-term debt consists of capital lease obligations. See Note 13 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS. SPECIAL
NOTE: CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 2 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.


    LIMITED  RELEVANT   OPERATING   HISTORY;   SIGNIFICANT   OPERATING   LOSSES;
ACCUMULATED DEFICIT; SUBSTANTIAL COSTS OF INTEGRATION AND CONSOLIDATION; UNCERTAINTY OF PROFITABILITY. The Company was formed in 1988 under the name Alamar Biosciences, Inc. and was engaged primarily in research and development of microbiology products based on the alamarBlue technology. Prior to the Merger, the Company never realized any significant revenues from product sales. AccuMed, Inc. was incorporated in February 1994 and, effective January 1995, acquired the Sensititre microbiology business. Until such acquisition, AccuMed, Inc. had no revenues and operations consisted of a limited amount of cytopathology research and development. Accordingly, although the Sensititre business had a significant operating history and revenues from sales, AccuMed, Inc., as a separate entity, had very limited operating history prior to the Merger. Upon consummation of the Merger, the operations of the Company and AccuMed, Inc. were combined, and the Company began to develop, manufacture and sell both the alamarBlue and the Sensititre microbiology products and recently began to commercialize certain AccuMed cytopathology products. Thus, the Company has a limited relevant operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in a continually evolving industry with an increasing number of market entrants and intense competition as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of new products based on innovative technology.



    The Company has incurred significant net operating losses in each fiscal quarter since its inception. For the fiscal years ended September 30, 1994 and 1995, and for the transition period ended December 31, 1995 and the six months ended June 30, 1996, the Company's net operating losses were approximately $3.1 million, $3.8 million, $5.7 million and $4.6 million, respectively. Losses for the fiscal years ended September 30, 1994 and 1995 and for the transition period ended December 31, 1995 relate solely to the Company's operations prior to the Merger. As of June 30, 1996, the Company had an accumulated deficit of approximately $27.4 million. Losses are expected to continue for the foreseeable future until such time, if ever, as the Company is able to attain sales levels sufficient to support its operations. There can be no assurance that the Company will be able to implement successfully its operating strategy, generate increased revenues or ever achieve profitable operations. See "-- Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products."



    UNCERTAINTY OF MARKET ACCEPTANCE AND INITIAL INVESTMENT IN CYTOPATHOLOGY PRODUCTS. The Company has generated limited revenues from the sale of its cytopathology products to date. The Company's success, growth and profitability will depend primarily on market acceptance of the AcCell Series 2000 and the TracCell 2000, if cleared for marketing by the FDA and other applicable regulatory authorities, for use in connection with cervical cancer screening by cytopathology laboratories. Market acceptance will depend on the Company's ability to demonstrate to such laboratories that the limitations associated with conventional Pap smear screening and analysis can be cost effectively addressed by its products. There can be no assurance that the Company can demonstrate that the high initial cost of equipping existing laboratories with the AcCell Series 2000 and the TracCell 2000, if cleared for marketing, will be offset by a reduction in costs associated with increased efficiency and decreased malpractice liability risks resulting from more accurate diagnoses, better data management capability and better documentation of slide review procedures. The Company believes that many clinical laboratories offer Pap smear tests at lower gross margins than other tests in order to receive orders for other, higher margin, laboratory tests. As a result, clinical laboratories may be reluctant or unwilling to accept the additional costs related to installing and utilizing the AcCell Series 2000 and the TracCell 2000. Furthermore, clinical laboratories have recently been presented with a variety of new products claimed to improve the cervical cancer
screening   process  either  through  changing  the  slide  preparation  method, automating the re-examination or rescreening of conventional specimens previously diagnosed as negative or rescreening such specimens using reagents to detect certain RNA/DNA hybrid cells claimed to indicate the presence of cervical cancer. This proliferation of competing claims, products and approaches to cervical cancer screening may cause market confusion which could result in a laboratory maintaining its current equipment and practices or delaying a decision of whether to purchase the Company's products or a competing product. See "-- Technological Change and Competition."


    LIMITED NUMBER OF CUSTOMERS. Due in part to a recent trend toward consolidation of clinical laboratories, the Company expects that the number of potential domestic customers for its cytopathology products will decrease. Due to the relative size of the largest U.S. laboratories, it is likely that a significant portion of the sales of the AcCell Series 2000 and the TracCell 2000, if cleared for marketing, will be concentrated among a relatively small number of customers. In order to promote acceptance in the market, the Company will need to foster an awareness of and acceptance by these potential customers of the AcCell Series 2000 and the TracCell 2000 and of the benefits of such systems over  current  methods.  The  Company's dependence  on  sales  to  large laboratories may strengthen the purchasing leverage of these potential customers. There can be no assurance that the Company will be successful in selling its products, or that any such sales will result in sufficient revenue to allow the Company to become profitable.



    DELAYED OR UNSUCCESSFUL PRODUCT DEVELOPMENT. The Company's growth and profitability will depend, in part, upon its ability to complete development of and successfully introduce new products, including the TracCell 2000. The Company will likely be required to undertake time-consuming and costly development activities and seek regulatory approval for new products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, that regulatory clearance or approval of these or any new products will be granted on a timely basis, if ever, or that the new products will adequately meet the requirements of the applicable market or achieve market acceptance. The completion of the development of any of the Company's products under development remains subject to all the risks associated with the commercialization of new products based on innovative technologies, including unanticipated technical or other problems, manufacturing difficulties and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development or the abandonment of such products. Consequently, there can be no assurance that any of the Company's products under development will be successfully developed or manufactured or, if developed and manufactured, that such products will meet price or performance objectives, be developed on a timely basis or prove to be as effective as competing products. The inability to successfully complete development of a product or application, or a determination by the Company, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which the Company has made significant capital expenditures, could have a material adverse effect on the Company's business, financial condition and results of operations and could cause the Company to reassess its business strategy. Such reassessment could lead to changes in the Company's overall business plan, including the relative emphasis on current, as well as future, products. See "-- Government Regulation," "Business -- Cytopathology -- Cytopathology Products" and "-- Microbiology -- Microbiology Products."



    LIMITED SALES, MARKETING AND DISTRIBUTION EXPERIENCE; DEPENDENCE ON THIRD PARTY DISTRIBUTORS. In order for the Company to increase revenues and achieve profitability, the Company's products, particularly its current and proposed cytopathology products, must achieve a significant degree of market acceptance. The Company has only limited experience marketing and selling its cytopathology products. The Company intends to distribute its cytopathology products primarily through a limited number of distributors. The Company has only recently entered into its only current distribution arrangement with respect to cytopathlogy products, which is an exclusive, three year distribution agreement for North, Central and South America (the "Olympus Territory") with Olympus America. The Company will be required to enter into additional distribution arrangements in order to achieve broad distribution of its cytopathology products. There can be no assurance that the Company will be able to maintain the distribution arrangement with Olympus America or that the Company will be able to enter into and maintain arrangements with additional distributors on acceptable terms, or on a timely basis, if ever. The Company will be dependent upon these distributors to assist it in promoting market acceptance of and demand for its products. In addition, because the Company intends to rely on a limited number of distributors, sales to these distributors could account for a significant portion of the Company's revenues. There can be no assurance that these distributors will devote the resources necessary to provide effective sales and marketing support to the Company. In addition, the Company's distributors may give higher priority to the products of other medical suppliers or their own products, thus reducing their efforts to sell the Company's products. If any of the Company's distributors becomes unwilling or unable to promote, market and sell its products, the Company's business, financial condition and results of operations would be materially adversely affected. Further, Olympus America is the exclusive distributor of the AcCell Series 2000 and, if successfully developed and cleared for marketing, the TracCell 2000 in the Olympus Territory, and other distributors also may be granted exclusive distribution rights. To the extent any exclusive distributor fails to adequately promote, market and sell the Company's products, the Company may not be able to secure a replacement distributor until after the term of the distribution contract is complete or until such contract can otherwise be terminated.



    TECHNOLOGICAL CHANGE AND COMPETITION. The Company's AcCell Series 2000 currently faces and the TracCell 2000, if successfully developed and cleared for marketing, will face competition from companies that have developed or may be developing competing systems. The Company believes that many of the Company's existing and potential competitors possess substantially greater financial, marketing, sales, distribution and technical resources than the Company, and more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. The Company is aware of two companies that currently market imaging systems to re-examine or rescreen conventional Pap smear specimens previously diagnosed as negative as well as two companies that are developing devices for the preparation and analysis of Pap smear slides. The Company is aware that at least one such company has submitted an imaging system for use as a primary means of screening Pap smear slides under a pre-market approval application (a "PMA") to the FDA under the United States Food, Drug and Cosmetic Act (the "FD&C Act"). Another company markets a manual rescreening test claimed to detect the presence of cervical cancer using reagents to detect certain RNA/DNA hybrid cells. If any company currently marketing rescreening products receives FDA clearance or approval for use of its product as a primary screening system to replace or work in conjunction with conventional Pap smear screening or if automated analysis systems are developed and receive FDA clearance or approval, the use of conventional Pap smear screening could be substantially affected and the Company's business, financial condition and results of operations could be materially adversely affected.


    The market for the Company's current and, if developed, proposed microbiology products is highly competitive, and the Company competes with numerous well-established foreign and domestic companies, most of which possess substantially greater financial, technical, marketing, personnel and other resources than the Company and have established reputations for success in the development, sale and service of manual and/or automated IN VITRO diagnostic testing products. A significant portion of the MIC/ ID testing market in the United States is controlled by two companies, MicroScan, Inc., a wholly-owned subsidiary of Dade International, Inc. ("MicroScan"), and bioMerieux Vitek, a division of bioMerieux, a French company ("bioMerieux Vitek"). Difco Laboratories, Inc. ("Difco") has been issued a U.S. patent covering technology related to the alamarBlue technology covered in one of the Company's patents. There can be no assurance that Difco, which has substantially greater resources and experience in research, development, manufacturing and marketing than the Company, will not use its patented technology to develop products that will compete directly with the Company's microbiology products.

    The medical diagnostics industry is characterized by rapid product development and technological advances. There can be no assurance that other technologies or products that are functionally similar to those of the Company are not currently available or under development, or that other companies with expertise and resources that would encourage them to attempt to develop and market competitive products will not develop new products that compete directly with the Company's products. The Company's products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products, technological advances of the Company's current or potential competitors, or by other approaches. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition, including the development and commercialization of new products and technology, will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."



    GOVERNMENT REGULATION. The Company's products and manufacturing processes are regulated by state and federal authorities, including the FDA and comparable authorities in certain states and other countries. Failure to comply with the FD&C Act and applicable regulatory requirements can result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.



    United States regulatory requirements promulgated under the FD&C Act provide that many of the Company's products may not be shipped in interstate commerce without prior authorization from the FDA. Such authorization is based on a review by the FDA of a product's safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing either pursuant to a pre-market notification under Section 510(k) of the FD&C Act (a "510(k) Notification") or a PMA under the FD&C Act. The process of obtaining clearances or approvals from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to the receipt of regulatory approval.



    A 510(k) Notification, among other things, requires an applicant to show that its products are "substantially equivalent" in terms of safety and effectiveness to existing products that are currently permitted to be marketed. An applicant is permitted to begin marketing a product as to which it has submitted a 510(k) Notification at such time as the FDA issues a written finding of substantial equivalence. Requests for additional information may delay the market introduction of certain of an applicant's products and, in practice, initial clearance of products often takes substantially longer than the FDA pre-market notification review period of 90 days.



    A PMA consists of the submission to the FDA of information sufficient to establish independently that a device is safe and effective for its intended use. A PMA must be supported by extensive data, including preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. By statute, the FDA is required to respond to a PMA within 180 days from the date of its submission; however, the approval process usually takes substantially longer, often as long as several years. During the review period, the FDA may conduct extensive reviews of the Company's facilities, deliver multiple requests for additional information and clarifications and convene advisory panels to assist in its determination.


    FDA clearances and approvals, if granted, may include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or "off-label" uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.


    Under current interpretation of FDA regulations, marketing of the AcCell Series 2000 in the United States does not require FDA clearance or approval. Marketing of the TracCell 2000 in the United States, however, will require pre-marketing clearance or approval by the FDA. The Company anticipates that such clearance will be sought through submission to the FDA of a 510(k) Notification rather than a PMA. The Company is currently conducting the required testing of the TracCell 2000 and expects to submit a 510(k) Notification with respect to the TracCell 2000 by the end of 1996. There can be no assurance that the Company will successfully complete the necessary testing on a timely basis, if ever, that a 510(k) Notification with respect to the TracCell 2000 will be submitted to the FDA by the end of 1996, if ever, or that the FDA will clear the TracCell 2000 for marketing in the United States on a timely basis, if ever. It is also possible that the FDA could require a PMA for the TracCell 2000, which would result in significant delays in bringing the TracCell 2000 to the U.S. market and could have a material adverse effect on the Company's business, financial condition and results of operations.



    Under current interpretation of FDA regulations, marketing of the Company's MIC/ID microbiology products in the United States requires FDA clearance through the 510(k) Notification process. With respect to the Company's MIC/ID testing products, 510(k) Notifications must be filed and cleared with respect to each antibiotic used. The Company may submit applications to add individual antibiotics to those previously cleared as the market warrants. However, there can be no assurance that clearances will continue to be obtained or that obtained clearances will not be withdrawn.



    At the current time, alamarBlue is marketed for use in the industrial and research markets and therefore does not require FDA clearance or approval. The FDA could change its interpretation of the regulations and require a 510(k) Notification or PMA submission which, if pursued, may not be cleared or approved or, if approved, may contain significant limitations on the intended uses for which the product is marketed.



    Marketing in the United States of the Company's products under development may require additional FDA clearances or approvals. For example, the Company's proposed automated pre-screening specimen mapping workstation, the TracCell 3000, if developed, may not be sold in the United States unless and until the Company has obtained FDA clearance or approval, either through a 510(k) Notification or a PMA. In addition, marketing of the Company's proposed KB Reader and other proposed microbiology products, if developed, is likely to require FDA clearance through 510(k) Notifications. The Company is currently conducting research and development with respect to such products and has not yet begun clinical trials. There can be no assurance that any such products will be developed or, if developed, that such products will be cleared or approved for marketing by the FDA or other applicable regulatory authorities or, if such clearance or approval is received, that it will not be withdrawn. See "Business
- -- Cytopathology -- Cytopathology Products" and "-- Microbiology -- Microbiology Products."



    Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance or approval generally are subject to both FDA export permit requirements and, in some cases, general U.S. export regulations. In order to obtain a FDA export permit, the Company may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. No assurance can be given that foreign regulatory approvals will be granted on a timely basis, if ever, or that the Company will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals.



    The Company intends to seek qualification for its international manufacturing operations under the International Standards Organization ("ISO") 9001 Series of Standards, and to seek the "CE" mark for the AcCell Series 2000 and proposed products. The CE mark is recognized by countries that are members of the European Union and the European Free Trade Association and, effective in 1998, will be required to be affixed to all medical devices sold in the European Union. The AcCell Series 2000 is expected to be certified as complying with CE mark requirements upon completion of the CE mark qualification process which is underway; however, no assurance can be given that the Company will obtain the CE mark for the AcCell Series 2000 or any proposed products or satisfy ISO 9001 standards, or that any product that the Company may develop or commercialize will obtain the CE mark or will obtain any other required regulatory clearance or approval on a timely basis, if ever.



    The Company is subject to certain FDA registration, record-keeping and reporting requirements, and most of the Company's manufacturing facilities are obligated to follow FDA Good Manufacturing

Practice ("GMP") regulations and are subject to periodic FDA inspection. Any failure to comply with GMP regulations or any other FDA or other government regulations could have a material adverse effect on the Company's business, financial condition and results of operations.



    In July 1996, the Company received from the FDA a warning letter regarding certain procedures used in connection with the manufacture of its microbiology products at the Sensititre facility in the United Kingdom. In such letter, the FDA stated that the Company manufactured sterile products at such facility and was not in compliance with GMP regulations relating to the manufacture of sterile products. On August 7, 1996, the Company submitted a written response to the FDA asserting that the products manufactured at the Sensititre facility are not sterile. There can be no assurance, however, that the Company will not incur material costs to comply with FDA regulations, that the FDA will not institute proceedings against the Company or that such proceedings would not have a material adverse effect on the Company's business, financial condition and results of operations.



    Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. The Company cannot predict what material impact, if any, such changes might have on its business. Future changes in regulations or enforcement policies could impose more stringent requirements on the Company, compliance with which could adversely affect the Company's business. Such changes may relax certain requirements, which could prove beneficial to the Company's competitors and thus adversely affect the Company's business. In addition, regulations of the FDA, including GMP regulations, and state and foreign laws and regulations, depend heavily on administrative interpretations, and there can be no assurance that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect the Company. See "-- Technological Change and Competition."


    In addition to the regulations directly pertaining to the Company and its products, many of the Company's existing and potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of the Company's customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."


    There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances in the United States or internationally on a timely basis, if ever. Delays in the receipt of, or failure to receive, such approvals or clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.


    DEPENDENCE ON KEY EMPLOYEES. The Company believes that its success will depend to a significant extent upon the efforts and abilities of a small group of executive, scientific and marketing personnel, and in particular on Peter P. Gombrich, the Company's Chairman of the Board, Chief Executive Officer and President. The loss of the services of one or more of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future success will depend upon its ability to continue to attract and retain qualified scientific and management personnel who are in great demand. There can be no assurance that the Company will be successful in attracting and retaining such personnel.


    PROTECTION OF INTELLECTUAL PROPERTY. The Company relies on a combination of patents, licensing arrangements, trade names, trademarks, trade secrets, know-how and proprietary technology and policies and procedures for maintaining the secrecy of trade secrets, know-how and proprietary technology in order to secure and protect its intellectual property rights. The Company has filed or been assigned eight U.S. patent applications covering certain aspects of its cytopathology products, and four U.S. patent applications, one Japanese patent application and one Canadian patent application related to its microbiology products. The Company holds certain licenses on several U.S. and foreign patents and other intellectual property rights regarding aspects of the technology embodied in the Sensititre product line and is the licensee of certain automated cell analysis technology. The Company holds a U.S. patent and has received a notice of intent to grant a related European patent with respect to a portion of the alamarBlue microbiology technology.

    None of the Company's patent applications has been granted as of the date of this Prospectus, and there can be no assurance that any such patent application will result in an issued patent. The Company may, in the future, file additional patent applications; however, there can be no assurance that the Company will be successful in obtaining approval of any future patent applications it files with respect to its technologies. In addition, since patent applications in the United States are maintained in secrecy until patents issue, and since publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, the Company cannot be certain that the Company or other relevant patent application filer was the first creator of inventions covered by pending patent applications or that such persons were the first to file patent applications for such inventions.


    There also can be no assurance that any patents, patent applications and patent licenses will adequately cover the Company's technologies. Protection relating to portions of such technologies may be challenged or circumvented by competitors, and other portions may be in the public domain or protectable only under state trade secret laws.



    The Company owns two U.S. trademark registrations for the trademark "Sensititre," has filed a U.S. trademark application for the trademark "AcCell" and is currently preparing three more trademark applications for filing. The Company may file additional U.S. and foreign trademark applications in the future. However, no trademark registrations have yet been granted to the Company, and there can be no assurance that any such registrations will be granted. In addition, there can be no assurance that third parties have not or will not adopt or register marks that are the same or substantially similar to those of the Company, or that such third parties will not be entitled to use such marks to the exclusion of the Company. Selecting new trademarks to resolve such situations could involve significant costs, including the loss of goodwill already gained by the marks previously used.



    The Company relies for protection of its trade secrets, know-how and proprietary technology on nondisclosure and confidentiality agreements with its employees, consultants, distributors, suppliers, researchers and advisors. There can be no assurance that such agreements will provide meaningful protection for the Company's trade secrets, know-how or proprietary technology in the event of any unauthorized use or disclosure of such information. In addition, others may obtain access to, or independently develop, technologies or know-how similar to that of the Company.



    There can be no assurance that the Company's patents, patent applications, patent licenses, trademarks and trade secret protections will adequately protect the Company from potential infringement or misappropriation by third parties. Historically, the Company has been required to undertake costly litigation to enforce its intellectual property rights. Although the Company is not currently aware of any potential infringement, future litigation by the Company may be necessary to enforce its patent rights, as well as to protect its trade secrets, know-how and proprietary technology, or to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company.



    The Company's success will also depend on its ability to avoid infringement of patent or other proprietary rights of others. The Company is not aware that it is infringing any such rights of a third party, nor is it aware of proprietary rights of others for which it will be required to obtain a license in order to develop its products. However, there can be no assurance that the Company is not infringing the proprietary rights of others, or that the Company will not be required to defend itself against claimed infringement of the rights of others. Adverse determinations in any such litigation could subject the Company to significant liability to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using certain of its products or technologies, any of which could have a material adverse effect on the Company.

    POTENTIAL FLUCTUATIONS IN FUTURE QUARTERLY RESULTS. The Company expects that its operating results will fluctuate significantly from quarter to quarter in the future and will depend on various factors, many of which are outside the Company's control. These factors include the success of the marketing efforts of the Company and its distribution partners, the likelihood, timing and costs associated with obtaining necessary regulatory clearances or approvals, the timing and level of expenditures associated with expansion of sales and marketing activities and overall operations, the Company's ability to cost effectively expand manufacturing capacity and maintain consistently acceptable yields, the timing of establishment of strategic distribution arrangements and the success of the activities conducted under such arrangements, changes in demand for the Company's products, order cancellations, competition, changes in government regulation and other factors, the timing of significant orders from and shipments to customers, and general economic conditions. These factors are difficult to forecast, and these or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.


    Fluctuations in quarterly demand for products may adversely affect the continuity of the Company's manufacturing operations, increase uncertainty in operational planning, disrupt cash flow from operations and increase the volatility of the Company's stock price. The Company's expenditures are based in part on the Company's expectations as to future revenue levels and to a large extent are fixed in the short term. If revenues do not meet expectations, the Company's business, financial condition and results of operations could be materially adversely affected. The Company believes that period to period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. As a result of the foregoing factors, it is likely that in some future quarter the Company's revenue or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected.


    Additionally, if specified earnings per share or stock price performance thresholds are met during 1997, contingencies will be satisfied with respect to 940,955 shares of Common Stock and warrants to purchase 63,472 shares of Common Stock issued in connection with the Merger and an amount equal to the fair market value of such securities at the date on which such contingencies are satisfied is expected to be recorded as goodwill and amortized over ten years. Under the terms of the Agreement and Plan of Reorganization relating to the Merger (the "Merger Agreement"), such contingencies will be satisfied if, during 1997, (i) earnings, on a fully diluted basis, exceed $0.03 per share of Common Stock or (ii) the fair market value of the Common Stock equals or exceeds $2.50 per share for a period of 45 consecutive trading days. Furthermore, the Company has entered into definitive agreements to acquire a two-thirds equity interest in Oncometrics for approximately $4.0 million in cash. It is expected that the allocation of the purchase price payable in connection with the Oncometrics Acquisition will include approximately $1.6 million of acquired in-process research and development and approximately $1.1 million of purchased technology. The purchased technology is expected to be amortized over the expected useful life of such technology, currently anticipated to be ten years, with the acquired in-process research and development expensed in the Company's consolidated statement of operations as a non-cash charge against operations in the period of acquisition. The Company has also entered into a definitive agreement to acquire the remaining outstanding shares of Common Stock of RADCO and retire approximately $1.2 million in aggregate principal amount of RADCO Notes at an aggregate cost to the Company of approximately $1.4 million in cash. Approximately $630,000 of the purchase price payable in connection with the RADCO Acquisition is expected to be allocated to acquired in-process research and development and charged against operations in the Company's consolidated statement of operations in the period of acquisition. To the extent that the accounting treatments described above change, the Company's reported results of operations may be adversely affected. In addition, if the Company determines in accordance with its existing accounting policy that the undiscounted future operating cash flows from its operations are insufficient to support the aggregate amount of its unamortized goodwill, the Company will be required to reflect an impairment charge in the amount of unrecoverable goodwill against then current earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Pro Forma Condensed Combining Financial Statements.

    SIGNIFICANT CAPITAL REQUIREMENTS; DEPENDENCE ON PROCEEDS OF THE OFFERING; POSSIBLE NEED FOR ADDITIONAL CAPITAL. The Company intends to expend substantial funds for research and product development, scale-up of cytopathology manufacturing capacity, reduction of accounts payable, possible acquisitions, and other working capital and general corporate purposes. Although the Company believes that the net proceeds of the Offering, together with interest thereon, existing cash balances and internally generated funds will be sufficient to finance the Company's projected operations through at least the next twelve months, there can be no assurance to that effect. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of manufacturing capacity, the costs, timing and success of the Company's product development efforts, the costs and timing of potential acquisitions, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the progress of commercialization efforts by the Company and its distributors, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and third party reimbursement matters, including the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"), and other factors. If additional financing is needed, the Company may seek to raise additional funds through public or private financings, collaborative relationships or other arrangements. The Company currently has no commitments with respect to sources of additional financing, and there can be no assurance that any such financing sources, if needed, would be available to the Company or that adequate funds for the Company's operations, whether from the Company's revenues, financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms satisfactory to the Company. The failure of the Company to obtain adequate additional financing may require the Company to delay, curtail or scale back some or all of its research and development programs, sales and marketing efforts, manufacturing operations, clinical studies and regulatory activities and, potentially, to cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing stockholders. See "Use of Proceeds."



    NEED TO MANAGE EXPANDING OPERATIONS. The Company will be required to expand its operations, particularly in the areas of sales and marketing and manufacturing. Such expansion will likely result in new and increased responsibilities for management personnel and place significant strain upon the Company's management, operating and financial systems and resources. To accommodate any such growth and compete effectively, the Company may be required to implement and/or improve its information systems, procedures and controls, and to expand, train, motivate and manage its work force. The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively, both independently and as a group. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees as required by future growth, if any, could have a material adverse effect on the Company's business, financial condition and results of operations.



    RISK OF LITIGATION; RISK OF PRODUCT RECALLS; POTENTIAL UNAVAILABILITY OF INSURANCE. Commercial screening of Pap smear tests has been characterized by significant malpractice litigation. The Company faces a risk of exposure to product liability, errors and omissions or other claims if the use of its AcCell Series 2000 or any future potential products, including the TracCell 2000, is alleged to have contributed to or resulted in a false negative diagnosis. While neither the AcCell Series 2000 nor the TracCell 2000 is purported to offer any clinical diagnosis, there can be no assurance that the Company will avoid significant litigation. The Company also faces the possibility that defects in designs or manufacture of its products could result in product recall.



    The Company currently maintains a product liability insurance policy providing maximum coverage of $10.0 million and per occurrence coverage of $10.0 million. The medical device industry in general has experienced increasing difficulty in obtaining and maintaining reasonable product liability coverage, and substantial increases in insurance premium costs in many cases have rendered coverage economically impractical. There can be no assurance that the Company's existing product liability insurance will be adequate or continue to be available, or that additional product liability insurance will be available to the Company when needed or at a reasonable cost. An inability to maintain insurance at acceptable costs or otherwise protect against potential product liability could prevent or inhibit the continued commercialization of the Company's products. In addition, a product liability claim in excess of relevant insurance coverage or a product recall could have a material adverse effect on the Company's business, financial condition and results of operations.

    ENVIRONMENTAL REGULATION. The Company is subject to a variety of local, state, federal and foreign government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic, infectious and other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines against the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with any such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect on the Company's business, financial condition and results of operations. Any failure by the Company to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous chemicals or hazardous, infectious or toxic substances could subject the Company to significant liabilities, including joint and several liability under certain statutes. The imposition of such liabilities could have a material adverse effect on the Company's business, financial condition and results of operations.

    UNCERTAINTY OF PROFITABLE CYTOPATHOLOGY MANUFACTURING. The Company has only recently developed the AcCell Series 2000 and marketing and sales of the AcCell Series 2000 have only recently begun. The Company is also currently developing the manufacturing processes for the TracCell 2000. There can be no assurance that the Company will be able to sell sufficient numbers of systems or develop volume manufacturing processes that will lead to the cost-effective manufacture of the AcCell Series 2000 or the TracCell 2000. The Company also faces the possibility that defects in designs or manufacture of its products could result in product recall. See "Business -- Manufacturing."


    DEPENDENCE ON SUPPLIERS. Certain key components and raw materials used in the manufacturing of the Company's products are currently obtained from single vendors. Although the Company believes that alternative sources for such components and raw materials are available, any supply interruption in a single-sourced component or raw material would have a material adverse effect on the Company's ability to manufacture products until a new source of supply were qualified. There can be no assurance that the Company would be successful in qualifying additional sources on a timely basis, if ever. Failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an uncorrected impurity or a supplier's variation in a raw material, either unknown to the Company or incompatible with the Company's manufacturing process, could have a material adverse effect on the Company's ability to manufacture certain of its products. See "Business -- Manufacturing."



    IMPACT OF MEDICARE, MEDICAID AND OTHER THIRD PARTY REIMBURSEMENT. In the United States, some Pap smear screenings and MIC/ID tests are currently paid for by the patient directly, and the level of reimbursement by third party payors that do provide reimbursement varies considerably. Third party payors (Medicare/Medicaid, private health insurance, health administration authorities in foreign countries and other organizations) may affect the demand, pricing or relative attractiveness of the Company's products and services by regulating the frequency and maximum amount of reimbursement for Pap smear screening and MIC/ID testing provided by such payors or by not providing any reimbursement at all. Restrictions on reimbursement for Pap smear screening and MIC/ID testing may limit the price that the Company can charge for its products or reduce the demand for them. In addition, if the level of reimbursement provided by Medicare and Medicaid is significantly below the amount laboratories and hospitals charge patients to perform Pap smear screening and MIC/ID testing, respectively, the size of the potential market available to the Company may be reduced. There can be no assurance that the level of reimbursement for Pap smear screening and MIC/ID testing will achieve, or be maintained at, levels necessary to permit the Company to generate substantial revenues or be profitable.


    In the international market, reimbursement by private third party medical insurance providers, including governmental insurers and providers, varies from country to country. In certain countries, the Company's ability to achieve significant market penetration may depend upon the availability of third party or governmental reimbursement.


    UNCERTAINTY AND POSSIBLE NEGATIVE EFFECTS OF HEALTH CARE REFORM. The health care industry is undergoing fundamental changes that are the result of political, economic and regulatory influences. In the United States, comprehensive programs have been proposed that seek to control the escalation of health care expenditures within the economy. Reforms that have been, and may be, considered include controls on health care spending through limitations on the increase in private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and other fundamental changes to the health care delivery system. Health care reform could, for example, result in a reduction in the recommended frequency of Pap smear screening or limitations on reimbursement which would likely reduce the demand for the Company's cytopathology products. Demand for the Company's MIC/ID products could be similarly affected. The Company anticipates that Congress and state legislatures will continue to review and assess cost containment measures, alternative health care delivery systems and methods of payment, and that public debate of these issues will likely continue. Due to uncertainties regarding the outcome of health care reform initiatives and their enactment and implementation, the Company cannot predict what reforms will be proposed or adopted or the effect that such proposals or their adoption may have on the Company. There can be no assurance that future health care legislation or other changes in the administration or interpretation of government health care or third party reimbursement programs will not have a material adverse effect on the Company's business, financial condition and results of operations.



    INTERNATIONAL SALES AND OPERATIONS RISKS. The Company sells microbiology products and intends to sell its cytopathology and any future products to customers both domestically and internationally. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs or difficulties in staffing and managing international operations. Foreign regulatory authorities often establish product standards different from those in the United States and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's international business operations. Additionally, the Company's business, financial condition and results of operations may be adversely affected by increases in duty rates and difficulties in obtaining required licenses and permits. There can be no assurance that the Company will be able to successfully commercialize its products, or any future products, in any foreign market.


    POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the shares of the Company's Common Stock, like that of the common stock of many other medical products and high technology companies, has in the past been, and is likely in the future to continue to be, highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new commercial products by the Company or competitors, government regulation, changes in the current structure of the health care financing and payment systems, developments in or disputes regarding patent or other proprietary rights, economic and other external factors and general market conditions may have a significant effect on the market price of the Common Stock. Moreover, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for medical products and high technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigations have occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities.

    LACK OF DIVIDENDS. The Company has never paid cash or other dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."


    AUTHORIZATION AND POTENTIAL ISSUANCE OF PREFERRED STOCK; DELAWARE ANTI-TAKEOVER LAW. The Company's Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. Although the Company does not currently intend to issue any shares of its Preferred Stock, in the event of issuance, such shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. There can be no assurance that the Company will not, under certain circumstances, issue shares of its Preferred Stock. Furthermore, the Company may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of the Company. Certain of such measures may be adopted without any further vote or action by the stockholders, although the Company has no present plans to adopt any such measures. The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of the Company, impede a merger, consolidation or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Capital Stock -- Preferred Stock" and "-- Delaware Anti-Takeover Law; Certain Charter Provisions."


    IMMEDIATE AND SUBSTANTIAL DILUTION; OUTSTANDING WARRANTS AND OPTIONS. Because the offering price will be substantially higher than the book value per share of the Common Stock, purchasers of shares of Common Stock in the Offering will incur immediate and substantial dilution. In addition, investors purchasing shares in the Offering will incur additional dilution to the extent outstanding stock options and warrants are exercised. See "Dilution."


    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market after the Offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities. Upon completion of the Offering, the Company will have outstanding 22,279,988 shares of Common Stock, warrants to purchase 5,917,605 shares of Common Stock and options to purchase 1,602,971 shares of Common Stock (based on shares, warrants and options outstanding as of August 27, 1996 and assuming no exercise of the Underwriters' over-allotment option). In addition to the 4,750,000 shares of Common Stock to be sold in the Offering, 8,621,585 shares have been sold or are available for immediate sale in the public market pursuant to effective registration statements or exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"), subject in the case of certain holders to the limitations applicable to affiliates pursuant to Rule 144 under the Securities Act. An additional 1,733,875 shares of Common Stock that were issued in connection with the Merger will become available for immediate sale in the public market on June 30, 1997 upon the expiration of certain restrictions placed on such shares in connection with the Merger (including 380,649 of such shares currently subject to forfeiture). The directors and certain executive officers and securityholders of the Company, including the Selling Stockholders, who hold in the aggregate 7,174,528 of the remaining outstanding shares have entered into "lock-up" agreements with Vector Securities International, Inc. and Tucker Anthony Incorporated, as representatives of the Underwriters (the "Representatives"). In accordance with such lock-up agreements, an aggregate of 1,311,420 shares of Common Stock will become available for immediate sale in the public market commencing 91 days after the date of this Prospectus, 1,311,414 shares will become available for immediate sale in the public market commencing 181 days after the date of this Prospectus and 4,551,694 shares (including 560,306 of such shares currently subject to forfeiture) will become available for immediate sale in the public market commencing 271 days after the date of this Prospectus, subject in the case of certain holders to the limitations applicable to affiliates pursuant to Rule 144, and, with respect to 116,000 shares, release from escrow. Of the outstanding warrants, 480,402 shares underlying outstanding warrants are being sold in the Offering. Holders of approximately 1,387,500 of the outstanding warrants have entered into lock-up agreements with the Representatives restricting the sale of shares underlying such warrants in the public market for a period of 60 days from the date of this Prospectus. Holders of an additional 2,120,406 of the outstanding warrants have entered into lock-up agreements restricting the sale of such warrants and the shares underlying such warrants for a period of 90 days with respect to 706,802 warrants, 180 days with respect to 706,802 warrants and 270 days with respect to 706,802 warrants. Of the outstanding options, 109,395 shares underlying outstanding options are being sold in the Offering. The Company has registered the issuance of 1,684,263 shares of Common Stock issuable upon the exercise of options currently outstanding or available to be granted pursuant to the Company's stock option plans. Such shares are available for immediate sale in the public market upon exercise of the options, subject in the case of certain holders to the limitations applicable to affiliates pursuant to Rule 144. Holders of approximately 647,300 of such options have executed lock-up agreements with the Representatives restricting the sale of such shares in the public market for a period of 90 days with respect to 149,100 option shares, 180 days with respect to 149,100 option shares and 270 days with respect to 349,100 option shares. The Company has also agreed that it will not, without the prior written consent of the Representatives, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock for a period of one year following the date of this Prospectus other than pursuant to existing stock option plans or upon the exercise of outstanding warrants. The Representatives may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. The Company has agreed to file a registration statement under the Securities Act covering the resale of approximately 6,381,000 shares of Common Stock (including shares of Common Stock underlying certain warrants) promptly following consummation of the Offering. Certain of such shares are subject to the lock-up agreements described above. Following the effectiveness of such registration statement and the expiration of the applicable lock-up periods, such shares will be available for immediate sale in the public market without limitation. See "Description of Capital Stock," "Registration Rights" and "Underwriting."

                                  THE COMPANY


    The Company was incorporated in California in June 1988 under the name Alamar Biosciences, Inc. From its inception, the Company was engaged in developing, manufacturing and marketing microbiology products, including alamarBlue and diagnostic test kits under the name Alamar. AccuMed, Inc. was incorporated in Illinois in November 1994 to acquire products and technologies in the fields of cytology and microbiology. Effective January 1995, AccuMed, Inc. acquired Sensititre as a wholly-owned subsidiary and acquired certain assets relating to Sensititre products in the United States from the microbiology division of Radiometer America, Inc. Sensititre has been renamed AccuMed International Limited and is currently a wholly-owned subsidiary of the Company. In April 1995, the Company and AccuMed, Inc. entered into the Merger Agreement providing for the merger of AccuMed, Inc. into the Company. Pending consummation of the Merger, the Company's facilities in California were closed, its manufacturing, sales, marketing and research and development functions were conducted under contract by AccuMed, Inc. and its executive offices were moved to Chicago, Illinois. The Merger was consummated on December 29, 1995, at which time the surviving company was renamed AccuMed International, Inc. and was reincorporated under Delaware law. The Company commenced sales of its initial cytopathology product, the AcCell Series 2000, at the end of the first quarter of 1996. The Company is currently seeking to enter into an agreement pursuant to which a third party would manufacture the Company's Alamar microbiology products, other than alamarBlue. However, there can be no assurance that such an agreement can be reached. If such an agreement is not reached, the Company intends to cease manufacturing such products. The Company is headquartered in Chicago, Illinois with additional facilities in Westlake, Ohio and East Grinstead, Sussex, England.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,831,455 shares of Common Stock offered by the Company hereby are estimated to be $17.1 million ($21.4 million if the Underwriters' over-allotment option is exercised in full), based on an assumed offering price of $6.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The Company will also receive approximately $728,000 in proceeds in connection with the exercise of options and warrants to acquire an aggregate of 589,797 shares of Common Stock to be sold by certain Selling Stockholders in the Offering.



    Management anticipates that up to $4.0 million of the net proceeds from the Offering will be used for the research, development, testing and pursuit of regulatory approvals for new cytopathology product offerings, and up to approximately $2.0 million will be used to scale-up manufacturing for the AcCell Series 2000 and, if cleared for marketing, the TracCell 2000. The Company intends to use $4.0 million of the net proceeds from the Offering to fund the proposed Oncometrics Acquisition and approximately $1.4 million of the net proceeds to fund the proposed RADCO Acquisition. The balance of the net proceeds will be used for working capital and other general corporate purposes, including up to $1.0 million to reduce accounts payable. A portion of the proceeds allocated for working capital and general corporate purposes may be used to acquire complementary businesses, products or technologies, although there are no current agreements, arrangements or understandings with respect to any material acquisitions, other than as described in this Prospectus. Pending such uses, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations.



    The amounts actually expended for each purpose may vary significantly, depending on numerous factors, including the cost and timing of expansion of manufacturing capacity, the costs, timing and success of the Company's product development efforts, the costs and timing of potential acquisitions, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the progress of commercialization efforts of the Company and its distributors, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments relating to regulatory and third party reimbursement matters, including CLIA, and other matters. The Company will not receive any proceeds from the sale of shares of Common Stock offered by the Selling Stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Cytopathology -- Potential Acquisition of Interest in Oncometrics," "-- Microbiology -- Potential Acquisition of RADCO" and "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK


    The Company's Common Stock is quoted on the Nasdaq Market under the symbol "ACMI." The Common Stock has been approved, subject to effectiveness of the Offering, for inclusion on the Nasdaq National Market under the symbol "ACMI." On August 27, 1996, the last reported sale price of the Common Stock on the Nasdaq Market was $6.50 per share. The table below sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock on the
Nasdaq Market. At August 27, 1996, the Company had approximately 260 stockholders of record.



                                                                             HIGH        LOW
                                                                           ---------  ---------
1994 FISCAL YEAR
  First Quarter..........................................................  $    4.13  $    2.13
  Second Quarter.........................................................       3.00       1.75
  Third Quarter..........................................................       2.75       1.00
  Fourth Quarter.........................................................       2.63       1.25

1995 FISCAL YEAR
  First Quarter..........................................................  $    1.75  $    0.31
  Second Quarter.........................................................       1.75       0.50
  Third Quarter..........................................................       1.50       0.81
  Fourth Quarter.........................................................       1.50       0.75

TRANSITION PERIOD (1)
  October 1, 1995 through December 31, 1995..............................  $    1.69  $    1.00

1996 FISCAL YEAR (1)
  First Quarter..........................................................  $    6.25  $    1.06
  Second Quarter.........................................................       9.38       4.88
  Third Quarter (through August 27, 1996)................................       7.00       4.50


- --------------------------

(1) On December 31, 1995, the Company changed its fiscal year end from September 30 to December 31.


                                DIVIDEND POLICY

    The Company has not paid any cash or other dividends on its Common Stock to date. The Company currently intends to retain future earnings, if any, to finance the growth and development of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth the short-term debt and capitalization of the Company (i) at June 30, 1996, and (ii) giving pro forma effect to (a) the Oncometrics Acquisition for $4.0 million in cash, (b) the RADCO Acquisition for $1.4 million in cash, (c) the sale of the 2,831,455 shares of Common Stock offered by the Company hereby at an assumed offering price of $6.50 per share, after deducting estimated underwriting discounts and commissions and the estimated expenses of the Offering, and (d) the receipt by the Company of approximately $728,000 in connection with the exercise of options and warrants to purchase an aggregate of 589,797 shares of Common Stock to be sold by certain Selling Stockholders in the Offering. This table should be read in conjunction with the Consolidated Financial Statements of the Company, including the related Notes thereto and the Pro Forma Condensed Combining Financial Statements, appearing elsewhere in this Prospectus. See also "Use of Proceeds" and "Business
- -- Cytopathology -- Potential Acquisition of Interest in Oncometrics," "-- Microbiology -- Potential Acquisition of RADCO" and "Principal and Selling Stockholders."



                                                                                               JUNE 30, 1996
                                                                                          -----------------------
                                                                                                     PRO FORMA AS
                                                                                           ACTUAL      ADJUSTED
                                                                                          ---------  ------------
                                                                                              (IN THOUSANDS)
Short-term debt, including current portion of long-term liabilities (1).................  $     124   $      131
Long-term debt, net of current portion (2)..............................................         45          272
                                                                                          ---------  ------------
    Total debt..........................................................................        169          403
                                                                                          ---------  ------------
Minority interest.......................................................................         --          677
                                                                                          ---------  ------------
Stockholders' equity:
  Preferred Stock, $0.01 par value: 5,000,000 shares authorized; no shares issued and
   outstanding (actual and pro forma as adjusted).......................................         --           --
  Common Stock, $0.01 par value: 30,000,000 shares authorized; 17,525,748 shares issued and outstanding, actual; 21,087,000 shares issued and outstanding, pro forma as
   adjusted (3).........................................................................        175          209
  Additional paid-in capital............................................................     32,694       49,723
  Cumulative translation adjustment.....................................................         (2)          (2)
  Accumulated deficit...................................................................    (27,380)     (27,380)
                                                                                          ---------  ------------
    Total stockholders' equity..........................................................      5,487       22,550
                                                                                          ---------  ------------
      Total capitalization..............................................................  $   5,656   $   23,630
                                                                                          ---------  ------------
                                                                                          ---------  ------------


- --------------------------
(1) Includes notes payable and capital lease obligations due within one year.

(2) Includes long-term portion of capital lease obligations.


(3) Based on the number of shares outstanding as of June 30, 1996, excluding 940,955 outstanding shares which are subject to forefeiture if certain specified earnings per share or stock price performance thresholds are not met during 1997. Excludes: (i) an aggregate of 5,917,605 shares reserved for issuance upon exercise of warrants outstanding at August 27, 1996 (except for 480,402 shares which will be issued upon exercise prior to the consummation of the Offering and sold in the Offering) at exercise prices ranging from $0.25 to $5.00 per share, with a weighted average exercise price of $3.21 per share; (ii) an aggregate of 1,602,971 shares reserved for issuance upon the exercise of stock options outstanding at August 27, 1996 (except for 109,395 shares which will be issued upon exercise prior to consummation of the Offering and sold in the Offering) at exercise prices ranging from $0.63 to $8.38 per share, with a weighted average exercise price of $2.77 per share; and (iii) an aggregate of 543,741 shares reserved for issuance upon exercise of options available at August 27, 1996 for future grant under the Company's stock option plans. See "Management --
    Stock Option Plans" and Note 11 and Note 16 of Notes to Consolidated Financial Statements.

                                    DILUTION


    The pro forma net tangible book value of the Company at June 30, 1996 was approximately negative $2.2 million or negative $0.13 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's total pro forma tangible net worth (pro forma tangible assets less total pro forma liabilities), after giving effect to the Oncometrics Acquisition and the RADCO Acquisition, divided by 17,525,748 shares which represents the number of shares of Common Stock outstanding at June 30, 1996 (excluding 940,955 shares of Common Stock subject to forfeiture if certain specified earnings per share or stock price performance thresholds are not met during 1997). Without taking into account any other changes in pro forma net tangible book value after June 30, 1996, other than to give effect to the receipt and application of the estimated net proceeds from the sale of the 2,831,455 shares of Common Stock offered by the Company at an assumed offering price of $6.50 per share, the issuance of such 589,797 shares of Common Stock to be sold by certain Selling Shareholders in the Offering and the receipt by the Company of approximately $728,000 in connection therewith, the pro forma net tangible book value of the Company as of June 30, 1996 would have been approximately $14.9 million or $0.71 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $0.84 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $5.79 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution to new investors in the Offering:



Assumed offering price per share....................................             $    6.50
  Pro forma net tangible book value per share at June 30, 1996......  $   (0.13)
  Increase per share attributable to new investors..................       0.84
                                                                      ---------
Pro forma net tangible book value per share after the Offering......                  0.71
                                                                                 ---------
Dilution per share to new investors.................................             $    5.79
                                                                                 ---------
                                                                                 ---------



    The foregoing calculations assume no exercise of options or warrants subsequent to June 30, 1996, except as described above. As of August 27, 1996, there were : (i) an aggregate of 5,917,605 shares reserved for issuance upon exercise of outstanding warrants (including 480,402 shares which will be issued upon exercise prior to consummation of the Offering and sold in the Offering) at exercise prices ranging from $0.25 to $5.00 per share, with a weighted average exercise price of $3.21 per share; and (ii) an aggregate of 1,602,971 shares reserved for issuance upon the exercise of outstanding stock options (including 109,395 shares which will be issued upon exercise prior to consummation of the Offering and sold in the Offering) at exercise prices ranging from $0.63 to $8.38 per share, with a weighted average exercise price of $2.77 per share. To the extent such options or warrants are exercised, there will be further dilution to new investors. See "Management -- Stock Option Plans" and Note 11 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following Selected Consolidated Financial Data for the fiscal year ended September 30, 1995 and for the three month transition period ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company as adjusted, where indicated, to reflect the Merger. The Consolidated Financial Statements for the fiscal year ended September 30, 1995 have been audited by Coopers & Lybrand, L.L.P., independent certified public accountants. The Consolidated Financial Statements for the three month transition period ended December 31, 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The information presented for the six months ended June 30, 1996 is unaudited, but, in the opinion of the Company's management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for such period have been made. Results for interim periods are not necessarily indicative of the results that may be expected for the full year. The following should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and related Notes thereto and the Pro Forma Condensed Combining Financial Statements included elsewhere in this Prospectus.



                                                                                 THREE MONTH
                                                                                  TRANSITION
                                                          FISCAL YEAR ENDED      PERIOD ENDED           SIX MONTHS ENDED
                                                          SEPTEMBER 30, 1995  DECEMBER 31, 1995          JUNE 30, 1996
                                                          ------------------  ------------------  ----------------------------
                                                            PRO FORMA (1)       PRO FORMA (1)        ACTUAL      PRO FORMA (1)
                                                          ------------------  ------------------  -------------  -------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Sales.................................................      $    4,144          $    1,184        $   2,312      $   2,318
  Cost of sales.........................................          (3,674)             (1,186)          (1,466)        (1,469)
                                                                 -------             -------      -------------  -------------
  Gross profit (loss)...................................             470                  (2)             846            849
  Operating expenses....................................           7,526               7,058(2)         7,582(2)       8,157
                                                                 -------             -------      -------------  -------------
  Operating loss........................................          (7,056)             (7,060)          (6,736)        (7,308)
  Other income (expense)................................            (113)                (81)           2,118          2,116
  Provision for income taxes............................              (1)                 (1)              (1)            (1)
  Minority interest.....................................             430                  65           --                175
  Net loss..............................................      $   (6,740)         $   (7,077)       $  (4,619)     $  (5,018)
                                                                 -------             -------      -------------  -------------
                                                                 -------             -------      -------------  -------------
  Net loss per common share.............................      $    (0.69)         $    (0.60)       $   (0.28)     $   (0.31)
                                                                 -------             -------      -------------  -------------
                                                                 -------             -------      -------------  -------------
  Weighted average common shares outstanding............           9,832               11,743           16,319         16,319
                                                                  -------             -------     -------------  -------------
                                                                  -------             -------     -------------  -------------



                                                                                                         JUNE 30, 1996
                                                                              DECEMBER 31, 1995   ----------------------------
                                                                              ------------------                  PRO FORMA
                                                                                    ACTUAL          ACTUAL     AS ADJUSTED (3)
                                                                              ------------------  -----------  ---------------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit).................................................      $   (2,459)      $     572      $  15,061
  Total assets..............................................................           5,974           8,720         26,822
  Long-term debt, net of current portion (4)................................              90              45            272
  Total stockholders' equity................................................             729           5,487         22,550


- --------------------------
(1) Includes the operating results of AccuMed, Inc. and Oncometrics on a pro forma basis assuming the Merger and the Oncometrics Acquisition occurred on October 1, 1994. See "The Company" and Pro Forma Condensed Combining Financial Statements.


(2) Includes $4.0 million and $3.5 million for the three month transition period ended December 31, 1995 and the six months ended June 30, 1996, respectively, recorded as a non-cash charge against operations relating to the write-off of in-process research and development acquired in connection with the Merger.



(3) Includes the net assets of Oncometrics and RADCO assuming that the Oncometrics Acquisition and the RADCO Acquisition occurred on June 30, 1996, adjusted to reflect receipt and application of the net proceeds from the sale of the 2,831,455 shares of Common Stock offered by the Company hereby at an assumed offering price of $6.50 per share and the receipt of the proceeds to the Company of approximately $728,000 in proceeds in connection with the exercise, prior to the consummation of the Offering, of outstanding stock options and warrants to purchase an aggregate of 589,797 shares of Common Stock to be sold by certain Selling Stockholders. See "Use of Proceeds," "Principal and Selling Stockholders" and "Description of Capital Stock."



(4) Long-term debt consists of capital lease obligations. See Note 13 to Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THE FACTORS DISCUSSED BELOW AS WELL AS THE FACTORS DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 2 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

OVERVIEW


    Effective December 29, 1995, AccuMed, Inc. was merged with and into the Company. The results of operations reflected in the Company's consolidated statement of operations for the quarter ended March 31, 1996 and subsequent periods include the operations of the two merged businesses, whereas results of operations from prior periods and years reflect the operations and sales of the Alamar microbiology product line only. The historical results of operations of the Company presented herein are not necessarily indicative of future results of operations of the Company. See "The Company."



    The Merger has been accounted for as a purchase, which resulted in certain charges. The value of the securities not subject to contingencies issued by the Company upon consummation of the Merger exceeded the value of the assets acquired by $6.6 million. At December 31, 1995, $4.0 million of such amount was allocated to acquired in-process research and development and written off immediately as a non-cash charge against operations. The remaining $2.6 million was recorded as purchased technology and is being amortized over ten years beginning December 31, 1995. Certain of the securities issued by the Company upon consummation of the Merger were subject to forfeiture if specified earnings per share or stock price performance goals were not met following the Merger. During the quarter ended March 31, 1996, the contingencies were satisfied with respect to a portion of such securities having a then current fair market value of $5.4 million. Of such amount, $3.5 million was allocated to acquired in-process research and development and written off immediately as a non-cash charge against operations. The remaining $1.9 million was recorded as purchased technology and is being amortized over ten years beginning March 31, 1996. If specified contingencies applicable to the remaining 940,955 shares of Common Stock and warrants to purchase up to 63,472 shares of Common Stock issued in the Merger are met during 1997, an amount equal to the fair market value of such securities at the time such contingencies are satisfied will be recorded as goodwill. It is anticipated that such goodwill will be amortized over ten years and that the Company will continue to assess the recoverability of such asset as prescribed by the Company's current accounting policies. See "Risk Factors -- Potential Fluctuations in Future Quarterly Results" and Note 16 of Notes to Consolidated Financial Statements.


    Pending consummation of the Merger, the Company took various actions to streamline and relocate its operations. The Company's manufacturing facility in Sacramento, California was closed in August 1995, and all obligations under its lease were satisfied during the second quarter of 1996. During the summer and fall of 1995, the Company terminated the employment of all its employees, other than two officers. From July 1, 1995 until consummation of the Merger, the Company's manufacturing, marketing, sales, distribution and research and development functions were performed by AccuMed, Inc. under contracts. After consummation of the Merger, the Company resumed research and development, manufacturing and marketing and sales activities, and hired a significant number of employees.


    At June 30, 1996, the Company had an accumulated deficit of $27.4 million. On December 31, 1995, the Company changed its fiscal year end from September 30 to December 31.

RESULTS OF OPERATIONS



  SIX MONTHS ENDED JUNE 30, 1995 AND 1996



    Revenues from sales increased from $321,000 for the six months ended June 30, 1995 to $2.3 million for the comparable 1996 period, primarily due to the inclusion of sales of the Sensititre product line as a result of the acquisition of the Sensititre business at the end of 1995 and initial sales of the Company's cytopathology products.



    Cost of sales increased from $471,000 for the six months ended June 30, 1995 to $1.5 million for the comparable 1996 period, primarily due to the additional cost of sales of the microbiology product line and initial cytopathology instrument sales.



    General and administrative expenses increased from $860,000 for the six months ended June 30, 1995 to $2.0 million for the comparable 1996 period, primarily due to (i) recognition of a non-cash charge attributable to the issuance of warrants to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $2.125 per share as compensation for consulting services, (ii) costs of consolidating staff and relocating operations, and (iii) increased investor relations efforts.



    Research and development expenses increased from $140,000 for the six months ended June 30, 1995 to $4.8 million for the comparable 1996 period, primarily due to a non-cash charge against operations of $3.5 million representing the write-off of in-process research and development acquired in connection with the Merger, and resumption of research and development activities following the Merger.



    Sales and marketing expenses increased from $75,000 for the six months ended June 30, 1995 to $842,000 for the comparable 1996 period, due to reinstatement of domestic sales and marketing efforts which had been suspended during the 1995 period.



    Other income increased from $96,000 for the six months ended June 30, 1995 to $2.5 million for the six months ended June 30, 1996, primarily due to payments of $3.5 million from Becton, Dickinson and Company ("Becton") pursuant to a license agreement entered into in October 1995 (the "Becton Agreement"). At December 31, 1996, $1.4 million of such payments had been recorded as deferred revenues pending resolution of subsequently resolved litigation. Offsetting such income was $954,000 of expense for the first six months of 1996 recorded as a non-cash charge representing the fair market value of warrants issued. Of such amount, (i) $852,000 is attributable to warrants to purchase an aggregate of 687,500 shares of Common Stock, with a weighted average exercise price of $3.73 per share, issued to investors in connection with the initial capitalization of RADCO and (ii) $102,000 is attributable to warrants to purchase an aggregate of 100,000 shares of Common Stock, at an exercise price of $1.25 per share, issued in consideration of a loan to the Company of $250,000 from the warrantholder.



    Net loss increased from $1.2 million for the six months ended June 30, 1995 to $4.6 million for the six months ended June 30, 1996, primarily attributable to the non-cash charge against operations relating to the write-off of in-process research and development and the fair value of warrants issued, as described above. The net loss per share for the first six months of 1995 was $0.20 compared to $0.28 for the comparable 1996 period. The increased net loss was diluted by an increase in the weighted average shares outstanding.



    The Company's accounts receivable increased by $530,000 from December 31, 1995 to June 30, 1996, primarily due to sales of the Company's initial cytopathology products and varying payment terms for the Company's international microbiology distributors.



    The Company's production inventory increased by $371,000 from December 31, 1995 to June 30, 1996 as a result of increased levels of raw materials and finished goods inventories acquired to support sales of the Company's initial cytopathology products.



    The Company's accounts payable were $2.2 million as of June 30, 1996, an increase of $236,000 from December 31, 1995, primarily attributable to the increase in inventories described above.

  THREE MONTHS ENDED DECEMBER 31, 1994 AND 1995



    The three months ended December 31, 1995 represent the transition period resulting from the change in the Company's fiscal year end from September 30 to December 31. While revenues remained virtually unchanged, cost of sales increased from $227,000 in the 1994 quarter to $339,000 in the 1995 period. General and administrative costs increased substantially from $384,000 in the 1994 quarter to $1.4 million in the 1995 period, primarily due to (i) legal expenses related to subsequently resolved litigation, (ii) expenses of relocating the Company's operations, and (iii) payments to AccuMed, Inc. for its services pursuant to manufacturing, distribution and research and development agreements pending consummation of the Merger. Research and development expenses increased from $151,000 in the 1994 quarter to $4.0 million in the 1995 period, due to a non-cash charge against operations relating almost entirely to the write-off of in-process research and development acquired in connection with the Merger. Sales and marketing expenses decreased from $171,000 in the 1994 period to $7,000 in the 1995 period, as the sales and marketing activities were performed by AccuMed, Inc. prior to the Merger pursuant to a distribution agreement.



    The net loss increased from $846,000 for the 1994 period to $5.7 million for the 1995 period. The increase resulted primarily from a non-cash charge against operations relating to the write-off of in-process research and development acquired in connection with the Merger, and increased administrative expense. The net loss per share for the 1994 period was $0.17 compared to $0.49 for the 1995 period.



  FISCAL YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995



    Revenues for the fiscal years ended September 30, 1993, 1994 and 1995 were $419,000, $1.2 million and $515,000, respectively. Revenues in fiscal 1994 included approximately $473,000 of international instrument shipments and $92,000 of contract research, both of which were absent from the fiscal 1995 year and account for the decrease in revenues from fiscal 1994 to fiscal 1995. During fiscal 1994, the Company had additional products available for sale that were in development during fiscal 1993. Cost of sales increased from $911,000 in fiscal 1993 to $1.5 million in fiscal 1994 and decreased slightly to $1.4 million in fiscal 1995. The cost of sales relative to revenues was higher in 1993 and 1995 as compared to 1994 due to increased sales of instruments in 1994 which carry a higher margin as compared to the test panels to which the 1993 and 1995 revenues related. General and administrative expenses increased slightly from $1.1 million in fiscal 1993 to $1.2 million in fiscal 1994, and increased substantially to $2.1 million in fiscal 1995. The increase from fiscal 1994 to fiscal 1995 was primarily due to legal and accounting expenses related to the Merger and subsequently resolved litigation. Research and development expenses decreased from $683,000 in fiscal 1993 to $580,000 in fiscal 1994 and to $387,000 in fiscal 1995, primarily due to the suspension of virtually all research and development activities during the 1995 fiscal year. Sales and marketing expenses decreased from $960,000 in fiscal 1994 to $309,000 in fiscal 1995, due to suspension of virtually all of the Company's domestic sales and marketing efforts beginning in November 1994.



    The net loss for fiscal 1993 was virtually unchanged compared to fiscal 1994. The net loss increased from $3.1 million for fiscal 1994 to $3.8 million for fiscal 1995, primarily due to increased legal and administrative expenses associated with subsequently resolved litigation. The net loss per share decreased from $1.00 for fiscal 1993 to $0.65 in 1994 and $0.59 in 1995, primarily due to increases in the weighted average shares outstanding offset in part by a lower net loss in fiscal 1994 compared to fiscal 1995.


LIQUIDITY AND CAPITAL RESOURCES


    The Company has been substantially dependent on the private placements of its debt and equity securities and the proceeds of its initial public offering of securities consummated in October 1992 to fund its cash requirements. From the initial public offering through June 30, 1996, the Company has raised approximately $22.4 million in aggregate net proceeds from the initial public offering and certain equity private placements. The Company's most recent private placements were closed in May and June 1996, resulting in the issuance of an aggregate of 255,000 shares of Common Stock for net proceeds of approximately $1.4 million. During the second quarter of 1996, the Company expected to receive $2.0 million in cash consideration for a debenture that was to have been issued effective April 30, 1996; however, such consideration was not received and such debenture was not issued. During the second quarter of 1996, the Company received an aggregate of $471,000 upon the exercise of certain stock options and an aggregate of $441,000 upon the exercise of certain warrants.



    In connection with the Company's initial public offering and certain private placements, the Company issued warrants to purchase an aggregate of 2,702,905 shares of Common Stock (the "Redeemable Warrants"). As of August 27, 1996, 200 shares of Common Stock had been issued as a result of the exercise of Redeemable Warrants. If the closing price per share of Common Stock exceeds $7.50 per share (subject to adjustment) for a minimum of 20 consecutive trading days, the Company would have the right to redeem the Redeemable Warrants, upon notice of not less than 60 days given to holders within three days following any such 20 day period, at a redemption price of $0.25 per underlying share. The exercise price of the Redeemable Warrants, which expire October 1, 1997, is $5.00 per share. If all Redeemable Warrants were exercised, of which there can be no assurance, the Company would receive approximately $13.5 million in gross proceeds. If the Offering is completed, the Company has agreed with the Underwriters not to redeem the Redeemable Warrants, without the Representatives' consent, prior to one year following the date of this Prospectus.



    Pursuant to the Becton Agreement, Becton has a semi-exclusive, worldwide license to the Company's alamarBlue technology for a specific field of use. Becton was obligated to pay $3.5 million in cash for use of the technology, of which $1.5 million was received during 1995 and $2.0 million was received during the first quarter of 1996. Of such amount, $500,000 will be creditable against future royalty payments, if any. Becton is obligated to pay the Company royalties on net sales of products incorporating the technology licensed under the Becton Agreeement during its five-year term. To the Company's knowledge, as of the date of this Prospectus, Becton has not produced or sold any products incorporating such technology.



    At June 30, 1996, the Company had $2.2 million of accounts payable, of which $1.7 million was past the respective original due dates. In late 1995 and early 1996, the Company reached agreements with certain vendors providing for the extended repayment of amounts owed by the Company to such vendors. At June 30, 1996, pursuant to such agreements, approximately $522,000 remained payable by the Company to such vendors in scheduled monthly installments through the remainder of 1996. Other amounts owed to various vendors and suppliers may be subject to late charges of up to 1.5% per month. The Company intends to apply up to $1.0 million of the net proceeds of the Offering to the repayment of a portion of the accounts payable not subject to extended repayment agreements.



    The Company intends to expend substantial funds for research and product development, possible acquisitions, scale-up of manufacturing capacity, reduction of accounts payable and other working capital and general corporate purposes. Although the Company believes that the net proceeds of the Offering, together with interest thereon, existing cash balances and internally generated funds will be sufficient to finance the Company's projected operations through at least the next twelve months, there can be no assurance to that effect. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of manufacturing capacity, the costs, timing and success of the Company's product development efforts, the costs and timing of potential acquisitions, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the progress of commercialization efforts of the Company and its distributors, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and third party reimbursement matters, including CLIA, and other factors. If additional financing is needed, the Company may seek to raise additional funds through public or private financings, collaborative relationships or other arrangements.


    The Company currently has no commitments with respect to sources of additional financing, and there can be no assurance that any such financing sources, if needed, would be available to the Company or that adequate funds for the Company's operations, whether from the Company's revenues, financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms satisfactory to the Company. The failure of the Company to obtain adequate additional financing may require the Company to delay, curtail or scale back some or all of its research and development programs, sales and marketing efforts, manufacturing operations, clinical studies and regulatory activities and, potentially, to cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing stockholders. See "Use of Proceeds" and the Consolidated Financial Statements and the Pro Forma Condensed Combining Financial Statements and Notes thereto.


POTENTIAL IMPACT OF ACQUISITION OF INTEREST IN ONCOMETRICS


    In August 1996, the Company entered into definitive agreements to acquire a two-thirds equity interest, on a fully-diluted basis, in Oncometrics for aggregate cash consideration of $4.0 million. Of such consideration, $2.0 million is to be paid to Xillix for currently outstanding Oncometrics stock, and $2.0 million is to be paid to Oncometrics for newly issued Oncometrics stock. It is anticipated that such transaction would be accounted for under the purchase method of accounting, resulting in approximately $1.6 million of acquired in-process research and development and approximately $1.1 million of purchased technology. Amounts recorded as acquired in-process research and development would be written off as a charge to earnings in the period of the Oncometrics Acquisition. Amounts recorded as purchased technology would be amortized over the expected useful life of such technology, currently anticipated to be ten years. Furthermore, at June 30, 1996, Oncometrics had approximately $234,000 in long-term, third party debt, including the current portion of long-term debt, which the Company will assume if the Oncometrtics Acquisition is consummated. See "Use of Proceeds" and "Business -- Cytopathology -- Potential Acquisition of Interest in Oncometrics" and Pro Forma Condensed Combining Financial Statements.


POTENTIAL IMPACT OF ACQUISITION OF RADCO


    In August 1996, the Company also entered into a definitive agreement to acquire the common stock of RADCO not currently owned by the Company and to retire approximately $1.2 million in aggregate principal amount of RADCO Notes issued by RADCO in connection with the initial capitalization of RADCO at an aggregate cost to the Company of approximately $1.4 million in cash. It is anticipated that such transaction would be accounted for under the purchase method of accounting, resulting in approximately $630,000 of acquired in-process research and development. Such amount is expected to be written-off as a charge to earnings in the period of the RADCO Acquisition. See "Use of Proceeds" and "Business -- Microbiology -- Potential Acquisition of RADCO" and Pro Forma Condensed Combining Financial Statements.

                                    BUSINESS


    AccuMed designs, manufactures and markets diagnostic screening products for clinical diagnostic laboratories serving the cytopathology and microbiology markets. The Company's primary focus is on the development of cytopathology products that support the review and analysis of Pap smears in order to improve the quality of cell analysis and increase accuracy and productivity in the laboratory. The Company commenced sales of its initial cytopathology product, the AcCell Series 2000 automated slide handling and microscopy workstation, at the end of the first quarter of 1996. The Company is currently testing a prototype specimen mapping workstation, the TracCell 2000, which automatically pre-screens Pap smear slides to identify and create a computerized map of empty space and certain non-clinically relevant portions of the specimen to permit a more efficient analysis of the test slide. The Company expects to file a 510(k) Notification with the FDA for the TracCell 2000 by the end of 1996. The Company has recently entered into an agreement with Olympus America, a leading supplier of microscopes to the cytopathology market, pursuant to which Olympus America has exclusive third party distribution rights to the AcCell Series 2000 and, if successfully developed and cleared for marketing by the FDA and other applicable regulatory authorities, the TracCell 2000 in the Olympus Territory.



    The Company also develops, manufactures and markets IN VITRO diagnostic microbiology products for the clinical laboratory, veterinary and pharmaceutical markets. The Company offers the microbiology laboratory a variety of FDA-cleared products, under the trade name Sensititre, for the MIC/ID testing of bacteria suspected of causing infections and for measuring the susceptibility of such bacteria to different types and concentrations of antibiotics. AccuMed's microbiology products include disposable test kits and a range of automated instruments. The Company also markets alamarBlue, a proprietary, non-toxic indicator reagent that measures cell growth for IN VITRO testing. The Company is developing the KB Reader, an automated instrument designed to read the results of a Kirby-Bauer method susceptibility test, and, pursuant to an agreement with RADCO, is developing a diagnostic microbiology test panel and an automated reading instrument. There can be no assurance that any such products will be successfully developed or marketed.



    AccuMed's objective is to establish the AcCell Series 2000 and the TracCell 2000 as the leading microscopy workstations for the primary screening and analysis of cytology specimens while developing other new cytopathology and microbiology products. The key elements of the Company's strategy include: (i) establishing the AcCell Series 2000 and, if cleared for marketing by the FDA and other applicable regulatory authorities, the TracCell 2000 in the worldwide Pap smear screening market through distribution agreements and strategic alliances with major market participants, (ii) exploiting other applications for the Company's cytopathology technology such as histology and pathology laboratory work, (iii) continuing to acquire, develop and enhance technologies that complement the Company's existing technology base and (iv) integrating the Company's proprietary microbiology technologies into new products.


CYTOPATHOLOGY

  CERVICAL CANCER SCREENING


    An estimated 440,000 new cases of cervical cancer are reported annually worldwide. The American Cancer Society estimates that, in 1996 in the United States, 15,700 women will be diagnosed with invasive cervical cancer and 4,900 women will die of cervical cancer. However, virtually all cervical cancer cases can be effectively treated with timely intervention if detected early. The treatment of cervical cancer after it reaches the invasive stage, however, may require surgery and chemotherapy or radiation treatments, which are difficult, expensive and may be unsuccessful. Cervical cancer is preceded by curable precancerous lesions that progress without symptoms over a period of years until they become invasive, penetrating the cervical epithelium (cellular covering) and entering the bloodstream or lymph system. In 1996, an estimated 65,000 American women will be diagnosed with cervical carcinoma IN SITU, a precancerous condition. In order to detect precancerous lesions, gynecologists in the United States typically recommend annual screening examinations for all women over the age of 18.

    The Pap smear is currently the most widely-used screening test for early detection of cervical cancer and related precancerous conditions. Pap smear tests are generally performed by an estimated 4,500 clinical laboratories in the United States, including hospital laboratories, commercial laboratories, reference laboratories and gynecologists' office laboratories. It is estimated that in 1996 over 150 million Pap smear specimens will be screened worldwide, including over 50 million in the United States. According to the American Cancer Society, widespread and regular use of the Pap smear as a screening test is believed to have contributed to a greater than 70% decrease in mortality from cervical cancer in the United States in the past 45 years.


  PAP SMEAR TESTS


    The conventional Pap smear testing process begins with the collection of a cervical specimen during a gynecological examination. The physician then manually smears the specimen onto a microscope slide, which is then submitted to the clinical laboratory for cytopathological microscopic examination, along with patient data such as medical history, day in menstrual cycle, family history and known risk factors. Gathering and collating these patient data, which are critical to the proper evaluation of a specimen, is a time-consuming and labor-intensive process at both the physician's office and the laboratory. The laboratory administrative personnel who gather such data are also responsible for manually recording the results of the Pap smear tests and ensuring that both the slide and paperwork provided to the cytotechnologist relate to the same patient.


    At the laboratory, a cytotechnologist, a medical professional with special training in the examination and interpretation of human cells, conducts an initial microscopic review of a prepared slide. The cytotechnologist screens each slide with a microscope to differentiate diseased or abnormal cells from healthy cells based on numerous physical characteristics, including size, shape and structural details of the cells and nuclei. Other factors considered are the texture of the specimen, the structure of cell grouping, background of the smear and the patient medical data supplied by the referring physician. Typically, each Pap smear specimen is then classified in accordance with The Bethesda System for Reporting Cervical/Vaginal Cytologic Diagnoses into one of several categories ranging from normal (negative) to cancerous. Any specimen classified as other than negative is generally referred to a senior cytotechnologist and then a pathologist for further review and final diagnosis. A woman with an abnormal Pap smear test may have a repeat Pap smear test or undergo costly colposcopy and biopsy procedures.


    Cytotechnologists are regulated under CLIA, which requires cytology laboratories to perform proficiency testing and quality control by testing cytotechnologists to assure a minimum competence level. Pap smear screening is exceedingly complex and tedious work. Cytotechnologists are required by CLIA to screen 100% of each Pap smear slide, which when done correctly requires six to eight minutes of microscope viewing per slide. Over 90% of specimens reviewed are negative. Even non-negative specimens may contain only 20 to 30 abnormal cells out of a total of as many as 50,000 to 300,000 cells on the slide. As a result, slide interpretation errors can be caused by fatigue of the cytotechnologist and the habituation effect of constantly viewing predominantly negative specimens. To potentially reduce the effects of fatigue and habituation, CLIA limits to 100 the number of slides that a cytotechnologist is permitted to screen in a day, and many states and foreign countries have established even lower slide-per-day limits. Although CLIA permits a cytotechnologist to review up to 100 Pap smear slides per day, management estimates that, as a practical matter, the manual review process requiring 100% slide review limits the ability of the cytotechnologist to reviewing an average of 60 slides per day.



    In conducting the conventional Pap smear screening, cytotechnologists are required to locate and review information from the patient's file, load and position the slide on the microscope stage, manually move the slide and continually focus the microscope on as many as 400 fields of view per slide. They then place a mark on selected abnormal cells on the slide and manually record the diagnosis. CLIA requires that at least 10% of specimens classified as negative be rescreened for quality control. Rescreening is accomplished either by the methods described above or by rescreening instruments. See "-- Competition."

  CONVENTIONAL PAP SMEAR TEST LIMITATIONS


    The conventional Pap smear screening process has significant limitations, primarily relating to how individual cytotechnologists and administrative personnel analyze slides, diagnose, record the results of such analysis, document the screening process and gather and collate relevant patient data. Any breakdown in this process could result in slide interpretation errors, administrative errors and increased potential for litigation/liability risks.



    SLIDE INTERPRETATION ERRORS. The process of screening and interpreting a Pap smear test is complex and tedious, and is prone to error due to the difficulty of properly locating, evaluating and categorizing subtle changes in a very small number of cells among a vastly larger cell population as well as the fact that most of the specimens reviewed are classified as negative. In addition, cytotechnologists are usually encouraged by laboratory economics to review as many slides as possible within the current CLIA constraint of 100 per day. As a result, slide interpretation errors can be caused by cytotechnologist fatigue and the habituation effect of constantly viewing predominantly negative specimens. A false negative diagnosis may allow the disease to progress to a later stage of development before being detected, thereby requiring a more expensive and invasive course of treatment and diminishing the likelihood of successful treatment. According to the JOURNAL OF THE AMERICAN MEDICAL ASSOCIATION, clinical laboratories generally experience false negative diagnosis rates of 5% to 30%.


    ADMINISTRATIVE ERRORS. Gathering accurate patient data and ensuring that the data are correctly matched with the patient's slides provide significant administrative challenges. Laboratories employ full-time administrative personnel to assemble patient data, enter patient data on a physical report and collate that data with the corresponding slide. However, the volume of information that must be processed and organized manually can lead to mismatching errors which, in turn, may lead to diagnostic errors.

    LITIGATION/LIABILITY RISKS. Failure by a laboratory to properly diagnose a Pap smear specimen can result in significant legal liability. Because there are no current means to objectively demonstrate what procedures were conducted by the cytotechnologist or that 100% of the slide was reviewed, suits claiming negligent misdiagnosis are difficult to defend and may result in unwarranted liability.

  CYTOPATHOLOGY PRODUCTS

    AccuMed's primary focus is on the development and marketing of cytopathology products that support the review and analysis of cervical Pap smears, including slide management and mapping and critical data management functions. The Company's products are designed to automate multiple aspects of the Pap smear screening process without significantly modifying existing laboratory practices. The Company's current cytopathology products are the AcCell Series 2000 workstations. The Company has developed and is currently testing a prototype of the TracCell 2000 slide mapping workstation. The Company is developing software and hardware for a second generation, fully automated, high volume, mapping product, the TracCell 3000, to augment its workstation product offering. The Company is also developing a series of educational and testing products.


    THE ACCELL SERIES 2000. The AcCell Series 2000 workstations consist of the AcCell 2000 and the AcCell 2001. The AcCell 2000 is an interactive computer-controlled slide handling and precision microscopy workstation that is supported with comprehensive data management capabilities. The workstation consists of a high quality precision microscope (supplied by the Company or the customer), a computer-controlled moveable stage, a bar code reader, a proprietary slide marking mechanism (the "dotter"), an optional personal computer for the data management system and a stage-control mouse developed by the Company. The system operates in a Microsoft Windows-Registered Trademark-environment using the Company's proprietary software. The AcCell 2001 contains all the features of the AcCell 2000 in addition to an automated cassette slide loading and unloading system which handles up to 30 slides per cassette. The AcCell 2001 is designed to be used in conjunction with a TracCell 2000.

    The AcCell Series 2000 can be linked to the gynecologist's office and to the laboratory's internal information system in order to provide computerized support, from the time of entering patient information when the specimen is taken through the time of generating reports at the laboratory and doctor's office and finally to billing of the patient or payor. After specimen collection by the gynecologist, the gynecologist's staff, using software provided by the Company through the laboratory either on a network or on a disk, enters the patient's relevant medical history into the system and generates a bar code that is placed on the slide and the hard copy of the work order sent with the slide to the laboratory. The bar code contains basic patient information such as the patient's name and date of specimen collection. The slides and patient data, either in electronic format or hard copy, are then transferred from the gynecologist to the clinical laboratory for review.



    At the laboratory, the slide is assigned by the laboratory administrator to the cytotechnologist for review. The slide is placed, either manually or automatically, on the AcCell stage and is read by the bar code reader to ensure that proper patient data is displayed on the computer monitor for cytotechnologist review. The slide is then automatically moved under the microscope, and the microscope is power-focused by the cytotechnologist. The AcCell Series 2000 automatically moves the stage under the microscope in a pattern and at a speed selected by the cytotechnologist that the cytotechnologist can override at any time. As the slide is moved under the microscope, the cytotechnologist records into the system's memory the exact coordinates of abnormal cells by clicking a button on the stage-control mouse. At the conclusion of the review, selected abnormal cells are automatically marked by the dotter with a small physical dot on the slide so that they may be relocated easily for further manual review. The AcCell Series 2000 will record a complete analysis only after 100% of the slide has been scanned or a sufficient number of abnormal cells have been located to designate the slide as potentially positive. Typically, review of a single slide takes five to seven minutes using the AcCell Series 2000.


    After completing review of the slide, the cytotechnologist selects the appropriate diagnosis from a table in the data management system. The data management system records all aspects of the Pap smear screening and saves the information for future review. The AcCell Series 2000 generates management reports, records the exact location of marked cells for a given specimen, digitally stores relevant information and provides full documentation for laboratory quality control and regulatory compliance. The Company believes that by providing a variety of automated features and a comprehensive data management system, the AcCell Series 2000 has the potential to reduce the risk of human slide reading and administrative error.


    To extend the functionality of the AcCell Series 2000, several system configuration options are available, and multiple workstations can be networked together within a laboratory. The MacroVision-TM-, a proprietary image enhancement system, can be attached to the AcCell platform in order to allow a cytotechnologist to view on a monitor the specimen being reviewed under the microscope. The Company is currently developing proprietary telepathology software which, if developed, would enable the AcCell workstation to be operated remotely using the Company's MacroVision product.



    Although the Pap smear test is the largest volume cytology test, the cytopathology laboratory routinely conducts other tests based on samples from numerous organs and areas of the body, all of which require precision microscopy and careful management of data to be effectively implemented. Although the Company is not currently developing any products for these applications, the Company believes that its AcCell technology may be adapted for use in connection with the analysis of these tests in a manner similar to that of Pap smear tests.


    THE TRACCELL 2000. The Company has developed a prototype of the TracCell 2000 pre-screening, mapping and slide handling product designed to identify and create a computerized map of empty space and certain non-clinically relevant areas on the slide and thereby reduce the amount of matter on the specimen that must be reviewed by the cytotechnologist using the AcCell Series 2000. Much of the material contained in a Pap smear specimen is not clinically relevant to cervical cancer screening. In addition to human cells, a typical Pap smear slide contains a certain amount of vacant space, blood, mucus and other non-clinically relevant material. Currently, the cytotechnologist is required to review all portions of the slide, including those portions that are not relevant to diagnosis, because there is no basis upon which to distinguish such material until it is reviewed manually under the microscope.



    The TracCell 2000 is designed to first evaluate whether a sample is properly stained and has sufficient material to be statistically significant. The TracCell 2000 then automatically pre-screens the slide to locate and create a computerized map of empty space and certain non-clinically relevant material. In tests conducted by the Company, it has been demonstrated that the TracCell 2000 can eliminate from 15% to 50% of the slide area to be reviewed. As a result, the Company believes that the TracCell 2000 has the potential to reduce the time needed to evaluate specimens and allow the cytotechnologist to focus on more thoroughly evaluating potential abnormalities.



    The TracCell 2000 is designed to be used before the slide is reviewed using the AcCell 2001. A single TracCell 2000 is designed to support up to five AcCell 2001 instruments based on normal laboratory usage. The TracCell 2000 creates a pre-screening pattern for the slide based on the computerized map, which is used by the AcCell 2001 to automatically move the slide to the relevant area and automatically focus the microscope during the cytotechnologist's review. If the cytotechnologist wants to alter the pre-screened sequence, he or she can override the system for a particular slide. Regardless of whether the cytotechnologist chooses to override the prescribed sequence, the system is designed to facilitate and document 100% review of the slide. The TracCell 2000, if successfully developed and cleared by the FDA or other applicable regulatory authorities for marketing, will be marketed with software for which the laboratory will pay a software license fee each time a slide is reviewed.


    The Company is currently testing the TracCell 2000 with the goal of supporting the filing of a 510(k) Notification by the end of 1996. There can be no assurance that the testing will be successfully completed, that the 510(k) Notification will be submitted to the FDA on a timely basis, if ever, that the FDA or other applicable regulatory authorities will clear the TracCell 2000 or that the TracCell 2000 will be successfully marketed. See "Risk Factors -- Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products" and "-- Government Regulation."

    THE TRACCELL 3000. The Company is developing a second generation specimen pre-screening and slide mapping product, the TracCell 3000, to further automate the mapping process. The TracCell 3000, if successfully developed, will eliminate not only empty space, debris and other material eliminated by the TracCell 2000, but will also eliminate certain normal cellular material. The Company believes, based on preliminary studies it has conducted, that the technology embodied in the TracCell 3000 may be capable of further reducing the portion of the specimen required to be reviewed by the cytotechnologist. The TracCell 3000 is being designed to accommodate automated mapping of 500 slides per eight hour period. Further testing and development and additional resources are necessary to determine whether a commercially viable TracCell 3000 instrument can be developed. Development of the TracCell 3000 is subject to all of the risks associated with the development of new products based on innovative technologies and new software, including unanticipated technical or other problems and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development, or abandonment of such products. There can be no assurance that the Company will successfully develop the TracCell 3000, that the TracCell 3000 will be cleared or approved for marketing by the FDA or other applicable regulatory authorities, or that the TracCell 3000 will be successfully marketed. See "Risk Factors -- Uncertainty of Market Acceptance and Initial Investment in Cytopathology Products" and "-- Government Regulation."


    CYTOPATHOLOGY EDUCATIONAL AND TRAINING PRODUCTS. The Company has recently developed the MacroVision feature, a specially modified AcCell product for on-screen specimen review. This system can also be used by teaching institutions and laboratories to provide hands-on cytotechnology training through a single microscope. Cytotechnologists are required by CLIA to attain and maintain minimum standards of competence, and cytology laboratories are charged with ensuring that their cytology professionals meet such competency standards through continuing training and testing. Current training and testing involve the use of multiple microscopes or specialized microscopes equipped with multiple eyepieces which are difficult to use. Using the MacroVision feature, the teacher or trainer can display the specimen being reviewed on one or more computer monitors. The monitor can be viewed directly by the students or can be linked with other computers and monitors to provide remote or even off-site viewing. For testing purposes, AccuMed is also developing a glass slide Proficiency Testing Station that provides automated scoring of the screener's locator and identification skills on user defined test slide sets.


    In addition, the Company is developing the Relational Cytopathology Reference Guide (the "Reference Guide"), a library of electronically stored, digitized cell images. The Reference Guide may be used in training to allow students to analyze typical and atypical specimens as slides are being reviewed. In the clinical laboratory, the Reference Guide is being designed to provide a reference database to assist the cytotechnologist and cytopathologist in Pap smear analysis. Each of the Company's educational products is being designed to record and document continuing education activity to assist in compliance with CLIA requirements.


  POTENTIAL ACQUISITION OF INTEREST IN ONCOMETRICS


    In August 1996, the Company entered into definitive agreements to acquire a two-thirds equity interest in Oncometrics for aggregate consideration of $4.0 million in cash.


    Oncometrics was formed in 1995 as a wholly-owned subsidiary of Xillix to complete the development of an automated instrument designed to be used in the detection, diagnosis and prognosis of early-stage cancer by measuring the DNA in cells on microscope slides. Oncometrics is developing a proprietary high resolution image cytometer that uses a solid state microscope, a high resolution digital camera, proprietary image analysis software and high speed computer processors to capture and analyze cell images from a microscope slide that has been stained using Oncometrics' proprietary staining method. Prototypes of the Oncometrics instrument have been developed that are capable of isolating small variations in cell nucleus DNA, which assists the cytotechnologist in detecting lung cancer in an early stage of development. Because the presence of cancer cells can cause changes in the nuclear DNA of normal cells, in some cases the Oncometrics instrument can detect cancer even in the absence of cells with visibly detectable disease.

    Oncometrics has demonstrated the feasibility of its technology as it applies to the detection of early cancer in lung mucus. Oncometrics believes that its technology may be potentially applied to other types of cancer, such as cervical cancer.


    Oncometrics is currently testing several prototypes of its instrument with scientists and cancer research institutions. There can be no assurance that Oncometrics or the Company will successfully develop this instrument for lung or cervical or other cancer applications or, if developed, that this instrument will be approved for marketing by the FDA or other applicable regulatory authorities or that it will be successfully marketed. See "Risk Factors -- Delayed or Unsuccessful Product Development" and "-- Government Regulation."



    Of the consideration, $2.0 million is to be paid to Xillix for currently outstanding Oncometrics stock and $2.0 million is to be paid to Oncometrics in consideration for newly issued Oncometrics stock. The Company expects to use a portion of the net proceeds of the Offering to fund the Oncometrics Acquisition. Consummation of the transactions with Xillix and Oncometrics is subject to various conditions, including consummation of the Offering, the satisfactory completion by the Company of a due diligence review with respect to intellectual property matters and the execution of a definitive Shareholders Agreement pursuant to which Xillix and the Company will provide operating funding to Oncometrics on a pro rata basis. The Company's portion of such operating funding is estimated to be $1.0 million during the 24 months following the date of this Prospectus. There can be no assurance that the transaction will be consummated. See "Use of Proceeds."

  CYTOPATHOLOGY SALES AND MARKETING


    Pap smear screening is performed in approximately 4,500 laboratories in the United States. The Company is currently marketing the AcCell Series 2000 workstations to the clinical laboratory market, primarily in the United States. In order to expand its markets, the Company is implementing a dual-track marketing strategy pursuant to which it intends to enter into distribution arrangements with major market participants, as well as establish a direct marketing group to support the marketing activities of its distribution partners. The Company intends to tailor its marketing strategy by region and country as appropriate to address significant differences among such markets.


    The AcCell Series 2000 is distributed in the Olympus Territory by Olympus America pursuant to an exclusive agreement entered into in May 1996. The Company currently has a two-person direct cytopathology sales force and is planning to add additional sales personnel to support distributors of its products.


    Olympus America is a leading supplier of precision microscopes to the cytology market in the United States and throughout the Olympus Territory. The Olympus Agreement grants to Olympus America exclusive third party distribution rights to the AcCell Series 2000 and the TracCell 2000 in the Olympus Territory through May 1999. These products are expected to be incorporated with the Olympus microscope and marketed under and labeled with the Olympus America and AcCell names. The Olympus Agreement permits the Company to conduct direct sales efforts in the Olympus Territory and direct or indirect sales efforts throughout the world. Olympus America is required to purchase specified minimum units of the AcCell Series 2000 in each year of the term, although direct sales by the Company in the Olympus Territory can be used to satisfy the minimum purchase obligation. Olympus America has a right of first refusal to distribute in the Olympus Territory certain additional cytopathology products that may be developed by AccuMed. The Company's direct sales staff will work in concert to train the Olympus America sales team and support their efforts at industry trade shows and conventions, and will be compensated directly by Olympus America for providing training and installation support for the distributed products.


MICROBIOLOGY


    The Company develops, manufactures and markets IN VITRO diagnostic tests for the clinical laboratory, veterinary and pharmaceutical markets. The Company offers the microbiology laboratory a variety of FDA-cleared products, under the trade name Sensititre, for identifying bacteria suspected of causing infections and measuring the susceptibility of such bacteria to different types and concentrations of antibiotics. AccuMed's microbiology products include a series of disposable test kits and a range of automated instruments. The Company also markets alamarBlue, a proprietary, non-toxic indicator reagent that measures cell growth for IN VITRO testing. The Company is developing the KB Reader, an automated instrument designed to read the results of a Kirby-Bauer method susceptibility test. In conjunction with RADCO, the Company is also developing the FluoreTone 48, a diagnostic microbiology test panel and an automated reading instrument. There can be no assurance that any such products will be successfully developed, that such products will be cleared or approved for marketing by the FDA or other applicable regulatory authorities, or that such products will be successfully marketed. See "Risk Factors -- Delayed or Unsuccessful Product Development" and "-- Government Regulation."


  BACKGROUND

    MIC/ID testing by hospitals and laboratories assists physicians, other health care professionals and veterinarians in determining the most effective course of treatment for bacterial infections. MIC/ID testing technology measures the ability of organisms or cells to grow in different combinations and concentrations of an antibiotic or other introduced substance. By measuring growth, MIC/ID testing products can, for example, provide physicians and veterinarians guidance in determining which antibiotics are most effective in treating a given case of bacterial infection.


    Current MIC/ID testing technology consists of (i) a variety of methodologies employing a plastic panel with a matrix of testing microwells and (ii) the Kirby-Bauer disk diffusion method. Panel testing technology involves the placement of a solution known as a "reagent" containing selected antibiotics in a matrix of microwells and adding to each microwell a broth which contains a sample of the patient's blood or other fluid in which bacteria may be present. After an incubation period, the effectiveness of the antibiotic can be determined by observing chemical changes to the solution. By constructing a matrix of testing wells with specific antibiotics in increasing concentrations, it is possible to determine not only the effectiveness of a given antibiotic but also the minimum required dosage. Kirby-Bauer testing involves placing paper disks impregnated with a selected antibiotic in a culture containing bacterium and observing, after the incubation period, whether the bacterium continues to grow in proximity to the disk. The results of a Kirby-Bauer test determine whether a given antibiotic is effective against the bacterium, but, unlike panel testing, offer no information as to the minimum dosage required.


  MICROBIOLOGY PRODUCTS


    SENSITITRE. Sensititre, which was acquired by the Company in 1995, first began offering MIC/ID testing products over 15 years ago. Sensititre was one of the first companies to introduce a range of systems for MIC/ID testing utilizing microwell panel technology. The Sensititre products incorporate a range of accessories including substrate strips, dosing heads, broths, and test panels for both susceptibility and identification applications. The Sensititre panels have significant advantages over competitors, including a two-year shelf life and the ability to be stored at room temperature. The Sensititre product line also includes four automated instruments, each of which uses compatible technologies, and allows customers to upgrade without replacing the entire system. The AutoReader-TM- is a microprocessor-based fluorimeter designed to automatically and rapidly measure intensity levels of fluorescence from MIC/ID testing panels. ARIS-TM- is a fully automated panel handling, incubating and reading instrument that offers robotic processing of testing plates. SensiTouch-TM- is a device that guides the user through the manual reading of Sensititre susceptibility test panels and transmits the data to a host computer. The AutoInoculator-TM- is a rapid microprocessor-controlled dispensing instrument designed to automatically deliver the proper amount of the patient's specimen to a Sensititre test panel. The Company also offers the Sensititre Automated Microbiology System, which is a sophisticated data management system that provides a wide range of data tracking and reporting capabilities.



    ALAMARBLUE. The Company manufactures and markets alamarBlue, a proprietary, non-toxic, water-soluble indicator reagent that measures cell growth for IN
VITRO testing. alamarBlue has applications in biological research, bacteria testing, toxicity testing for consumer products, and pharmaceutical and therapeutic research. For example, companies that produce consumer products such as soaps, shampoos, lotions or cosmetics can conduct IN VITRO cell culture toxicity tests in lieu of live animal testing. The Company has marketed a series of MIC/ID panel tests using alamarBlue under the trade name Alamar. The Company is currently negotiating to enter into an agreement pursuant to which a third party would manufacture the Alamar microbiology products, other than alamarBlue, although there can be no assurance that such an agreement can be reached.



    In October 1995, the Company entered into the Becton Agreement pursuant to which Becton has rights in and to the Company's alamarBlue technology and related trade secrets, know-how and patent rights (the "Licensed Technology") for the production and sale of disposable anti-microbial testing panels. The worldwide license is exclusive to Becton for certain applications in the microbiology market; however, the license permits the Company to continue to exploit the Licensed Technology, subject to certain restrictions on the Company's ability to sublicense the Licensed Technology or to engage in significant transactions with substantial competitors of Becton. Becton is obligated to pay royalties on net sales of any product which encompasses or incorporates the Licensed Technology for five years following the first commercial use of the Licensed Technology, subject to certain conditions and restrictions, and Becton has paid the Company a total of $3.5 million, which includes $500,000 creditable against future royalties. To the Company's knowledge, as of the date of this Prospectus, Becton has not produced or sold any products incorporating the Licensed Technology. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



    KB READER. In February 1996, the Company entered into a license and distribution agreement with Biokit, S.A., Barcelona, Spain, to develop a low cost KB Reader designed to read automatically the results of a Kirby-Bauer method susceptibility test. Currently, most laboratories interpret the results of a disk diffusion test visually and manually enter the test result. The Company has licensed from Biokit, S.A. certain software algorithms that are intended to be integrated into the hardware being developed by the Company. The Company has developed a prototype KB Reader and expects to begin clinical trials by the end of 1996. The Company has an exclusive worldwide license to manufacture and market the KB Reader, except that Biokit, S.A. has exclusive rights to market the KB Reader in Italy and may also market the KB Reader in any country in which the Company does not at such time directly or indirectly market the KB Reader. Development of the KB Reader is subject to all of the risks associated with the development of new products based on innovative technologies and new software, including unanticipated technical or other problems and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development, or abandonment of such products. Consequently, there can be no assurance that the KB Reader will be successfully developed, that the KB Reader will be cleared for marketing by the FDA or other applicable regulatory authorities or that the KB Reader will be successfully marketed. See "Risk Factors -- Delayed or Unsuccessful Product Development" and "-- Government Regulation."


  POTENTIAL ACQUISITION OF RADCO


    In March 1996, the Company and certain investors formed RADCO for the purpose of developing a diagnostic microbiology test panel and an automated reading instrument. The RADCO automated product would allow AccuMed to provide a single product to both low-end and high-end volume users. RADCO was initially capitalized through the private placements of units consisting of an aggregate of 400,000 shares of RADCO common stock (the "RADCO Stock"), the RADCO Notes in the aggregate principal amount of approximately $1.2 million (bearing interest at a rate of 10% per annum) and warrants to purchase an aggregate of 687,500 shares of AccuMed Common Stock with a weighted average exercise price of $3.73 per share. In consideration for the issuance of such warrants, the Company received 10% of the outstanding RADCO Stock. In August 1996, the Company entered into a definitive agreement to acquire the outstanding RADCO Stock not owned by it and to retire the outstanding RADCO Notes at an aggregate cost to the Company of approximately $1.4 million in cash. The Company expects to use a portion of the net proceeds of the Offering to fund the RADCO Acquisition. Consummation of the transaction is subject to various conditions, including consummation of the Offering. There can be no assurance that the transaction will be consummated. Development of the FluoreTone 48 diagnostic test panel and automated reading instrument is subject to all of the risks associated with the development of new products based on innovative technologies and new software, including unanticipated technical or other problems and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development, or abandonment of such products. Consequently, there can be no assurance that the FluoreTone 48 will be successfully developed, that the FluoreTone 48 will be cleared or approved for marketing by the FDA or other applicable regulatory authorities or that the FluoreTone 48 will be successfully marketed. See "Risk Factors -- Delayed or Unsuccessful Product Development" and "-- Government Regulation."


  MICROBIOLOGY SALES AND MARKETING


    The Company's Sensititre products are marketed in the pharmaceutical, veterinary laboratory and clinical/hospital reference laboratory markets. The Company markets alamarBlue to industrial and research customers, including the biotechnology industry. The Company markets its microbiology products in the United States through a seven-person direct sales staff and in certain foreign countries through exclusive diagnostic manufacturers and distributors. Most sales to the veterinary market are through direct sales. alamarBlue is being marketed by the Company, primarily to industrial and research customers, directly through advertising and trade shows.


COMPETITION


    The Company believes that the principal competitive factors in the market for both cytopathology and microbiology products include functionality and product features, effectiveness of the product in standard medical practice, the cost of the product to the laboratory and the demonstrated cost/benefit justification for purchasing new products. The Company believes that it is also important to provide products that enhance and assist standard practice rather than products that require completely new practices.



    The Company's AcCell Series 2000 currently faces and the TracCell 2000, if successfully developed and cleared for marketing, will face competition from companies that have developed or may be developing competing systems. The Company believes that many of the Company's existing and potential competitors possess substantially greater financial, marketing, sales, distribution and technical resources than the Company, and more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. The Company is aware of two companies that currently market imaging systems to re-examine or rescreen conventional Pap smear specimens previously diagnosed as negative as well as two companies that are developing devices for the preparation and analysis of Pap smear slides. The Company is aware that at least one such company has submitted an imaging system for use as a primary means of screening Pap smear slides under a PMA application. Another company markets a manual rescreening test claimed to detect the presence of cervical cancer using reagents to detect certain RNA/DNA hybrid cells. If any company currently marketing rescreening products receives FDA clearance or approval for use of its product as a primary screening system to replace or work in conjunction with conventional Pap smear screening or if automated analysis systems are developed and receive FDA clearance or approval, the use of conventional Pap smear screening could be substantially affected and the Company's business, financial condition and results of operations would be materially adversely affected.


    The market for the Company's current and, if developed, proposed microbiology products is highly competitive, and the Company competes with numerous well-established foreign and domestic companies, many of which possess substantially greater financial, technical, marketing, personnel and other resources than the Company and have established reputations for success in the development, sale and service of manual and/or automated IN VITRO diagnostic testing products. A significant portion of the MIC/ID testing market in the United States is controlled by MicroScan and bioMerieux Vitek. These companies market a range of medically related products and have resources far greater than those of the Company. Difco has been issued a U.S. patent covering technology related to the alamarBlue technology covered in one of the Company's patents. There can be no assurance that Difco, which has substantially greater resources and experience in research, development, manufacturing and marketing than the Company, will not use its patented technology to develop products that will compete directly with the Company's microbiology products.


    The medical diagnostics industry is characterized by rapid product development and technological advances. The Company expects its competitors to continue to attempt to improve the design and performance of their current products and to introduce new systems and processes with improved price/ performance characteristics. There can be no assurance that other technologies or products that are functionally similar to those of the Company are not currently available or under development, or that other companies with expertise and resources that would encourage them to attempt to develop and market competitive products will not develop new products that compete directly with the Company's products. The Company's products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products, technological advances of the Company's current or potential competitors, or by other approaches. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition, including the development and commercialization of new products and technology, will not have a material adverse effect on the Company's business, financial condition and results of operations.


MANUFACTURING


    The Company assembles and tests its cytopathology products at its Chicago manufacturing facility. The Company's microbiology products are manufactured at the Company's GMP-approved manufacturing facility in England. The Company is currently seeking to enter into an agreement pursuant to which a third party would manufacture the Company's Alamar microbiology products, other than alamarBlue. However, there can be no assurance that such an agreement can be reached. If such an agreement is not reached, the Company intends to cease manufacturing such products. The Company believes that it has sufficient manufacturing capacity to meet production requirements for the foreseeable future. Product components are purchased or are custom fabricated by third party vendors. The Company has purchased and modified the stage-control mouse for use with the AcCell Series 2000 but is currently developing a proprietary stage-control mouse which it expects to manufacture along with the AcCell Series 2000. The Company has only recently begun to scale up its manufacturing capacity for the AcCell Series 2000. The Company is also currently developing the manufacturing processes for the TracCell 2000. There can be no assurance that the Company will be able to sell sufficient numbers of systems or develop volume manufacturing processes that will lead to the cost-effective manufacture of the AcCell Series 2000 or the TracCell 2000. See "Risk Factors -- Uncertainty of Profitable Cytopathology Manufacturing."



    Certain key components and raw materials used in the manufacturing of the Company's products are currently provided by single-source vendors. Although the Company believes that alternative sources for such components and raw materials are available, any supply interruption in a single-sourced component or raw material would have a material adverse effect on the Company's ability to manufacture products until a new source of supply were qualified. There can be no assurance that the Company would be successful in qualifying additional sources on a timely basis, if ever, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an uncorrected impurity or a supplier's variation in a raw material, either unknown to the Company or incompatible with the Company's manufacturing process, could have a material adverse effect on the Company's ability to manufacture products. See "Risk Factors -- Dependence on Suppliers."


RESEARCH AND DEVELOPMENT


    The Company's research  and development efforts  are focused on  introducing new products as well as enhancement of its existing products. The Company believes that a commitment to research and development is critical to its ability to achieve its strategic plan. During the fiscal years ended September 30, 1994 and 1995, the three month transition period ended December 31, 1995 (during which the Company had suspended research and development activities prior to consummation of the Merger) and the six months ended June 30, 1996, the amounts recorded for research and development were $580,000, $387,000, $4.0 million and $4.8 million, respectively. Of the amounts recorded for the three month transition period ended December 31, 1995 and the six months ended June 30, 1996, $4.0 million and $3.5 million, respectively, reflected certain significant non-cash charges against operations representing the write-off of in-process research and development acquired in connection with the Merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



INTELLECTUAL PROPERTY



    The Company relies on a combination of patents, licensing arrangements, trade names, trademarks, trade secrets, know-how and proprietary technology and policies and procedures for maintaining the secrecy of trade secrets, know-how and proprietary technology in order to secure and protect its intellectual property rights. The Company has filed or been assigned eight U.S. patent applications covering certain aspects of its cytopathology products, and four U.S. patent applications, one Japanese patent application and one Canadian patent application related to its microbiology products. The Company holds certain licenses on several U.S. and foreign patents and other intellectual property rights regarding aspects of the technology embodied in the Sensititre product line and is the licensee of certain automated cell analysis technology. The Company holds a U.S. patent and has received a notice of intent to grant a related European patent with respect to a portion of the alamarBlue microbiology technology.



    None of the Company's patent applications has been granted as of the date of this Prospectus, and there can be no assurance that any such patent application will result in an issued patent. The Company may, in the future, file additional patent applications; however, there can be no assurance that the Company will be successful in obtaining approval of any future patent applications it files with respect to its technologies. In addition, since patent applications in the United States are maintained in secrecy until patents issue, and since publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, the Company cannot be certain that the Company or other relevant patent application filer was the first creator of inventions covered by pending patent applications or that such persons were the first to file patent applications for such inventions.



    There also can be no assurance that any patents, patent applications and patent licenses will adequately cover the Company's technologies. Protections relating to portions of such technologies may be challenged or circumvented by competitors, and other portions may be in the public domain or protectable only under state trade secret laws.



    The Company owns two U.S. trademark registrations for the trademark "Sensititre," has filed a U.S. trademark application for the trademark "AcCell" and is currently preparing three more trademark applications for filing. The Company may file additional U.S. and foreign trademark applications in the future. However, no trademark registrations have yet been granted to the Company, and there can be no assurance that any such registrations will be granted. In addition, there can be no assurance that third parties have not or will not adopt or register marks that are the same or substantially similar to those of the Company, or that such third parties will not be entitled to use such marks to the exclusion of the Company. Selecting new trademarks to resolve such situations could involve significant costs, including the loss of goodwill already gained by the marks previously used.



    The Company relies for protection of its trade secrets, know-how and proprietary technology on nondisclosure and confidentiality agreements with its employees, consultants, distributors, suppliers, researchers and advisors. There can be no assurance that such agreements will provide meaningful protection for the Company's trade secrets, know-how or proprietary technology in the event of any unauthorized use or disclosure of such information. In addition, others may obtain access to, or independently develop, technologies or know-how similar to that of the Company.



    There can be no assurance that the Company's patents, patent applications, patent licenses, trademarks and trade secret protections will adequately protect the Company from potential infringement or misappropriation by third parties. Historically, the Company has been required to undertake costly litigation to enforce its intellectual property rights. Although the Company is not currently aware of any potential infringement, future litigation by the Company may be necessary to enforce its patent rights, as well as to protect its trade secrets, know-how and proprietary technology, or to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company.



    The Company's success will also depend on its ability to avoid infringement of patent or other proprietary rights of others. The Company is not aware that it is infringing any such rights of a third party, nor is it aware of proprietary rights of others for which it will be required to obtain a license in order to develop its products. However, there can be no assurance that the Company is not infringing the proprietary rights of others, or that the Company will not be required to defend itself against claimed infringement of the rights of others. Adverse determinations in any such litigation could subject the Company to significant liability to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using certain of its products or technologies, any of which could have a material adverse effect on the Company.


GOVERNMENT REGULATION


    The Company's products and manufacturing processes are regulated by state and federal authorities, including the FDA and comparable authorities in certain states and other countries. Failure to comply with the FD&C Act and any applicable regulatory requirements can result in, among other things, civil and criminal fines, product recalls, detentions, seizures, injunctions and criminal prosecutions.


    United States regulatory requirements promulgated under the FD&C Act provide that many of the Company's products may not be shipped in interstate commerce without prior authorization from the

FDA. Such authorization is based on a review by the FDA of the product's safety and effectiveness for its intended uses. Medical devices may be authorized by the FDA for marketing in the United States either pursuant to a 510(k) Notification or a PMA. The process of obtaining clearances or approvals from the FDA and other applicable regulatory authorities can be expensive, uncertain and time consuming, frequently requiring several years from the commencement of clinical trials or submission of data to the receipt of regulatory approval.



    A 510(k) Notification, among other things, requires an applicant to show that its products are "substantially equivalent" in terms of safety and effectiveness to existing products that are currently permitted to be marketed. An applicant is permitted to begin marketing a product as to which it has submitted a 510(k) Notification at such time as the FDA issues a written finding of substantial equivalence. Requests for additional information may delay the market introduction of certain of an applicant's products and, in practice, initial clearance of products often takes substantially longer than the FDA pre-market notification review period of 90 days.



    A PMA consists of the submission to the FDA of information sufficient to establish independently that a device is safe and effective for its intended use. A PMA must be supported by extensive data, including preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. By statute, the FDA is required to respond to a PMA within 180 days from the date of its submission; however, the approval process usually takes substantially longer, often as long as several years. During the review period, the FDA may conduct extensive reviews of the Company's facilities, deliver multiple requests for additional information and clarifications and convene advisory panels to assist in its determination.


    FDA clearances and approvals, if granted, may include significant limitations on the intended uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of cleared or approved medical devices for non-approved or "off-label" uses. In addition, product clearances or approvals may be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.


    Under current interpretation of FDA regulations, marketing of the AcCell Series 2000 in the United States does not require FDA clearance or approval. Marketing of the TracCell 2000 in the United States, however, will require pre-marketing clearance or approval by the FDA. The Company anticipates that such clearance will be sought through submission to the FDA of a 510(k) Notification rather than a PMA. The Company is currently conducting the required testing of the TracCell 2000 and expects to submit a 510(k) Notification with respect to the TracCell 2000 by the end of 1996. There can be no assurance that the Company will successfully complete the necessary testing on a timely basis, if ever, that a 510(k) Notification with respect to the TracCell 2000 will be submitted to the FDA by the end of 1996, if ever, or that the FDA will clear the TracCell 2000 for marketing in the United States on a timely basis, if ever. It is also possible that the FDA could require a PMA for the TracCell 2000, which would result in significant delays in bringing the TracCell 2000 to the U.S. market and could have a material adverse effect on the Company's business, financial condition and results of operations.



    Under current interpretation of FDA regulations, marketing of the Company's MIC/ID microbiology products in the United States requires FDA clearance through the 510(k) Notification process. With respect to the Company's MIC/ID testing products, 510(k) Notifications must be filed and cleared with respect to each antibiotic used. The Company may submit applications to add individual antibiotics to those previously cleared as the market warrants. However, there can be no assurance that clearances will continue to be obtained or that obtained clearances will not be withdrawn.



    At the current time, alamarBlue is marketed for use in the industrial and research markets and therefore does not require FDA clearance or approval. The FDA could change its interpretation of the regulations and require a 510(k) Notification or PMA submission which, if pursued, may not be cleared or approved or, if approved, may contain certain significant limitations on the intended uses for which the product is marketed.

    Marketing in the United States of the Company's products under development may require additional FDA clearances or approvals. For example, the Company's proposed automated pre-screening, specimen mapping workstation, the TracCell 3000, if developed, may not be sold in the United States unless and until the Company has obtained FDA clearance or approval, either through a 510(k) Notification or a PMA. In addition, marketing of the Company's proposed KB Reader and other proposed microbiology products, if developed, is likely to require FDA clearance through 510(k) Notifications. The Company is currently conducting research and development with respect to such products and has not yet begun clinical trials. There can be no assurance that any such products will be developed or, if developed, that such products will be cleared or approved for marketing by the FDA or other applicable regulatory authorities or, if such clearance or approval is received, that such clearance or approval will not be withdrawn. See "-- Cytopathology -- Cytopathology Products" and "-- Microbiology
- -- Microbiology Products."



    Sales of medical devices outside of the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. Export sales of certain devices that have not received FDA marketing clearance or approval generally are subject to both FDA export permit requirements and, in some cases, general U.S. export regulations. In order to obtain a FDA export permit, the Company may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the purchaser is located. No assurance can be given that foreign regulatory approvals will be granted on a timely basis, if ever, or that the Company will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals.



    The Company intends to seek ISO 9001 qualification, an international manufacturing quality standard, and to seek the "CE" mark for the AcCell Series 2000 and proposed products. The CE mark is recognized by countries that are members of the European Union and the European Free Trade Association and, effective in 1998, will be required to be affixed to all medical devices sold in the European Union. The AcCell Series 2000 is expected to be certified as complying with CE mark requirements upon completion of the CE mark qualification process which is underway; however, no assurance can be given that the Company will obtain the CE mark for the AcCell Series 2000 or any proposed products or satisfy ISO 9001 standards, or that any product that the Company may develop or commercialize will obtain the CE mark or will obtain any other required regulatory clearance or approval on a timely basis, if ever.



    The Company is subject to certain FDA registration, record-keeping and reporting requirements, and certain of the Company's manufacturing facilities are obligated to follow FDA GMP regulations and are subject to periodic FDA inspection. Any failure to comply with GMP regulations or any other FDA or other govermment regulations could have a material adverse effect on the Company's business, financial condition and results of operations.



    In July 1996, the Company received from the FDA a warning letter regarding certain procedures used in connection with the manufacture of its microbiology products at the Sensititre facility in the United Kingdom. In such letter, the FDA stated that the Company manufactured sterile products at such facility and was not in compliance with GMP regulations relating to the manufacture of sterile products. On August 7, 1996, the Company submitted a written response to the FDA asserting that the products manufactured at the Sensititre facility are not sterile. There can be no assurance, however, that the Company will not incur material costs to comply with FDA regulations, that the FDA will not institute proceedings against the Company or that such proceedings would not have a material adverse effect on the Company's business, financial condition and results of operations.


    Federal, state and foreign regulations regarding the manufacture and sale of healthcare products and diagnostic devices are subject to future change. The Company cannot predict what material impact, if any, such changes might have on its business. Future changes in regulations or enforcement policies could impose more stringent requirements on the Company, compliance with which could adversely affect the Company's business. Such changes may relax certain requirements, which could prove beneficial to the Company's competitors and thus adversely affect the Company's business. In addition, regulations of the FDA, including GMP regulations, and state and foreign laws and regulations, depend heavily on administrative interpretations, and there can be no assurance that future interpretations made by the FDA, or other regulatory authorities, with possible retroactive effect, will not adversely affect the Company. See "Risk Factors -- Technological Change and Competition."


    In addition to the regulations directly pertaining to the Company and its products, many of the Company's existing and potential customers are subject to extensive regulation and governmental oversight. Regulatory changes in the healthcare industry that adversely affect the business of the Company's customers could have a material adverse effect on the Company's business, financial condition and results of operations.


    There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances in the United States or internationally on a timely basis, if ever. Delays in the receipt of, or failure to receive, such approvals or clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.


EMPLOYEES


    As of August 27, 1996, the Company had a total of 85 employees, of whom two are part-time employees, in the following departments: 19 in general and administrative, 13 in sales and marketing, 33 in manufacturing and 20 in research and development. The Company considers its relations with its employees to be good.


FACILITIES

    The Company currently leases (i) a 5,088 square foot facility at 900 North Franklin Street, Chicago, Illinois, pursuant to a lease expiring September 30, 2004, and (ii) an additional 3,110 square foot facility located at 920 North Franklin Street, Chicago, Illinois, pursuant to a lease expiring September 30, 2004, each subject to renewal by the Company. The Company's executive offices were relocated to the 900 North Franklin Street facility in July 1996. Collectively, the Company's Chicago, Illinois facilities also house its research and development facilities, an engineering laboratory and cytopathology product assembly facilities.


    The Company also leases a 10,980 square foot facility in Westlake, Ohio, pursuant to a five year lease expiring April 1, 2000 which is renewable by the Company. Sensititre leases an 18,000 square foot microbiology manufacturing facility in East Grinstead, West Sussex, England, pursuant to a lease expiring in 2009.



    The Company believes that its facilities are adequate for its proposed needs through 1996 and that additional suitable space is likely to be available, if required.


LEGAL PROCEEDINGS

    The Company is not currently a party to any material litigation and is not aware of any pending or threatened litigation against the Company that could have a material adverse effect upon the Company's business, operating results or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS


    The executive officers, key employees and directors of the Company and their ages are as follows:



                    NAME                          AGE                               POSITION
- ---------------------------------------------  ---------  ------------------------------------------------------------
Peter P. Gombrich............................     58      Chairman of the Board, Chief Executive Officer and President
Norman J. Pressman, Ph.D.....................     47      Senior Vice President of AccuMed and President,
                                                           Cytopathology Division
Michael D. Burke.............................     46      Senior Vice President of AccuMed and President, Microbiology
                                                           Division
Mark L. Santor...............................     43      Chief Financial Officer
Richard A. Domanik, Ph.D.....................     49      Senior Vice President
Dawn H. Grohs................................     54      Senior Vice President, Cytopathology Division
John H. Abeles, M.D..........................     51      Director
Harold S. Blue...............................     35      Director
Jack H. Halperin, Esq. (1)...................     50      Director
Paul F. Lavallee (1).........................     56      Director
Joseph W. Plandowski.........................     55      Director
Leonard M. Schiller, Esq. (1)................     54      Director


- ------------------------
(1)  Member of the Audit Committee and Compensation Committee.

EXECUTIVE OFFICERS

    PETER P. GOMBRICH. Mr. Gombrich served as Acting Chief Executive Officer and a director of the Company from the date of execution of the Merger Agreement, April 21, 1995, until consummation of the Merger on December 29, 1995 (the "Merger Date"), at which time he became Chairman of the Board of Directors, Chief Executive Officer and President. Mr. Gombrich founded AccuMed, Inc. in February 1994, and, from then until the Merger Date, Mr. Gombrich served as Chairman, President and Chief Executive Officer of AccuMed, Inc. Mr. Gombrich was a consultant in the cytology and microbiology industries from August 1990 until forming AccuMed, Inc., serving companies including Accuron Corporation, a designer of automated Pap smear screening systems. From July 1985 until November 1990, Mr. Gombrich was the President and Chief Executive Officer of CliniCom Incorporated, a bedside clinical information systems company which he founded. From 1982 until 1985, Mr. Gombrich was Executive Vice President of the ventures group of ADC Telecommunications. From January 1980 until February 1982, Mr. Gombrich was President of the pacemaker division of St. Jude Medical, Inc., a company that he co-founded in 1976 and of which he served as Executive Vice President from July 1976 to January 1980. Mr. Gombrich has more than 27 years of experience in the healthcare industry. Mr. Gombrich has a B.S. degree in electrical engineering and a M.B.A. degree from the University of Denver.


    NORMAN J. PRESSMAN, PH.D. Dr. Pressman has been a Senior Vice President of AccuMed and President of the Company's Cytopathology Division since July 1996. From July 1993 until joining the Company, Dr. Pressman was Manager for
Biotechnology Development, Strategic Business Development Group of Olympus America, the exclusive distributor of the Company's AcCell Series 2000 and the TracCell 2000 in the Olympus Territory. Between July and September 1989, Dr. Pressman was engaged in the formation of Cell Systems International, Inc., a consulting firm in biomedical specimen collection, processing and analysis, of which he served as President from September 1989 until July 1993. Dr. Pressman was the lead research scientist in the Cytometry and Histometry program of the Central Research and Development Department at E.I. du Pont de Nemours & Company from December 1986 until July 1989. From September 1976 until December 1986, he was an Assistant Professor (Pathology and

Engineering) at The Johns Hopkins University School of Medicine and Head of the Quantitative Cytopathology Laboratories at The Johns Hopkins Medical Institutions. Dr. Pressman has a B.S. degree in electrical engineering from Columbia University, a M.S. degree in systems engineering and a Ph.D. in biomedical engineering from the University of Pennsylvania.

    MICHAEL D. BURKE. Mr. Burke has been a Senior Vice President of AccuMed and President of the Company's Microbiology Division since the Merger Date. From May 1995 until the Merger Date, Mr. Burke was a Senior Vice President and President of the Microbiology Division of AccuMed, Inc. From April 1992 until joining AccuMed, Inc., Mr. Burke was Vice President -- Sales and Distribution, and from November 1982 until April 1992 was Vice President -- Operations, for Picker International, Inc., a diagnostic imaging manufacturer and supplier. Mr. Burke has a B.A. degree in political science from Knox College.


    MARK L. SANTOR. Mr. Santor has been Chief Financial Officer of the Company since June 1991 and Secretary since November 1994. Mr. Santor has also served the Company as Vice President, Finance and Operations from November 1992 until June 1996, and as Assistant Secretary from May 1994 until November 1994. From July 1989 until joining the Company, Mr. Santor served as Vice President, Finance of Oncotech, Inc., a medical diagnostic company. From November 1987 to June 1989, he served as Director of Finance of M.P.D.I., Inc., a provider of magnetic resonance image scanning services and related software products. Mr. Santor has a M.S. degree in materials engineering from M.I.T. and a M.B.A degree from the Wharton School of Business. Mr. Santor's employment with the Company is scheduled to terminate on August 30, 1996. Pursuant to a letter agreement dated August 19, 1996, Mr. Santor will serve as a consultant to the Company during September 1996 in order to facilitate the transition to a new Chief Financial Officer.


KEY EMPLOYEES


    RICHARD A. DOMANIK, PH.D. Dr. Domanik has been Senior Vice President of Technology of the Company since May 1996 and was Vice President of Technology from the Merger Date until May 1996. From August 1994 until the Merger Date, Dr. Domanik was Vice President of Engineering of AccuMed, Inc. From June 1979 until joining AccuMed, Inc., Dr. Domanik served Abbott Laboratories in several positions relating to research and development of healthcare products, including Laboratory Manager and Research and Development Manager. Dr. Domanik has a B.S. degree in chemistry from Ripon College and a Ph.D. in biochemistry from Northwestern University.


    DAWN H. GROHS. Ms. Grohs has been Senior Vice President of the Company's Cytopathology Division since May 1996 and served as Vice President -- Corporate Development of the Company's Cytopathology Division from the Merger Date until May 1996. From March 1994 until the Merger Date, Ms. Grohs was a consultant to AccuMed, Inc. From 1983 until August 1995, Ms. Grohs was President of The Med Companies, a healthcare business development management company. Ms. Grohs has a M.S. degree in mathematics from Memphis State University.

DIRECTORS

    JOHN H. ABELES, M.D. Dr. Abeles has been a director of the Company since October 1988. Since March 1996, Dr. Abeles has been the President and a director of Health Care Acquisition Corp., a special purpose acquisition company. Since 1992, Dr. Abeles has also been a general partner of Northlea Partners, Ltd., an investment and venture capital partnership. Since 1980, Dr. Abeles has also been the President of MedVest, Inc., a medical consulting company. Dr. Abeles has a M.D. from the University of Birmingham, England. Dr. Abeles is a member of the boards of directors of I-Flow Corporation, Oryx Technology Corp. and DUSA Pharmaceuticals, Inc.

    HAROLD S. BLUE. Mr. Blue has been a director of the Company since July 1996. Since February 1993, Mr. Blue has been Chief Executive Officer and Chairman of the Board of ProxyMed, Inc., a healthcare information technology company. From July 1992 until February 1995, Mr. Blue served as Chairman of the Board and Chief Executive Officer of Health Services of Miami Lakes, Inc., Health Services of Pembroke Lakes, Inc. and Health Services of North Miami, Inc., each a physician practice management group. From June 1979 to February 1992, Mr. Blue was President and Chief Executive Officer of Budget Drugs, Inc., a retail discount pharmacy chain. From September 1984 to August 1988, Mr. Blue was Executive Vice President of Best Generics Incorporated, a national generic distribution company, which he co-founded.

    JACK H. HALPERIN, ESQ. Mr. Halperin has been a director of the Company since June 1991 and served as Chairman of the Board of Directors from April 1995 until the Merger Date. Mr. Halperin is a corporate attorney with expertise in venture capital financing and has been practicing law independently since 1987. Mr. Halperin has a B.A. degree in english from Columbia University and a law degree from New York University School of Law. Mr. Halperin is also a member of the boards of directors of Xytronyx, Inc., I-Flow Corporation and Memry Corporation.

    PAUL F. LAVALLEE. Mr. Lavallee has been a director of the Company since December 1995. Since January 1996, Mr. Lavallee has served as a consultant to Sigmedics, Inc., a biomedical company. From 1989 until December 1995, Mr. Lavallee served as Chairman, President and Chief Executive Officer of Sigmedics, Inc. Mr. Lavallee has a B.S. degree in biology from Bates College and a M.B.A. degree from the University of Chicago.

    JOSEPH W. PLANDOWSKI. Mr. Plandowski has been a director of the Company since December 1995. He has been President of The Lakewood Group, a healthcare consulting firm, since February 1995. From May 1993 until February 1995, Mr. Plandowski was Vice President -- Acquisitions of National Health Laboratories Inc., which owns clinical and anatomic laboratories nationwide. From October 1992 through May 1993, he was Chief Operating Officer of Nichols Institute, a clinical reference laboratory. From February 1991 through October 1992, Mr. Plandowski was President, Chief Executive Officer and a director of Genetrix, Inc. Mr. Plandowski has a B.S. degree in mechanical engineering and a M.B.A. degree from the State University of New York.

    LEONARD M. SCHILLER, ESQ. Mr. Schiller has been a director of the Company since April 1995. Since 1970, Mr. Schiller has been practicing real estate law, specializing in contesting real estate taxes in the State of Illinois. Since 1980, he has also been President of The Dearborn Group, a residential property management and real estate acquisition company. Mr. Schiller has a B.A. degree in liberal arts from the University of Iowa and a law degree from the ITT Kent College Law School.

MEDICAL ADVISORY BOARD

    AccuMed's Cytopathology Medical Advisory Board is composed of physicians, scientists and professors who provide advisory consultation to the Company regarding technology application, design, development, marketing and customer support issues relative to the Company's cytopathology products.

BOARD MEMBER                                              POSITION
- --------------------------------------------------------  --------------------------------------------------------
William J. Frable, M.D..................................  Director of the Division of Surgical & Cytopathology at
                                                          the Medical College of Virginia
Shirley E. Greening, M.S., J.D., CFIAC..................  Chairman and Professor of the Department of Laboratory
                                                          Sciences, Thomas Jefferson University
Heinz K. Grohs, M.D. ...................................  Chairman, Associate Director of Pathology and Chief of
                                                          Cytopathology, North Shore Medical Center, Salem,
                                                          Massachusetts
L. Patrick James, M.D...................................  Director of Laboratories, Health Midwest, Kansas City,
                                                          Missouri
Perry A. Lambird, M.D. .................................  President and Chief Executive Officer, PATHCOR, Oklahoma
                                                          City, Oklahoma
Bjorn Stenkvist, M.D., Ph.D. ...........................  Director of Clinical Cytology, Karolinska Institute and
                                                          Hospital, Stockholm, Sweden
David S. Weinberg, M.D., Ph.D...........................  Staff Pathologist, Department of Pathology, Brigham and
                                                          Women's Hospital, Boston, Massachusetts

BOARD OF DIRECTORS

    Directors are elected at each annual meeting to serve one-year terms. Pursuant to the Merger Agreement, from the Merger Date until the next annual meeting of stockholders of the Company, the Board of Directors is to be comprised as follows: (i) Mr. Gombrich, as Chairman of the Board of Directors,
(ii) two directors designated by AccuMed, Inc., (iii) three directors designated by Commonwealth Associates and American Equities Overseas, Inc. ("AEO"), jointly, and (iv) one director selected mutually by the other six directors. In accordance therewith, (i) Commonwealth Associates and AEO have designated Messrs. Schiller, Blue and Halperin (who is legal counsel to AEO), (ii) AccuMed, Inc. has designated Messrs. Lavallee and Plandowski, and (iii) the other six directors selected Dr. Abeles to serve on the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS.

    The Company has established Audit and Compensation Committees. Each of these committees is responsible to the full Board of Directors, and its activities are therefore subject to approval of the Board of Directors. The functions performed by these committees are summarized below.

    The Audit Committee is responsible for reviewing the Company's internal accounting controls, meeting and conferring with the Company's certified public accountants, and reviewing the results of the accountants' auditing engagement.

    The Compensation Committee of the Board of Directors is comprised entirely of "disinterested" directors (within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The Compensation Committee determines base compensation and discretionary cash bonuses for the Company's senior executives. These determinations are subject to the approval or ratification of the full Board of Directors. The Compensation Committee also determines the number and terms of stock options to be granted to employees, directors and consultants of the Company under the Company' stock option plans. See "-- Stock Option Plans."

DIRECTOR COMPENSATION


    Pursuant to the Board of Directors Compensation Plan adopted by the Board of Directors on January 18, 1996, each non-employee director is entitled to the following compensation for services as a director: (i) an immediately exercisable, nonqualified stock option to purchase 20,000 shares of Common Stock to be granted upon appointment to the Board of Directors, and (ii) an immediately exercisable, nonqualified stock option to purchase 20,000 shares of Common Stock to be granted on the first trading day of each January thereafter during which a non-employee director continues to serve on the Board of Directors. Such options are to be granted under the Company's 1995 Stock Option Plan or subsequent option plans. The exercise price per share shall be the fair market value of a share of Common Stock on the date of grant. Directors are reimbursed for reasonable expenses incurred in attending meetings of the Board of Directors and committees thereof.


EXECUTIVE COMPENSATION


    SUMMARY COMPENSATION INFORMATION. The following tables set forth information concerning compensation paid or accrued for the fiscal years ended September 30, 1993, 1994 and 1995 and the twelve months ended December 31, 1995 by the Company to or on behalf of the Chief Executive Officer and the only other executive officer of the Company whose total salary and bonus for the fiscal year ended September 30, 1995 exceeded $100,000 (collectively, the "Named Executive Officers").


                          SUMMARY COMPENSATION TABLES

                                                                                        FISCAL           ANNUAL
                                                                                      YEAR ENDED     COMPENSATION/
                           NAME AND PRINCIPAL POSITION                               SEPTEMBER 30,       SALARY
- ----------------------------------------------------------------------------------  ---------------  --------------
Peter P. Gombrich ................................................................          1995       $   65,625
 Acting Chief Executive Officer (1)
Kenneth D. Miller ................................................................          1995          110,556
 former Chief Executive Officer (2)                                                         1994          114,000
                                                                                            1993          117,500

- ------------------------------
(1) Mr. Gombrich became Acting Chief Executive Officer of the Company on April 21, 1995 and became Chairman of the Board of Directors, Chief Executive Officer and President on December 29, 1995.

(2) Mr. Miller served as Chief Executive Officer until April 21, 1995. He served as Senior Vice President from April 21, 1995 until June 30, 1996.


                                                                             TWELVE MONTHS ENDED
                                                                              DECEMBER 31, 1995
                                                            -----------------------------------------------------
                                                                                                  LONG-TERM
                                                                                             COMPENSATION AWARDS
                                                                ANNUAL                      ---------------------
                                                            COMPENSATION/     ALL OTHER       SHARES UNDERLYING
               NAME AND PRINCIPAL POSITION                      SALARY       COMPENSATION    STOCK OPTIONS(#)(1)
- ----------------------------------------------------------  --------------  --------------  ---------------------
Peter P. Gombrich ........................................    $  103,125      $   --                 200,000
 Chief Executive Officer (2)
Kenneth D. Miller ........................................       116,463          21,952              75,000
 former Chief Executive Officer (3)


- ------------------------------
(1) All such options were granted under the 1995 Stock Option Plan at an exercise price of $1.13 per share, the last reported sale price of the Common Stock on the Nasdaq Market on the date of grant.

(2) Mr. Gombrich became Acting Chief Executive Officer of the Company on April 21, 1995 and became Chairman of the Board of Directors, Chief Executive Officer and President on December 29, 1995.

(3) Mr. Miller served as Chief Executive Officer until April 21, 1995. He served as Senior Vice President from April 21, 1995 until June 30, 1996. The amount listed under the column "All Other Compensation" represents a relocation allowance.

     STOCK OPTION GRANTS. The following table contains information concerning grants of stock options to the Named Executive Officers during the twelve months ended December 31, 1995. All such options were granted under the Company's 1995 Stock Option Plan.

         OPTION GRANTS DURING THE TWELVE MONTHS ENDED DECEMBER 31, 1995


                                                                            INDIVIDUAL GRANTS
                                                    -----------------------------------------------------------------
                                                     NUMBER OF     % OF TOTAL SHARES
                                                       SHARES         UNDERLYING
                                                     UNDERLYING     OPTIONS GRANTED      EXERCISE
                                                      OPTIONS        TO EMPLOYEES          PRICE
                       NAME                         GRANTED (#)       IN YEAR (1)      ($/SHARE) (2)  EXPIRATION DATE
- --------------------------------------------------  ------------  -------------------  -------------  ---------------
Peter P. Gombrich.................................      200,000            17.6%         $    1.13         12/29/05
Kenneth D. Miller (3).............................       75,000             6.6               1.13         12/29/05


- ------------------------------
(1) The Company granted to employees options to purchase an aggregate of 1,111,000 shares of Common Stock during the twelve months ended December 31, 1995.

(2) All such options were granted under the 1995 Stock Option Plan at an exercise price of $1.13 per share, the last reported sale price of the Common Stock on the Nasdaq Market on the date of grant.

(3) Mr. Miller was granted an option to purchase 75,000 shares of Common Stock on December 29, 1995. The option was immediately exercisable with respect to 25,000 shares and was to become exercisable with respect to an additional 25,000 shares on December 29, 1996 and with respect to the remaining 25,000 shares on December 29, 1997. Pursuant to the terms of the 1995 Stock Option Plan, the remaining options to purchase 50,000 shares will terminate automatically on September 30, 1996 (unless previously exercised), three months following the date on which Mr. Miller's employment terminates. See "-- Stock Option Plans."

     YEAR-END OPTION HOLDINGS. The following table provides certain information regarding the unexercised options held by the Named Executive Officers as of December 31, 1995. No options were exercised by the Named Executive Officers during the twelve months ended December 31, 1995.

                    UNEXERCISED OPTIONS AT DECEMBER 31, 1995

                                                                                       NUMBER OF SHARES
                                                                                          UNDERLYING
                                                                                     UNEXERCISED OPTIONS
                                                                                     AT DECEMBER 31, 1995
                                                                                            (#)(1)
                                                                                  --------------------------
                                      NAME                                        EXERCISABLE  UNEXERCISABLE
- --------------------------------------------------------------------------------  -----------  -------------
Peter P. Gombrich...............................................................      66,666       133,334
Kenneth D. Miller...............................................................     167,000        50,000

- ------------------------------
(1) None of such options was in the money at December 31, 1995, based on the last reported sale price of the Common Stock on December 29, 1995, which was the last trading day prior to December 31, 1995.

EMPLOYMENT, SEVERANCE AND SEPARATION AGREEMENTS

    GOMBRICH EMPLOYMENT AND SEVERANCE AGREEMENT. Pursuant to an Employment Agreement dated August 1, 1994 between Peter P. Gombrich and AccuMed, Inc. which was assumed by the Company as a result of the Merger (the "Gombrich Employment Agreement"), Mr. Gombrich serves as Chairman of the Board of Directors, Chief Executive Officer and President of the Company. Pursuant to the Gombrich Employment Agreement, Mr. Gombrich is entitled to receive (i) annual compensation of $175,000 and (ii) a minimum annual cash bonus equal to 30% of base salary for the relevant year, and additional bonuses as determined by the Board of Directors, at its discretion. If the Company terminates Mr. Gombrich's employment without cause or Mr. Gombrich terminates his employment for good reason or at any time after 180 days following the date on which a Change of Control (as defined below) occurs, Mr. Gombrich would be entitled to a lump-sum severance payment equal to three times his annual salary. In addition, upon the occurrence of a Change of Control, any stock options held by Mr. Gombrich would immediately vest and be fully exercisable. For purposes of the Gombrich Employment Agreement, a Change of Control shall be deemed to occur if: (i) any third party directly or indirectly acquires 20% or more of the outstanding Common Stock, (ii) the Company engages in a merger, consolidation or reorganization that results in holders of Common Stock immediately prior to such transaction holding less than a majority of the voting power of the resulting entity, (iii) the Company sells all or substantially all of its assets or (iv) Mr. Gombrich's employment is terminated by the Company on a date within 90 days prior to the date on which a Change of Control occurs.

    The employment term continues until August 1, 1999. Thereafter, the term will be automatically extended for additional one-year periods unless either party delivers notice of election not to extend the employment at least 60 days prior to the end of the then current term.


    PRESSMAN EMPLOYMENT AGREEMENT. Pursuant to the Employment Agreement dated June 13, 1996 as amended July 16, 1996, between the Company and Dr. Pressman (the "Pressman Employment Agreement"), Dr. Pressman will serve as President, Cytopathology Division and Corporate Senior Vice President of the Company for five years beginning July 5, 1996. Dr. Pressman's annual salary is $157,500 and he is eligible to receive annually (i) cash bonuses of up to 30% of such annual salary, and (ii) incentive stock options to purchase up to 50,000 shares of Common Stock based on the achievement of mutually agreed upon goals and objectives. On July 8, 1996, Dr. Pressman was granted an option to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $6.25 per share (the last reported sale price of the Common Stock on the Nasdaq Market on the date on which Dr. Pressman's employment commenced) which is immediately exercisable with respect to 50,000 shares and will become exercisable with respect to 50,000 additional shares on each of the first through fourth anniversaries of the grant date. Dr. Pressman was granted 25,000 shares of Common Stock on the date on which Dr. Pressman's employment commenced. Such shares may not be transferred during the 18-month period following the date of issuance and would be forfeited to the Company if Dr. Pressman terminates the Pressman Employment Agreement during such period, other than due to a breach by the Company. Dr. Pressman is entitled to borrow up to $85,200 from the Company for the purpose of paying taxes due in connection with the grant of such shares. Such loan shall be repaid without interest in installments to be mutually agreed upon by Dr. Pressman and the Company. The Company may terminate Dr. Pressman's employment for cause at any time upon written notice. The Company may terminate his employment without cause upon six months' written notice, in which case Mr. Pressman would be entitled to an amount equal to twelve months' salary as severance, paid over twelve months. Mr. Pressman may terminate the Pressman Employment Agreement for any reason upon six months' written notice.


    MILLER SEPARATION AGREEMENT. Pursuant to the Merger Agreement, Mr. Miller and the Company entered into a letter agreement dated as of November 21, 1995 (the "Miller Employment Letter") pursuant to which Mr. Miller served as Senior Vice President of the Company. Pursuant to the Miller Employment Letter, Mr. Miller was entitled to receive (i) an annual salary of $105,000 and (ii) a quarterly bonus of $6,250. He also received 25,000 shares of Common Stock in January 1996 and an option to purchase 75,000 shares of Common Stock at an exercise price of $1.13 per share (the last reported sale price of the Common Stock on the Nasdaq Market on the Merger Date). The employment term commenced October 1, 1995. Pursuant to the Employment Separation Agreement and Release (the "Miller Separation Agreement") dated June 24, 1996 between Mr. Miller and the Company, Mr. Miller voluntarily resigned from the Company effective June 30, 1996. During July through October 1996, Mr. Miller is to spend 70% of the normal work week discharging responsibilities as acting President of RADCO and as a consultant to the Company. For rendering such services, Mr. Miller is to receive $1,875 per month from the Company and $4,250 per month from RADCO. Pursuant to the Miller Separation Agreement, Mr. Miller received approximately $8,600 in respect of accrued vacation time and $7,437 with respect to relocation expenses and is entitled to receive as a severance payment up to an additional $35,000 to be paid in monthly installments prior to February 1997. Mr. Miller has also agreed to a one-year covenant-not-to-compete with the Company.

    SANTOR EMPLOYMENT LETTER AND SEPARATION AGREEMENT. Pursuant to a letter agreement between Mr. Santor and the Company dated as of February 28, 1995 (the "Santor Employment Letter"), Mr. Santor serves as Chief Financial Officer and, until June 1996, served as Vice President of Finance and Operations of the Company. Pursuant to the Santor Employment Letter, Mr. Santor is entitled to receive (i) an annual salary of $105,000 and (ii) an annual bonus of $15,000. He also received 35,000 shares of

Common Stock in January 1996 and an option to purchase 75,000 shares of Common Stock at an exercise price of $1.13 per share (the last reported sale price of the Common Stock on the Nasdaq Market on the Merger Date). Pursuant to an Employment Separation Agreement and Release (the "Santor Separation Agreement") between Mr. Santor and the Company dated June 10, 1996, Mr. Santor will continue to serve as Chief Financial Officer until August 30, 1996. On June 11, 1996, Mr. Santor's outstanding stock options to purchase 106,961 shares of Common Stock accelerated and became fully exercisable. Pursuant to the Santor Separation Agreement, the Company also forgave $3,300 of the principal balance due to the Company under a promissory note made by Mr. Santor. Mr. Santor has also agreed to a one-year covenant-not-to-compete with the Company. Pursuant to a letter agreement dated August 19, 1996, Mr. Santor will serve as a consultant to the Company during September 1996 in order to facilitate the transition to a new Chief Financial Officer.


STOCK OPTION PLANS

    The Company has in effect three stock option plans, the 1995 Stock Option Plan, as amended (the "1995 Plan"), the Amended and Restated 1992 Stock Option Plan (the "1992 Plan"), and the Amended and Restated 1990 Stock Option Plan (the "1990 Plan," and together with the 1995 Plan and the 1992 Plan, the "Plans"). Administration of the Plans has been delegated to the Compensation Committee of the Board of Directors, consisting entirely of "disinterested" directors within the meaning of Rule 16b-3 promulgated under the Exchange Act. Each Plan authorizes the Compensation Committee to grant to employees, directors and consultants of the Company incentive stock options intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, as well as nonqualified stock options. The terms of the Plans are summarized below.


    As of August 27, 1996, (i) options to purchase an aggregate of 1,488,000 shares of Common Stock were outstanding under the 1995 Plan and 358,500 shares remained available for future grant thereunder, (ii) options to purchase an aggregate of 54,711 shares of Common Stock were outstanding under the 1992 Plan and 104,447 shares remained available for future grant thereunder, and (iii) options to purchase an aggregate of 7,815 shares of Common Stock were outstanding under the 1990 Plan and 80,794 shares remained available for future grant thereunder.


  1995 PLAN

    The  1995  Plan  was  adopted  by  the  Company's  Board  of  Directors  and stockholders in October 1995 and December 1995, respectively, authorizing the granting of a combination of incentive stock options and nonqualified stock options to purchase an aggregate of up to 1,500,000 shares of Common Stock. In July 1996, the Board of Directors amended the 1995 Plan, subject to stockholder approval, to increase from 1,500,000 to 2,000,000 the number of shares available for issuance upon exercise of options authorized to be granted under the 1995 Plan. No option may be granted after October 6, 2005.

    Under the 1995 Plan, full-time employees of the Company, including officers and directors who are employees of the Company, are eligible to receive grants of either incentive stock options or nonqualified stock options. Consultants and non-employee directors are eligible to be granted only nonqualified stock options under the 1995 Plan. The Compensation Committee, within the parameters of the 1995 Plan, has authority to determine to whom options are granted, the number of shares underlying options granted, and the terms of such options. Each option grant is evidenced by a stock option agreement.

    EXERCISE PRICE. The option exercise price per share with respect to nonqualified stock options granted under the 1995 Plan must be at least 75% of the fair market value per share of the Company's Common Stock on the date of grant of the option. The exercise price per share of Common Stock underlying incentive stock options granted under the 1995 Plan must be at least the fair market value of the Common Stock on the grant date, except that incentive stock options granted to an employee who on the grant date owns more than 10% of the combined voting power of all classes of stock of the Company (a "Ten Percent Holder") must have an exercise price of at least 110% of fair market value. Fair market value for purposes of the 1995 Plan is the last reported sale price of the Common Stock on the Nasdaq Market on the date of grant.

    EXERCISE. The options may be immediately exercisable on the date of grant or the right to acquire shares underlying the options may become vested as determined by the Compensation Committee and specified in the stock option agreement. In no event may any option be exercised more than ten years, or in the case of incentive stock options held by a Ten Percent Holder, more than five years, after the date of grant. Payment of the exercise price is to be made in cash, by the delivery to the Company of shares of Common Stock or, in the case of nonqualified options, by a so-called "cashless exercise." Common Stock surrendered in payment of the exercise price will be valued at its fair market value as of the exercise date.

    TERMINATION. The 1995 Plan provides that an optionee whose engagement by or employment with the Company has terminated, other than by reason of retirement, death or permanent disability, may exercise his or her outstanding incentive stock options for a period of 30 days from the date of such termination. If an incentive stock option holder retires after the age of 55, dies or is permanently disabled, such optionee, or his or her personal representative, may exercise such outstanding incentive stock options within one year after the date of such retirement, death or disability. A nonqualified stock option granted to directors may be exercised by the optionee after he or she ceases to be a director of the Company until such option expires in accordance with the option agreement governing such option. The Compensation Committee shall specify in each nonqualified stock option agreement the circumstances under and time periods during which an optionee who is no longer an employee or consultant of the Company may exercise his or her outstanding nonqualified stock options. To the extent that an optionee was not entitled to exercise options at the date of termination of his or her employment, or if the optionee does not exercise such options within the time specified in the applicable stock option agreement, the options terminate. Under no circumstances will an option be exercisable after the termination date specified in the option agreement governing the option.

  1990 PLAN AND 1992 PLAN

    The 1990 Plan was adopted by the Board of Directors and stockholders in October 1990 and February 1991, respectively. The 1990 Plan authorizes the granting of incentive stock options and nonqualified stock options to purchase an aggregate of 177,324 shares of Common Stock. The 1992 Plan was adopted by the Board of Directors and stockholders in February 1992 and May 1992, respectively. The 1992 Plan authorizes the granting of incentive stock options and nonqualified stock options to purchase an aggregate of 505,000 shares of Common Stock.

    The 1990 Plan and the 1992 Plan permit the granting of incentive stock options to employees and nonqualified stock options to employees, directors and consultants. The Compensation Committee, within the parameters of the respective Plans, has the authority to determine to whom options are granted and the terms of such options. Each option grant is evidenced by a stock option agreement.

    EXERCISE PRICE. The exercise price of options granted under the 1990 Plan or the 1992 Plan is determined by the Compensation Committee and must be at least the fair market value of the Common Stock on the date of grant of the option, except that an incentive stock option granted to a Ten Percent Holder must have an exercise price of at least 110% of such fair market value.

    EXERCISE. The options may be immediately exercisable on the date of grant or the right to acquire shares underlying the options may become vested as determined by the Compensation Committee and specified in the option agreement, except that all options shall become exercisable with respect to at least 20% of the underlying shares per year on each of the first through fifth anniversaries of the grant date. In no event may any option be exercised more than five years after the date of grant. Payment of the exercise price is to be made in cash, by the delivery to the Company of shares of Common Stock or by such other method as the Compensation Committee may approve.

    IMMEDIATELY EXERCISABLE OPTIONS. The 1990 Plan and the 1992 Plan permit the Compensation Committee to grant immediately exercisable nonqualified options for which the Company will retain a repurchase option. The Company's repurchase option lapses over a period of time in accordance with the terms of a restricted stock purchase agreement governing the terms of the grant.

    TERMINATION. The 1990 Plan and the 1992 Plan provide that an optionee whose engagement by or employment with the Company has terminated, other than by reason of his or her death or permanent disability, may exercise his or her stock options upon the terms provided in the applicable stock option agreement, provided that all incentive stock options shall terminate three months after the optionee ceases to be an employee of the Company. If an optionee's employment with or position as a director of the Company is terminated because of the death or disability of the optionee, the option, to the extent exercisable by the optionee on the date of such termination, may be exercised by the optionee (or the optionee's legal representative) until the earlier of the twelve months following the termination date or the date upon which such option expires. To the extent that an optionee was not entitled to exercise the options at the date of termination of his or her employment, or if the optionee does not exercise such options within the time specified in the applicable stock option agreement, the options terminate. Under no circumstances will an option be exercisable after the termination date specified in the option agreement governing the option.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    Commonwealth Associates is a principal stockholder and a Selling Stockholder. Pursuant to a letter agreement dated as of February 14, 1995 among the Company, AccuMed, Inc. and Commonwealth Associates, Commonwealth Associates was paid a fee for acting as a "finder" in connection with the Merger. The fee was paid in the form of $50,000 in cash, 444,444 shares of Common Stock, and a five-year warrant to purchase up to 750,000 shares of Common Stock at an exercise price of $1.25 per share. During 1995, Commonwealth Associates acted as placement agent for the Company in certain private placements of Common Stock for which Commonwealth Associates received an aggregate of (i) $353,000 in cash commissions, (ii) a non-accountable expense allowance of $106,000, (iii) approximately $10,600 in reimbursement for the fees and expenses of counsel, and
(iv) a warrant to purchase an aggregate of 564,840 shares of the Common Stock at an exercise price of $0.625 per share. During 1995, the Company paid Commonwealth Associates an aggregate of $59,000 in cash pursuant to a Consulting Agreement in effect from January 1, 1995 through December 31, 1995. As reimbursement for certain expenses incurred by Commonwealth Associates in connection with a terminated private placement of securities for which Commonwealth Associates was to act as placement agent, the Company (i) issued to Commonwealth Associates on December 31, 1994 a five-year warrant to purchase an aggregate of 420,000 shares of Common Stock at an exercise price of $0.25 per share and (ii) issued to designees of Commonwealth Associates on December 29, 1995 five-year warrants to purchase an aggregate of 104,000 shares of Common Stock at an exercise price of $2.125 per share, which warrants expire on October 31, 1997. Commonwealth Associates acted as a placement agent for a portion of the private placements of securities by the Company from July through September 1993 for which Commonwealth Associates received aggregate cash commissions of $276,000 and a non-accountable expense allowance of $20,000.



    The Company has agreed, with respect to the exercise of the Redeemable Warrants issued in connection with the Company's initial public offering, to pay to Commonwealth Associates a fee of 5% of the exercise price of each Redeemable Warrant exercised; provided, however, that Commonwealth Associates will not be entitled to receive such compensation for Redeemable Warrant exercise transactions in which: (i) the market price of the Common Stock at the time of the exercise is lower than the exercise price of the Redeemable Warrants; (ii) the Redeemable Warrants are held in any discretionary account; (iii) disclosure of compensation arrangements is not made in documents provided to holders of Redeemable Warrants at the time of exercise; (iv) the exercise of the Redeemable Warrants is unsolicited; and (v) the transaction was in violation of Rule 10b-6 promulgated under the Exchange Act. As of August 27, 1996, Redeemable Warrants had been exercised to purchase 200 shares of Common Stock.



    The Company issued to AEO, a Selling Stockholder, an immediately exercisable, five-year warrant to purchase up to 100,000 shares of Common Stock at an exercise price of $0.25 per share. Such warrant was issued to AEO by the Company in September 1995 as reimbursement for expenses incurred by AEO in connection with a terminated private placement in 1994 and advisory services in connection with certain of the Company's European stockholders. In March 1996, the Company issued to AEO immediately exercisable five-year warrants to purchase an aggregate of 42,500 shares of Common Stock at an exercise price of $3.87 per share and 20,000 shares at an exercise price of $3.42 per share, as partial compensation for its services in placing warrants to purchase Common Stock and securities of RADCO in connection with the capitalization of RADCO. AEO acted as placement agent in connection with the sale of Common Stock to certain European investors in May 1996, for which it received aggregate cash commissions of $56,250. Pursuant to an agreement dated July 18, 1996 among the Company, RADCO and AEO, the Company will be obligated to pay to AEO a fee of $15,000 in cash upon consummation of the RADCO Acquisition.


    Pursuant to the Merger Agreement, from the Merger Date until the next annual meeting of stockholders of the Company, the Board of Directors is to be comprised as follows: (i) Mr. Gombrich, as Chairman of the Board of Directors,
(ii) two directors designated by AccuMed, Inc., (iii) three directors designated mutually by Commonwealth Associates and AEO, and (iv) one director selected mutually by the other six directors. In accordance therewith, (i) Commonwealth Associates and AEO have designated Messrs. Schiller, Blue and Halperin (legal counsel to AEO), (ii) AccuMed, Inc. designated Messrs. Lavallee and Plandowski, and (iii) the other six directors selected Dr. Abeles to serve on the Board of Directors.



    The Company loaned to Peter P. Gombrich, Chairman of the Board of Directors, Chief Executive Officer and President of the Company and a Selling Stockholder, $61,000 evidenced by a promissory note made May 22, 1996, initially bearing interest at a rate of 10% per annum, payable monthly in arrears, with principal and accrued interest due within ten days following the date of such promissory note. In August 1996, Mr. Gombrich paid the loan balance in full.


    The Board of Directors of the Company issued a warrant to purchase 75,000 shares of Common Stock to Leonard M. Schiller, a director of the Company and a Selling Stockholder, in consideration for services provided by Mr. Schiller to AccuMed, Inc. in connection with the Merger. Such warrant is currently exercisable at $1.13 per share (the closing sale price of the Common Stock on the Nasdaq Market on the date of issuance of such warrant) and expires on December 29, 2000.


    Gwenda Jay Gombrich, the wife of Peter P. Gombrich, the Company's Chairman of the Board of Directors, Chief Executive Officer and President, loaned to AccuMed, Inc. an aggregate of $65,000 pursuant to a letter agreement between AccuMed, Inc. and Ms. Gombrich dated October 28, 1994, which was assumed by the Company in connection with the Merger. Interest was payable at the rate of 1% per month on the outstanding balance, with a minimum interest payment of $750. In June 1996, the loan balance was paid in full.



    Ms. Gombrich contributed an aggregate of $75,000 to AccuMed, Inc. prior to the Merger, evidenced by Promissory Notes dated May 18, 1994 and August 31, 1994 (the "Gombrich Promissory Notes") and the Interim Financing Agreements dated May 18, 1994 and December 1994 (the "Interim Financing Agreements"), each among AccuMed, Inc. and Ms. Gombrich as custodian for her minor children. Pursuant to the Interim Financing Agreements, the principal amount and the accrued and unpaid interest on the Gombrich Promissory Notes were required to be converted into shares of common stock of AccuMed, Inc. prior to the Merger. Such conversion did not take place. Upon consummation of the Merger, the obligations of AccuMed, Inc. to Ms. Gombrich pursuant to the Interim Financing Agreements and the Gombrich Promissory Notes were assumed by the Company. In June 1996, the Company issued to Ms. Gombrich as custodian for certain minor children an aggregate of 166,586 shares of the Company's Common Stock in full satisfaction of the Company's obligations pursuant to the Interim Financing Agreements and the Gombrich Promissory Notes.



    Hultquist Capital LLC ("Hultquist"), a Selling Stockholder, acted as special advisor to the Board of Directors of the Company in connection with the Merger. Pursuant to the agreement providing for such services, Hultquist (i) was issued 56,000 shares of Common Stock on the Merger Date and (ii) was entitled to be paid cash compensation in the aggregate amount of $105,000, of which $66,000 had been paid and $39,000 was payable as of July 31, 1996.



    Robert Priddy, a Selling Stockholder, loaned the Company $250,000 evidenced by a Promissory Note made January 25, 1995, bearing interest at a rate of 11% per annum, payable monthly in arrears, with principal and accrued interest due on or prior to 90 days following the date thereof. The indebtedness evidenced thereby was repaid in May 1996. In consideration for making such loan, the Company issued to Mr. Priddy a warrant to purchase up to 100,000 shares of Common Stock at an exercise price of $1.25 per share (subject to adjustment).

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The table below sets forth certain information as of August 27, 1996 (the "Reference Date") with respect to the beneficial ownership of Common Stock by
(i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) the Named Executive Officers, (iv) officers and directors as a group, and (v) the Selling Stockholders. On the Reference Date, there were 18,858,736 shares of Common Stock outstanding.



                                                                                                                     SHARES
                                                                     SHARES BENEFICIALLY OWNED                 BENEFICIALLY OWNED
                                                                       PRIOR TO OFFERING (1)      SHARES TO    AFTER OFFERING (1)
NAME AND ADDRESS                                                    ---------------------------   BE SOLD IN   ------------------
OF BENEFICIAL OWNER                                                      NUMBER         PERCENT    OFFERING     NUMBER    PERCENT
- ------------------------------------------------------------------  -----------------   -------   ----------   ---------  -------
DIRECTORS, EXECUTIVE OFFICERS
 AND 5% STOCKHOLDERS(2)
Peter P. Gombrich.................................................  3,556,950(3)           18.8%     250,000   3,306,950     14.8%
Michael Falk .....................................................  2,796,931(4)           13.2      225,000   2,571,931     10.5
 c/o Commonwealth Associates
 733 Third Avenue
 New York, NY 10017
Commonwealth Associates ..........................................  1,889,300(5)            9.2      100,000   1,789,300      7.5
 733 Third Avenue
 New York, NY 10017
John H. Abeles....................................................    326,657(6)            1.7       41,020     285,637      1.3
Jack H. Halperin..................................................     80,388(7)           *          20,000      60,388     *
Michael D. Burke..................................................     85,797(8)           *          12,000      73,797     *
Leonard M. Schiller...............................................    172,159(9)           *           8,000     164,159     *
Paul F. Lavallee..................................................     25,000(10)          *           7,500      17,500     *
Mark L. Santor....................................................    144,247(11)          *              --     144,247     *
Norman J. Pressman................................................     75,000(12)          *              --      75,000     *
Joseph W. Plandowski..............................................     25,000(13)          *              --      25,000     *
Harold S. Blue....................................................     20,000(13)          *              --      20,000     *
All directors and executive officers as a group (10 persons)......  4,511,198(14)          23.3%     338,520   4,172,678     18.4%

OTHER SELLING STOCKHOLDERS
Robert Priddy.....................................................    900,000(15)           4.7      200,000     700,000      3.1%
Clarion Capital Corp..............................................    320,000               1.7      150,000     170,000     *
Anne Falk.........................................................    907,631(16)(17)       4.6      125,000     782,631      3.4
Gallagher Investment Corp.........................................    240,000               1.3       72,000     168,000     *
Richard Friedman..................................................     80,000              *          71,630       8,370     *
Hultquist Capital LLC (18)........................................     56,000              *          54,327       1,673     *
John Robinson.....................................................     88,742(16)(19)      *          50,000      38,742     *
G&G Diagnostics LP I..............................................     75,000              *          50,000      25,000     *
Fred Kassner......................................................    160,000              *          48,000     112,000     *
Andrew B. Hart....................................................     40,000              *          40,000          --     *
Charles Potter....................................................     40,000              *          40,000          --     *
William R. and Barbara J. Schoen..................................     40,000              *          40,000          --     *
George B. and Anna M. Pocisk......................................    277,337               1.5       36,000     241,337      1.1
Ann F. Gallagher..................................................     80,000              *          35,000      45,000     *
Christopher C. Gallagher..........................................     80,000              *          35,000      45,000     *
Vincent LaBarbara.................................................    110,696(13)(16)      *          30,000      80,696     *
J.A. Cardwell.....................................................     80,000              *          30,000      50,000     *
John Luck.........................................................     40,000              *          30,000      10,000     *
G & G Dispensing, Inc.............................................    320,000(20)           1.7       28,000     292,000      1.3

                                                                                                                     SHARES
                                                                     SHARES BENEFICIALLY OWNED                 BENEFICIALLY OWNED
                                                                       PRIOR TO OFFERING (1)      SHARES TO    AFTER OFFERING (1)
NAME AND ADDRESS                                                    ---------------------------   BE SOLD IN   ------------------
OF BENEFICIAL OWNER                                                      NUMBER         PERCENT    OFFERING     NUMBER    PERCENT
- ------------------------------------------------------------------  -----------------   -------   ----------   ---------  -------
American Equities Overseas, Inc...................................    206,275(13)(16)       1.1       25,000     181,275     *
Philip L. Thomas..................................................    461,313(21)           2.4       24,000     437,313      1.9
Joseph L. Schocken................................................     23,495(22)          *          23,495          --     *
Frederick J. Oswald...............................................     40,000              *          20,000      20,000     *
James A. Cardwell, Jr.............................................     40,000              *          20,000      20,000     *
Broadmark Capital Corporation.....................................     15,600(13)          *          15,600          --     *
The P.L. Thomas Group, Inc........................................    301,313(13)           1.6       15,500     285,813      1.3
Leslie Hannafey...................................................     37,929(13)(16)      *          15,000      22,929     *
Richard S. Corbin.................................................     47,159(23)          *          15,000      32,159     *
Alan Hammerman....................................................     40,000              *          12,000      28,000     *
Stephen Warner....................................................     37,929(13)(16)      *          11,379      26,550     *
Murray Segal......................................................     10,298(13)(16)      *          10,298          --     *
Richard A. Voell..................................................     40,000              *          10,000      30,000     *
Sheila Y. Schiller................................................     40,000              *          10,000      30,000     *
Suzanne Schiller..................................................     40,000              *          10,000      30,000     *
Cathy Ross........................................................     20,000(13)(16)      *          10,000      10,000     *
Joel S. Kanter (24)...............................................      9,215              *           9,215          --     *
Hamilton T. Bailey................................................     40,000              *           8,000      32,000     *
Donald M. Earhart (25)............................................     35,054              *           7,700      27,354     *
Joseph D. Ferrone.................................................     32,000              *           6,400      25,600     *
Alan Ebler........................................................      6,000(13)          *           6,000          --     *
David Panvelle....................................................      6,000(13)          *           6,000          --     *
Peggy Howard......................................................      6,000(13)          *           6,000          --     *
Peter Korreng.....................................................      6,000(13)          *           6,000          --     *
Sharon Gignac.....................................................      6,000(13)          *           6,000          --     *
Paul Goldenheim...................................................     10,000              *           5,000       5,000     *
Robert O'Sullivan.................................................      7,174(13)(16)      *           5,000       2,174     *
Henry T. Wilson (26)..............................................      8,550              *           4,050       4,500     *
Wertheimer Partnership............................................     40,000              *           4,000      36,000     *
Keith Rosenbloom..................................................     12,542(13)(16)      *           4,000       8,542     *
Robert Tucker.....................................................      3,530(13)          *           3,530          --     *
Basil Ascuitto....................................................      1,988(13)(16)      *           1,988          --     *
Marc Siegel.......................................................      1,988(13)(16)      *           1,988          --     *
Alan C. and Linda Alhadeff........................................      1,906              *           1,906          --     *
Leslie Group......................................................      3,530(13)(16)      *           1,788       1,742     *
Marco Giudice.....................................................      1,367(13)(16)      *           1,367          --     *
Vincent Ricciardi.................................................      1,367(13)(16)      *           1,367          --     *
Russell Bailenson.................................................      1,000(13)(16)      *           1,000          --     *
Eric Rand.........................................................        597(13)(16)      *             597          --     *


- ------------------------------
  * Represents less than 1%.

 (1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock listed as beneficially owned by them. A person is deemed to be the beneficial holder of securities that can be acquired by such person within 60 days from the Reference Date upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by including shares, underlying options or warrants which are exercisable by such person currently, or within 60 days following the Reference Date, and excluding shares underlying options and warrants held by any other person.

 (2) Except as otherwise noted, the address for each person is c/o AccuMed International, Inc., 900 North Franklin Street, Suite 401, Chicago, Illinois 60610.

 (3) Includes 66,666 shares underlying stock options held by Mr. Gombrich that are exercisable currently or within 60 days following the Reference Date. Includes 513,818 shares held of record by Gwenda Gombrich, Mr. Gombrich's wife, directly or as custodian for minor children, as to which Mr. Gombrich disclaims beneficial ownership. Includes 537,381 shares subject to forfeiture if the Company fails to meet certain earnings per share or stock price performance thresholds during 1997 (the "Performance Shares"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



 (4) Mr. Falk directly owns 222,222 shares of Common Stock and warrants to purchase up to 585,409 shares of Common Stock. The number shown includes an additional 222,222 shares, and 1,667,078 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date, held by Commonwealth Associates (excluding securities held in Commonwealth Associates' trading account). Mr. Falk is a control person of the corporate general partner of Commonwealth Associates and may be deemed to be beneficial owner of securities held by Commonwealth Associates. The number of shares also includes an additional 100,000 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date held by Anne Falk, Mr. Falk's spouse. Mr. Falk disclaims beneficial ownership of the securities held by Commonwealth Associates except to the extent of his percentage ownership interests in Commonwealth Associates. Shares and warrants held directly by Mr. Falk were transferred to him by Commonwealth Associates. Commonwealth Associates disclaims beneficial ownership of such shares and warrants and the underlying warrant shares. Such shares and warrants were issued to Commonwealth Associates as compensation for certain services rendered to the Company. The shares indicated under the caption "Shares to be Sold in Offering" include 100,000 shares to be sold by Commonwealth Associates and 25,000 shares to be sold by Ms. Falk in the Offering. See "Certain Relationships and Related Transactions."


 (5) Includes 1,667,078 shares underlying warrants held by Commonwealth Associates that are exercisable currently or within 60 days following the Reference Date. Excludes securities held in Commonwealth Associates' trading account. See "Certain Relationships and Related Transactions."

 (6) Includes 34,895 shares underlying stock options held by Dr. Abeles that are exercisable currently or within 60 days following the Reference Date. Includes 253,713 shares of Common Stock held of record, and 38,049 shares underlying warrants exercisable currently or within 60 days following the Reference Date, by Northlea Partners Limited, as to which Dr. Abeles disclaims beneficial ownership.


 (7) Includes 35,800 shares underlying stock options held by Mr. Halperin that are exercisable currently or within 60 days following the Reference Date. Includes 1,968 Performance Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



 (8) Includes 25,000 shares underlying stock options held by Mr. Burke that are exercisable currently or within 60 days following the Reference Date. Includes 9,841 Performance Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



 (9) Includes 100,000 shares underlying stock options and warrants held by Mr. Schiller that are exercisable currently or within 60 days following the Reference Date.



(10) Consists of shares underlying stock options held by Mr. Lavallee that are exercisable currently or within 60 days following the Reference Date. Includes 1,968 Performance Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(11) Includes 106,961 shares underlying stock options held by Mr. Santor that are exercisable currently or within 60 days following the Reference Date.

(12) Includes 50,000 shares underlying stock options held by Mr. Pressman that are exercisable currently or within 60 days of the Reference Date.


(13)  Consists  of  shares  underlying  stock  options  or  warrants  that   are
    exercisable currently or within 60 days following the Reference Date.



(14) Includes 527,371 shares underlying warrants or options held by officers and directors that are exercisable currently or within 60 days of the Reference Date.



(15) Includes 100,000 shares underlying warrants held by Mr. Priddy that are exercisable currently or within 60 days following the Reference Date. See "Certain Relationships and Related Transactions."



(16) Shares listed as being offered in the Offering by the Selling Stockholder underlie currently exercisable warrants transferred to the Selling Stockholder by Commonwealth Associates. The Selling Stockholder is currently or was formerly associated with Commonwealth Associates. Commonwealth Associates disclaims beneficial ownership of such warrants and the underlying warrant shares. Such warrants were issued to Commonwealth Associates as compensation for certain services rendered to the Company. See "Certain Relationships and Related Transactions."



(17) Ms. Falk owns directly warrants to purchase up to 100,000 shares of common stock. The number shown includes 222,222 shares, and 585,409 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date, held by Ms. Falk's spouse, Michael Falk. The shares indicated under the caption "Shares to be Sold in Offering" include 100,000 shares to be sold by Mr. Falk in the Offering. Ms. Falk disclaims beneficial ownership of shares held by Mr. Falk.



(18) Hultquist Capital LLC served as advisor to the Company in connection with the Merger. See "Certain Relationships and Related Transactions."



(19) Includes 28,097 shares underlying warrants held by Mr. Robinson that are exercisable currently or within 60 days following the Reference Date.



(20) Includes 116,000 shares held in escrow in accordance with an agreement between G&G Dispensing, Inc. and the Company that provides for such shares to vest upon the achievement by G&G Dispensing, Inc. of certain goals with respect to the development of products for the Company. See "Description of Capital Stock -- Warrants -- Privately-Issued Warrants." Includes 175,000 shares underlying warrants held by G&G Dispensing that are exercisable currently or within 60 days following the Reference Date.


(21) Includes 301,313 shares underlying warrants that are exercisable currently or within 60 days following the Reference Date held by The P.L. Thomas Group, Inc., of which Mr. Thomas may be deemed the beneficial owner. The shares indicated under the caption "Shares to be Sold in Offering" include 15,500 shares to be sold by The P.L. Thomas Group, Inc. in the Offering. Mr. Thomas is the President and sole shareholder of The P.L. Thomas Group, Inc.



(22) Includes 7,895 shares underlying stock options held by Mr. Schocken and 15,600 shares underlying warrants held by Broadmark Capital Corporation that are exercisable currently or within 60 days following the Reference Date. Mr. Schocken is President of Broadmark Capital Corporation and may be deemed to be the beneficial owner of shares held by Broadmark Capital Corporation. Mr. Schocken disclaims beneficial ownership of the shares held by Broadmark Capital Corporation. The shares indicated under the caption "Shares to be Sold in Offering" include 15,600 shares to be sold by Broadmark Capital Corporation in the Offering. Mr. Schocken was a director of the Company from November 1992 until April 1995.



(23) Includes 25,000 shares underlying stock options held by Dr. Corbin that are exercisable currently or within 60 days following the Reference Date. Dr. Corbin was a director of the Company from April 1995 to July 1996. Includes 1,968 Performance Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(24) Mr. Kanter was a director of the Company from June 1991 through April 21, 1995.



(25) Mr. Earhart was a director of the Company from May 1994 through December 29, 1995. Includes 1,968 Performance Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(26) Mr. Wilson was a director of the Company from March 1992 through April 21, 1995.



    The Company has agreed to indemnify the Selling Stockholders and the Selling Stockholders have agreed to indemnify the Company and the Underwriters against certain civil liabilities, including liabilities under the Securities Act.


    Except as noted in the footnotes above and under the caption "Certain Relationships and Related Transactions," none of the Selling Stockholders has held any office or had any material relationship with the Company during the past three years.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary is a description of certain provisions of the Company's Certificate of Incorporation and Bylaws. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Certificate of Incorporation and Bylaws, including the definitions therein of certain terms. Copies of the Certificate of Incorporation and Bylaws are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK


    Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority to issue up to 30,000,000 shares of Common Stock. As of August 27, 1996, there were 18,858,736 shares of Common Stock outstanding and held of record by 260 stockholders. Each holder of Common Stock is entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. There are no cumulative voting or preemptive rights applicable to any shares of Common Stock. All shares of Common Stock are entitled to participate pro rata in distributions and in such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding shares of Preferred Stock. Subject to the prior rights of creditors, all shares of Common Stock are entitled, in the event of liquidation, dissolution or winding up of the Company, to participate ratably in the distribution of all the remaining assets of the Company after distribution in full of preferential amounts, if any, to be distributed to holders of Preferred Stock. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of any series of Preferred Stock that the Company may designate and issue in the future.


PREFERRED STOCK


    Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any Preferred Stock.


WARRANTS


    As of August 27, 1996, the Company had outstanding warrants to purchase up to 5,917,605 shares of Common Stock, including warrants to purchase up to 480,402 shares to be exercised by certain Selling Stockholders prior to consummation of the Offering and sold in the Offering, of which warrants to purchase 63,472 shares are subject to forfeiture if certain specified earnings per share or stock price performance thresholds are not met in 1997. See "Principal and Selling Stockholders."


  REDEEMABLE WARRANTS


    Redeemable Warrants to purchase a total of 2,702,705 shares of Common Stock are tradeable on the Nasdaq Market under the symbol "ACMIW." The Redeemable Warrants have been approved for quotation on the Nasdaq National Market under the symbol "ACMIW," subject to commencement of the Offering. The Redeemable Warrants are exercisable at any time prior to October 15, 1997, at an exercise price of $5.00 per share. The Redeemable Warrants are redeemable by the Company at any time prior to their expiration at a price of $.25 per underlying share, provided that: (i) notice of not less than 60 days is given to the warrantholders; (ii) the closing bid quotation of the Common Stock on each of the 20 trading days ending on the third day prior to the date on which the Company gives notice has been at least 150% (currently $7.50, subject to adjustment) of the then effective exercise price of the Redeemable Warrants; and (iii) the warrantholders shall have exercise rights until the close of business on the date fixed for redemption. The Company has agreed with the Underwriters not to redeem the Redeemable Warrants for a period of one year from the date of this Prospectus without the consent of the Representatives. See "Underwriting."

  PRIVATELY-ISSUED WARRANTS

    The Company has from time to time issued warrants to purchase shares of Common Stock to various vendors and financial advisors. Currently outstanding warrants are as follows:


    On March 14, 1996, the Company issued warrants (the "RADCO Warrants") to purchase up to an aggregate of 687,500 shares of Common Stock to certain investors as part of a private placement of Units consisting of RADCO Notes, RADCO Stock and RADCO Warrants. Of the RADCO Warrants, 220,000 are exercisable at a price of $3.42 per share and 467,500 are exercisable at a price of $3.87 per share (in each case subject to adjustment) for a period of three years. As of August 27, 1996, RADCO Warrants to purchase an aggregate of 200,000 shares of Common Stock had been exercised with aggregate proceeds to the Company of $729,000.



    On January 25, 1996, the Company issued to Robert Priddy a warrant to purchase up to 100,000 shares of Common Stock exercisable at a price of $1.25 per share (subject to adjustment).


    On January 18, 1996, the Company issued to The Research Works, Inc. a warrant to purchase up to 100,000 shares of Common Stock exercisable at a price of $2.125 per share (subject to adjustment) for a period of five years, in consideration of certain research services to be performed by The Research Works, Inc. A portion of the warrant was first exercisable on January 18, 1996. The remaining portion of the warrant is exercisable in increments upon completion of the second and third research reports by The Research Works, Inc.

    On December 29, 1995, the Company (i) issued to Commonwealth Associates and certain of its designees warrants to purchase an aggregate of 750,000 shares of Common Stock at an exercise price of $1.25 per share (subject to adjustment) for a period of five years, (ii) issued to Commonwealth Associates and certain of its designees warrants to purchase up to 104,000 shares of Common Stock, from the date of issuance to October 31, 1997, at an exercise price of $2.125 per share (subject to adjustment), and (iii) issued to Leonard Schiller a warrant to purchase up to 75,000 shares of Common Stock at an exercise price of $1.13 per share for a period of five years. See "Certain Relationships and Related Transactions."


    On December 29, 1995, the Company also issued to The P.L. Thomas Group warrants to purchase up to an aggregate of 364,785 shares of Common Stock. One third of such warrants are exercisable at a price of $0.82 per share, one third are exercisable at a price of $1.64 per share and one third are exercisable at a price of $2.47 per share. Such warrants are exercisable at any time with respect to 301,313 of the underlying shares and with respect to the remaining 63,472 shares will become exercisable only if specified earnings per share and stock price performance goals are met during 1997.



    On September 1, 1995, the Company issued to AEO warrants to purchase up to 100,000 shares of Common Stock at an exercise price of $0.25 per share (subject to adjustment) for a period of five years. As of August 27, 1996, warrants to purchase an aggregate of 16,500 shares had been exercised.


    On May 9, 1995, August 14, 1995 and August 22, 1995 the Company issued to Commonwealth Associates and certain of its designees warrants to purchase up to an aggregate of 564,840 shares of Common Stock at an exercise price of $0.625 per share (subject to adjustment) for a period of five years. See "Certain Relationships and Related Transactions."


    On December 31, 1994, the Company issued to Commonwealth Associates and certain of its designees warrants to purchase up to 420,000 shares of Common Stock at an exercise price of $0.25 per share (subject to adjustment) for a period of five years. As of August 27, 1996, warrants to purchase an aggregate of 20,000 shares had been exercised. See "Certain Relationships and Related Transactions."

    On March 29, 1994, the Company issued to G&G Dispensing, Inc. warrants to purchase up to 175,000 shares of Common Stock at an exercise price of $5.00 per share (subject to adjustment).

    On April 30, 1990, the Company issued to AEO a warrant to purchase up to 25,275 shares of Common Stock at an exercise price of $5.00 per share (subject to adjustment).

REGISTRATION RIGHTS


    The Company has granted certain demand and so-called "piggy-back" registration rights to certain holders of Common Stock and warrants to purchase Common Stock. In addition, the Company has offered to register under the Securities Act the offer and resale of certain shares of Common Stock by holders not contractually entitled to such registration. The holders of such rights, many of whom are Selling Stockholders, have agreed with the Representatives to limit the sale of shares of Common Stock owned by them, other than those to be sold in the Offering, during specified periods. In satisfaction of the Company's obligations to such holders, the Company has agreed with such holders to file with the Securities and Exchange Commission (the "Commission") promptly following consummation of the Offering a Registration Statement covering the offer and resale of an aggregate of approximately 6,381,000 shares of Common Stock (including shares of Common Stock underlying certain warrants and options) held by such persons, as to which holders of approximately 5,390,000 shares (including shares underlying certain warrants and options) have entered into lock-up agreements with the Representatives. No other holders of the Company's securities are entitled to registration rights. See "Risk Factors -- Shares Eligible for Future Sale" and "Underwriting."


RIGHT OF FIRST REFUSAL IN CERTAIN EQUITY OFFERINGS


    Pursuant to a Securities Purchase Agreement dated May 31, 1996 between the Company and affiliated purchasers of an aggregate of 130,000 shares of Common Stock, such purchasers are entitled to a right of first refusal in connection with certain equity offerings by the Company from the date of such agreement until May 31, 1997. Such right of first refusal does not apply to (i) the issuance of securities pursuant to an underwritten public offering, (ii) the issuance of securities upon exercise or conversion of options, warrants or other convertible securities outstanding as of May 31, 1996, (iii) the grant of additional options or warrants or other securities under a stock option plan or restricted stock plan for employees, directors or consultants of the Company, or any exercise of options by employees, directors or consultants, (iv) issuances of securities in certain specified proposed private placements, and (v) issuances of securities in connection with commercial banking arrangements, a merger, consolidation or sale of assets or strategic partnership or joint venture (the primary purpose of which is not to raise equity capital) or in connection with the disposition or acquisition of a business, product or license by the Company. If the Company proposes to offer equity securities under circumstances other than as described in the preceding sentence, the Company must give such purchasers written notice of the proposed offering at least ten business days prior to the proposed closing date of such offering. During such ten day period, such purchasers would be entitled to elect to purchase their respective pro rata percentages (determined with reference to the percentage of such 130,000 shares purchased by a specified purchaser) of the securities offered on the same terms as the proposed offering.


TRANSFER AGENT AND REGISTRAR


    American Stock Transfer & Trust Company is the transfer agent and registrar for the Company's Common Stock.



DELAWARE ANTI-TAKEOVER LAW; CERTAIN CHARTER PROVISIONS



    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exemption applies. For purposes of Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within the three years prior to such transaction did own) 15% or more of the corporation's voting stock.

    In  addition,   certain  provisions   of   the  Company's   Certificate   of
Incorporation may have the effect of preventing, discouraging or delaying any change in control of the Company. The authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. See "-- Preferred Stock."

LIMITATION OF LIABILITY AND INDEMNIFICATION

    Pursuant to the provisions of the DGCL, the Company has adopted provisions in the Certificate of Incorporation that eliminate the personal liability of its directors to the Company or its stockholders for monetary damages for breach of their fiduciary duty as a director to the fullest extent permitted by the DGCL except for liability (i) for any breach of their duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL (unlawful payments of dividends or unlawful stock repurchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.


    The Company's Certificate of Incorporation contains provisions indemnifying directors, officers, employees and agents of the Company against certain liabilities that may arise by reason of their status or service as such directors, officers, employees or agents. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Vector Securities International, Inc. and Tucker Anthony Incorporated are acting as Representatives, have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the following respective number of shares of Common
Stock:

                                                                                    NUMBER OF
UNDERWRITERS                                                                         SHARES
- ---------------------------------------------------------------------------------  -----------
Vector Securities International, Inc.............................................
Tucker Anthony Incorporated......................................................
                                                                                   -----------
    Total........................................................................   4,750,000
                                                                                   -----------
                                                                                   -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

    The Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $
per share.  The  Underwriters  may  allow,  and  such  dealers  may  reallow,  a
concession  not in excess of $         per share to certain other dealers. After
the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase up to an additional 712,500 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth next to such Underwriter's name in the preceding table bears to the total number of shares listed in the table.

    The offering of shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.


    The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.



    Except as set forth below, the directors and certain executive officers and securityholders of the Company, including the Selling Stockholders, have agreed that they will not, without the prior written consent of the Representatives, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them (other than through the Offering) for a period of 270 days after the date of this Prospectus, except that the holders may (i) after 90 days following the date of this Prospectus, dispose of one third of their shares of Common Stock, options, warrants and exchangeable securities and (ii) after 180 days following the date of this Prospectus, dispose of an additional one third of their shares of Common Stock, options, warrants and exchangeable securities. Mr. Gombrich has agreed that he will not, without the prior written consent of the Representatives, offer, sell or otherwise dispose of any shares of Common Stock, options, warrants or securities exchangeable for or convertible into shares of Common Stock beneficially owned by him (other than through the Offering) for a period of 270 days after the date of this Prospectus. In addition, Commonwealth Associates has agreed to the transfer restrictions referred to above, except as such restrictions relate to certain warrants held by it. Commonwealth Associates has agreed that, during the 60 day period following the date of this Prospectus, it will not offer, sell or otherwise dispose of shares of Common Stock underlying Redeemable Warrants to purchase 900,000 shares of Common Stock. There are no restrictions on transfer of the remaining 77,807 warrants, including the underlying shares, owned by Commonwealth Associates. AEO and the other holders of the RADCO Warrants have also agreed not to offer, sell or otherwise dispose of any shares of Common Stock underlying the RADCO Warrants during the 60 day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of the Representatives, offer, sell, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus, except that the Company may (i) grant additional options under its stock options plans, (ii) issue shares upon the exercise of outstanding stock options or warrants and (iii) issue up to 100,000 shares of Common Stock in connection with an acquisition of assets or technology by the Company. Furthermore, the Company has agreed that it will not, without the prior written consent of the Representatives, redeem the Redeemable Warrants prior to one year following the date of this Prospectus. See "Risk Factors -- Shares Eligible for Future Sale."


                       CHANGE IN INDEPENDENT ACCOUNTANTS

    Coopers & Lybrand LLP ("C&L") were previously the principal accountants for the Company. On January 15, 1996, C&L's appointment as principal accountants was terminated and the Company engaged KPMG Peat Marwick LLP as the Company's principal accountants. The Company's Board of Directors approved the decision to change accountants. The opinions of C&L on the balance sheet of AccuMed, Inc. as of December 31, 1994, and the statement of operations, stockholders' deficit, and cash flows for the period from February 7, 1994 (inception) through December 31, 1994, the balance sheets of Alamar Biosciences, Inc. as of September 30, 1995 and 1994, and the statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995, and the balance sheet of Sensititre/Alamar, the Microbiology Division of AccuMed, Inc., as of December 31, 1994 and the statements of net sales, cost of sales, and selling expenses for the eight months ended December 31, 1994 and for each of the two years in the period ended April 30, 1994 did not contain any adverse opinions or disclaimers or opinions, or modifications as to uncertainty, audit scope or accounting principles, except that for the opinions related to AccuMed, Inc. and Alamar Biosciences, Inc., C&L modified its reports to include an uncertainty explanatory paragraph which expressed substantial doubt as to AccuMed, Inc.'s and Alamar Biosciences, Inc.'s ability to continue as a going concern. There were no disagreements between the Company and C&L on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of C&L, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices: New York Regional Office, 7 World Trade Center, Room 1400,

New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy statements, information statements and other information regarding companies that file such documents with the Commission electronically. The website address is http://www.sec.gov. The Common Stock is quoted on the Nasdaq Market and reports and other information regarding the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents which have heretofore been filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference herein and shall be deemed to be a part hereof:


    (1) The Company's Annual Report on Form 10-KSB for the year ended September 30, 1995.

    (2) The Company's Current Report on Form 8-K filed with the Commission on January 16, 1996.

    (3) The Company's Current Report on Form 8-K filed with the Commission on January 17, 1996.

    (4) The Company's Current Report on Form 8-K filed with the Commission on January 19, 1996.

    (5) The Company's Amendment No. 1 to the Current Report on Form 8-K/A filed with the Commission on January 24, 1996.

    (6) The Company's Transition Report on Form 10-KSB for the transition period ended December 31, 1995.

    (7) The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996.


    (8) The Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.



    (9) The description of Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on September 18, 1992 by which the Common Stock of the Company was registered under Section 12 of the Exchange Act, and the description of the Common Stock incorporated therein by reference to the Registration Statement on Form S-1 (Reg. No. 33-48302) filed with the Commission on June 3, 1992 and amended on June 25, 1992, July 23, 1992 and September 10, 1992, under the caption "Description of Securities" therein.



    (10) The description of the Common Stock contained in the Company's Amendment No. 1 to Registration Statement on Form 8-A/A filed with the Commission on January 2, 1996.



    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    The Company will provide, without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits and other information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Requests for such documents should be directed to AccuMed International, Inc., located at 900 North Franklin Street, Suite 401, Chicago, Illinois 60610, Attention: Chief Financial Officer, telephone (312) 642-9200.

                             ADDITIONAL INFORMATION


    Additional information regarding the Company and the securities offered hereby is contained in the Registration Statement on Form S-2 (Reg. No. 333-09011) of which this Prospectus forms a part, and the exhibits thereto filed with the Commission under the Securities Act. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies may be obtained at prescribed fees from, the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.


    The Company furnishes stockholders with annual reports containing audited financial statements and other periodic reports as the Company may deem to be appropriate, or as required by law or the rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

    The legality of the securities offered by this Prospectus will be passed upon for the Company and the Selling Stockholders by Graham & James LLP, Sacramento, California. Certain partners in Graham & James LLP own an aggregate of 1,458 shares of Common Stock and 1,000 Redeemable Warrants. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Chicago, Illinois.

                                    EXPERTS


    The balance sheet of AccuMed, Inc as of December 31, 1994, and the statements of operations, stockholders' deficit, and cash flows for the period from February 7, 1994 (inception) through December 31, 1994, the balance sheets of Alamar Biosciences, Inc. as of September 30, 1995 and 1994, incorporated by reference in this Prospectus, and the statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995, included in this Prospectus, and the balance sheet of Sensititre/Alamar, the Microbiology Division of AccuMed, Inc., as of December 31, 1994 and the statements of net sales, cost of sales, and selling expenses for the eight months ended December 31, 1994 and for each of the two years in the period ended April 30, 1994, incorporated by reference in this Prospectus, have been so included or incorporated by reference in reliance on the reports, which included explanatory paragraphs related to AccuMed, Inc.'s and Alamar Biosciences, Inc.'s ability to continue as going concerns, of C&L, given on the authority of said firm as experts in accounting and auditing.



    The balance sheets of AccuMed International Limited as of December 31, 1994, April 30, 1994 and 1993, and the statements of operations and cash flows for the eight months ended December 31, 1994, and for each of the two years in the period ended April 30, 1994, as incorporated by reference in this Prospectus, have been included herein in reliance on the report of C&L, given on the authority of said firm as experts in accounting and auditing.


    The consolidated financial statements of AccuMed International, Inc. and subsidiaries as of December 31, 1995, and for the three months ended December 31, 1995, included in this Prospectus and incorporated herein by reference from the Company's Transition Report on Form 10-KSB for the three month period ended December 31, 1995 have been so included or incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants ("KPMG"), and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Oncometrics Imaging Corp. as of August 31, 1995, December 31, 1995 and May 31, 1996, and for the year ended August 31, 1995, for the four months ended December 31, 1995 and for the five months ended May 31, 1996, included in this Prospectus, have been so included in reliance upon the report of KPMG, chartered accountants, and upon the authority of said firm as experts in accounting and auditing.

    Statements in this Prospectus under the captions "Risk Factors -- Protection of Intellectual Property" and "Business -- Intellectual Property," insofar as they relate to patent matters, other than with respect to certain matters in connection with the Company's microbiology technology, have been reviewed and approved by Banner & Allegretti, Ltd., special patent counsel to the Company, and have been included herein in reliance upon the review and approval by such firm as experts in patent law.


    Statements in this Prospectus under the captions "Risk Factors -- Protection of Intellectual Property" and "Business -- Intellectual Property," insofar as they relate to patent matters in connection with the Alamar microbiology technology and the trade secret litigation which occurred from late 1994 until early 1996, have been reviewed and approved by Townsend and Townsend and Crew LLP, special patent counsel to the Company, and have been included herein in reliance upon the review and approval by such firm as experts in patent law.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
  Independent Auditors' Report.............................................................................        F-2
  Independent Accountants' Report..........................................................................        F-3
  Consolidated Balance Sheets as of September 30, 1995, December 31, 1995 and June 30, 1996 (unaudited)....        F-4
  Consolidated Statements of Operations for the years ended September 30, 1994 and 1995, for the three
   months ended December 31, 1995 and for the six months ended June 30, 1996 (unaudited)...................        F-5
  Consolidated Statements of Stockholders' Equity for the years ended September 30, 1994 and 1995, for the
   three months ended December 31, 1995 and for the six months ended June 30, 1996 (unaudited).............        F-6
  Consolidated Statements of Cash Flows for the years ended September 30, 1994 and 1995, for the three
   months ended December 31, 1995 and for the six months ended June 30, 1996 (unaudited)...................        F-7
  Notes to Consolidated Financial Statements...............................................................        F-8
ONCOMETRICS IMAGING CORP.
  Auditors' Report.........................................................................................       F-23
  Balance Sheets as of August 31, 1995, December 31, 1995 and May 31, 1996.................................       F-24
  Statements of Operations and Deficit for the year ended August 31, 1995, for the four months ended
   December 31, 1995 and for the five months ended May 31, 1996............................................       F-25
  Statements of Changes in Financial Position for the year ended August 31, 1995, for the four months ended
   December 31, 1995 and for the five months ended May 31, 1996............................................       F-26
  Notes to Financial Statements............................................................................       F-27
PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS (UNAUDITED)
  Pro Forma Condensed Combining Balance Sheet as of June 30, 1996..........................................       F-31
  Pro Forma Condensed Combining Statement of Operations for the six months ended
   June 30, 1996...........................................................................................       F-32
  Pro Forma Condensed Combining Statement of Operations for the three months ended December 31, 1995.......       F-33
  Pro Forma Condensed Combining Statement of Operations for the year ended September 30, 1995..............       F-34
  Notes to Pro Forma Condensed Combining Financial Statements..............................................       F-35

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
AccuMed International, Inc.:

    We have audited the accompanying consolidated balance sheet of AccuMed International, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the three months ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AccuMed International, Inc. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the three months ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          /s/ KPMG PEAT MARWICK LLP

Chicago, Illinois
April 5, 1996

                        INDEPENDENT ACCOUNTANTS' REPORT

The Stockholders
Alamar Biosciences, Inc.

    We have audited the accompanying balance sheet of Alamar Biosciences, Inc., as of September 30, 1995 and related statements of operations, stockholders' equity, and cash flows for the years ended September 30, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alamar Biosciences, Inc., at September 30, 1995, and the results of its operations and its cash flows for the years ended September 30, 1994 and 1995, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company is involved in litigation and is proposing to merge with another company. The Company has taken certain actions to meet cash flow requirements, including a reduction in work force, overhead and product development, until the disputes can be resolved. There can be no assurance that the Company's efforts related to the lawsuits will be successful. In addition, there can be no assurance that combined operations of the proposed merger will produce the necessary cash flow required. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                                          /s/ COOPERS & LYBRAND L.L.P.

Sacramento, California
November 19, 1995

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                    SEPTEMBER 30,    DECEMBER 31,
                                                                         1995            1995
                                                                    --------------  --------------  JUNE 30, 1996
                                                                                                    --------------
                                                                                                     (UNAUDITED)
ASSETS

Current assets:
  Cash and cash equivalents.......................................  $      716,211  $      180,508  $      595,265
  Restricted cash.................................................         185,000         363,000              --
  Accounts receivable.............................................         245,092         874,712       1,405,486
  Prepaid expenses and deposits...................................          73,260         124,836         231,194
  Production inventory............................................         314,006       1,143,120       1,513,760
                                                                    --------------  --------------  --------------
      Total current assets........................................       1,533,569       2,686,176       3,745,705
                                                                    --------------  --------------  --------------
Fixed assets, net.................................................         411,126         528,402         401,970
Notes receivable..................................................         700,000              --              --
Deferred merger costs.............................................         299,650              --              --
Intangible assets.................................................              --       2,644,556       4,403,677
Other assets......................................................          44,621         115,069         168,402
                                                                    --------------  --------------  --------------
                                                                    $    2,988,966  $    5,974,203  $    8,719,754
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable................................................  $    1,017,103  $    2,005,861  $    2,242,433
  Other current liabilities.......................................         203,497         870,313         772,465
  Deferred revenue................................................         470,238       1,454,450          35,358
  Notes payable...................................................              --         726,514          37,497
  Capital lease obligations due within one year...................          89,406          88,270          86,067
                                                                    --------------  --------------  --------------
      Total current liabilities...................................       1,780,244       5,145,408       3,173,820
                                                                    --------------  --------------  --------------
Long-term portion of capital lease obligations....................         110,806          89,810          45,243
Deferred rent.....................................................              --          10,278          13,393
Stockholders' equity:
  Common stock, $.01 par value, 30,000,000 shares authorized,
   10,929,339 shares issued and outstanding at September 30, 1995,
   15,571,184 at December 31, 1995 and 17,525,748 at June 30,
   1996...........................................................         109,293         155,712         175,257
  Additional paid in capital......................................      18,008,086      23,334,495      32,694,471
  Cumulative translation adjustment...............................              --              --          (2,236)
  Accumulated deficit.............................................     (17,019,463)    (22,761,500)    (27,380,194)
                                                                    --------------  --------------  --------------
      Total stockholders' equity..................................       1,097,916         728,707       5,487,298
                                                                    --------------  --------------  --------------
                                                                    $    2,988,966  $    5,974,203  $    8,719,754
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------


          See accompanying notes to consolidated financial statements.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                         YEARS ENDED SEPTEMBER 30,    THREE MONTHS
                                         --------------------------  ENDED DECEMBER
                                             1994          1995         31, 1995
                                         ------------  ------------  --------------  SIX MONTHS ENDED JUNE 30,
                                                                                     --------------------------
                                                                                         1995          1996
                                                                                     ------------  ------------
                                                                                     (UNAUDITED)   (UNAUDITED)
Sales..................................  $  1,161,822  $    514,776   $    100,130   $    320,505  $  2,312,094
Cost of sales..........................    (1,549,350)   (1,431,187)      (338,730)      (471,065)   (1,465,457)
                                         ------------  ------------  --------------  ------------  ------------
Gross profit (loss)....................      (387,528)     (916,411)      (238,600)      (150,560)      846,637
                                         ------------  ------------  --------------  ------------  ------------
Operating expenses:
  General and administrative...........     1,219,249     2,094,890      1,418,797        860,253     1,951,491
  Research and development.............       580,180       386,882      3,997,600        139,842     4,789,412
  Sales and marketing..................       959,519       309,208          7,197         74,959       841,565
                                         ------------  ------------  --------------  ------------  ------------
      Total operating expenses.........     2,758,948     2,790,980      5,423,594      1,075,054     7,582,468
                                         ------------  ------------  --------------  ------------  ------------
Operating loss.........................    (3,146,476)   (3,707,391)    (5,662,194)    (1,225,614)   (6,735,831)
                                         ------------  ------------  --------------  ------------  ------------
Other income (expense):
  Interest income......................        46,624         7,949          4,748          2,693        11,460
  Interest expense.....................       (12,836)      (46,657)       (10,862)       (25,973)     (437,986)
  Other................................           298       (13,211)       (72,929)        95,734     2,544,513
                                         ------------  ------------  --------------  ------------  ------------
      Total other income (expense).....        34,086       (51,919)       (79,043)       (72,454)    2,117,987
                                         ------------  ------------  --------------  ------------  ------------
Loss before income taxes...............    (3,112,390)   (3,759,310)    (5,741,237)    (1,153,160)   (4,617,844)
Income tax expense.....................           800           800            800            400           850
                                         ------------  ------------  --------------  ------------  ------------
      Net loss.........................  $ (3,113,190) $ (3,760,110)  $ (5,742,037)  $ (1,153,560) $ (4,618,694)
                                         ------------  ------------  --------------  ------------  ------------
                                         ------------  ------------  --------------  ------------  ------------
Net loss per share.....................  $      (0.65) $      (0.59)  $      (0.49)  $      (0.20) $      (0.28)
                                         ------------  ------------  --------------  ------------  ------------
                                         ------------  ------------  --------------  ------------  ------------
Weighted average common shares
 outstanding...........................     4,776,139     6,375,627     11,742,980      5,653,437    16,319,105
                                         ------------  ------------  --------------  ------------  ------------
                                         ------------  ------------  --------------  ------------  ------------


          See accompanying notes to consolidated financial statements.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                             COMMON STOCK        ADDITIONAL                  CUMULATIVE        TOTAL
                                        -----------------------    PAID-IN    ACCUMULATED    TRANSLATION   STOCKHOLDERS'
                                          SHARES      AMOUNT       CAPITAL      DEFICIT      ADJUSTMENT       EQUITY
                                        ----------  -----------  -----------  ------------  -------------  -------------
Balances at September 30, 1993........   4,710,553  $    47,106  $14,243,494  ($10,146,163)          --     $ 4,144,437
Issuances of common stock:
  November 1993 at $0.80..............       3,491           35        2,758           --            --           2,793
  December 1993 at $0.80..............       1,250           12          988           --            --           1,000
  December 1993 at $2.50..............      50,000          500      124,500           --            --         125,000
  March 1994 at $2.07.................      29,000          290       59,710           --            --          60,000
  August 1994 at $2.50................      50,000          500      124,500           --            --         125,000
Net loss..............................          --           --           --   (3,113,190)           --      (3,113,190)
                                        ----------  -----------  -----------  ------------  -------------  -------------
Balances at September 30, 1994........   4,844,294       48,443   14,555,950  (13,259,353)           --       1,345,040
                                        ----------  -----------  -----------  ------------  -------------  -------------
Issuances of common stock:
  November 1994 at $2.50..............     100,000        1,000      249,000           --            --         250,000
  March 1995 at $0.62.................      80,645          807       41,693           --            --          42,500
  May 1995 at $.625...................   2,648,400       26,484    1,369,115           --            --       1,395,599
  August 1995 at $.625................   3,000,000       30,000    1,505,887           --            --       1,535,887
  August 1995 at $.625................     240,000        2,400      128,100           --            --         130,500
  August 1995 at $1.00................      16,000          160       15,840           --            --          16,000
Issuances of warrants.................          --           --      142,500           --            --         142,500
Net loss..............................          --           --           --   (3,760,110)           --      (3,760,110)
                                        ----------  -----------  -----------  ------------  -------------  -------------
Balances at September 30, 1995........  10,929,339      109,294   18,008,085  (17,019,463)           --       1,097,916
                                        ----------  -----------  -----------  ------------  -------------  -------------
Issuances of common stock:
  October 1995 at $0.625..............      50,000          500       30,750           --            --          31,250
  November 1995 at $0.625.............      20,000          200       12,300           --            --          12,500
  December 1995 at $1.125.............   4,431,845       44,318    4,941,508           --            --       4,985,826
Issuance of warrants..................          --           --      308,252           --            --         308,252
Warrants exercised December 1995 @
 $0.25................................     140,000        1,400       33,600           --            --          35,000
Net loss..............................          --           --           --   (5,742,037)           --      (5,742,037)
                                        ----------  -----------  -----------  ------------  -------------  -------------
Balances at December 31, 1995.........  15,571,184      155,712   23,334,495  (22,761,500)           --         728,707
                                        ----------  -----------  -----------  ------------  -------------  -------------
Issuances of common stock (unaudited):
  January 1996 at $1.125..............      60,000          600       66,900           --            --          67,500
  March 1996 at $5.50.................     940,955        9,410    5,165,842           --            --       5,175,252
  May 1996 at $8.125..................       3,750           37       30,432           --            --          30,469
  June 1996 at $6.00..................     255,000        2,550    1,407,115           --            --       1,409,665
Issuances of warrants (unaudited).....          --           --    1,689,464           --            --       1,689,464
Stock options exercised (unaudited):
  March 1996 at $0.63.................       7,895           78        4,896           --            --           4,974
  March 1996 at $1.39.................       5,000           50        6,900           --            --           6,950
  May 1996 at $0.63...................      17,765          178       11,014           --            --          11,192
  May 1996 at $0.75...................       6,690           67        4,950           --            --           5,017
  May 1996 at $1.13...................       9,333           93       10,453           --            --          10,546
  May 1996 at $1.39...................      98,153          981      135,452           --            --         136,433
  June 1996 at $0.63..................       7,895           79        4,895           --            --           4,974
  June 1996 at $1.13..................      19,167          192       21,467           --            --          21,659
  June 1996 at $1.39..................     202,375        2,024      279,277           --            --         281,301
Warrants exercised (unaudited):
  January 1996 at $0.25...............      17,500          175        4,200           --            --           4,375
  March 1996 at $0.25.................       2,500           25          600           --            --             625
  April 1996 at $0.25.................       9,000           90        2,160           --            --           2,250
  May 1996 at $3.42...................     100,000        1,000      341,000           --            --         342,000
  June 1996 at $3.87..................      25,000          250       96,500           --            --          96,750
Conversion of debt (unaudited)........     166,586        1,666       76,459           --            --          78,125
Cumulative translation adjustment
 (unaudited)..........................          --           --           --           --        (2,236)         (2,236)
Net loss (unaudited)..................          --           --           --   (4,618,694)           --      (4,618,694)
                                        ----------  -----------  -----------  ------------  -------------  -------------
  Balances at June 30, 1996
   (unaudited)........................  17,525,748  $   175,257  $32,694,471  ($27,380,194)   $  (2,236)    $ 5,487,298
                                        ----------  -----------  -----------  ------------  -------------  -------------
                                        ----------  -----------  -----------  ------------  -------------  -------------


          See accompanying notes to consolidated financial statements.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                              YEARS ENDED SEPTEMBER
                                                       30,              THREE MONTHS
                                             ------------------------  ENDED DECEMBER
                                                1994         1995         31, 1995
                                             -----------  -----------  --------------      SIX MONTHS ENDED
                                                                                               JUNE 30,
                                                                                       ------------------------
                                                                                          1995         1996
                                                                                       -----------  -----------
                                                                                       (UNAUDITED)  (UNAUDITED)
Cash flows from operating activities:
  Net loss.................................  $(3,113,190) $(3,760,110)  $ (5,742,037)  ($1,151,402) ($4,618,694)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Depreciation and amortization..........      216,603      235,529         38,400      123,066      704,465
    Write-off of acquired in-process
     research and development..............           --           --      3,965,000           --    3,499,727
    Expenses paid with issuance of common
     stock.................................       60,000      166,000        606,750           --       33,594
    Expenses paid with issuance of
     warrants..............................           --      142,500             --           --    1,184,390
    Loss on disposal of assets.............           --       63,609             --      (19,810)      74,706
    Changes in assets and liabilities:
      Restricted cash......................           --     (185,000)      (178,000)          --      363,000
      Accounts receivable..................     (389,087)     271,145        107,906      121,650     (531,403)
      Prepaid expenses and deposits........       44,417       20,035          1,833       14,606     (106,358)
      Production inventory.................     (338,395)     193,796         64,999       86,740     (371,877)
      Other assets.........................           --       (1,525)        80,059      (63,728)     (57,584)
      Accounts payable.....................       52,762      766,900        168,460       93,535      237,548
      Other current liabilities............       53,150        8,571        155,941        4,970      (94,588)
      Deferred merger costs................           --     (299,650)      (750,352)          --           --
      Deferred revenue.....................           --      470,238        946,429           --   (1,419,092)
                                             -----------  -----------  --------------  -----------  -----------
      Net cash used in operating
       activities..........................   (3,413,740)  (1,907,962)      (534,612)    (790,373)  (1,102,166)
                                             -----------  -----------  --------------  -----------  -----------
Cash flows from investing activities:
  Purchase of fixed assets.................      (42,657)     (49,834)       (62,196)      (1,354)    (202,010)
  Acquisition of business, net.............           --           --         48,237           --           --
  Proceeds from refundable deposits........           --           --             --      400,000           --
                                             -----------  -----------  --------------  -----------  -----------
    Net cash provided by (used in)
     investment activities.................      (42,657)     (49,834)       (13,959)     398,646     (202,010)
                                             -----------  -----------  --------------  -----------  -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock,
   net.....................................      253,793    3,204,486         35,000    1,438,099    2,406,211
  Proceeds from issuance of notes
   payable.................................           --           --             --           --      250,000
  Notes receivable issued..................           --     (700,000)            --     (350,000)          --
  Payment of notes payable.................           --           --             --           --     (889,017)
  Payment of capital lease obligation......      (32,312)     (50,115)       (22,132)     (34,340)     (46,770)
                                             -----------  -----------  --------------  -----------  -----------
    Net cash provided by financing
     activities............................      221,481    2,454,371         12,868    1,053,759    1,720,424
                                             -----------  -----------  --------------  -----------  -----------
Effect of exchange rate changes to cash....           --           --             --           --       (1,491)
                                             -----------  -----------  --------------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents...............................   (3,234,916)     496,575       (535,703)    (662,032)     414,757
Cash and cash equivalents at beginning of
 period....................................    3,454,552      219,636        716,211       42,173      180,508
                                             -----------  -----------  --------------  -----------  -----------
Cash and cash equivalents at end of
 period....................................  $   219,636  $   716,211   $    180,508    $ 704,205    $ 595,265
                                             -----------  -----------  --------------  -----------  -----------
                                             -----------  -----------  --------------  -----------  -----------


          See accompanying notes to consolidated financial statements.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS
    AccuMed International, Inc. and subsidiaries develop, manufacture and market state-of-the-art medical devices and instruments for laboratories, hospitals and others. The Company was founded in January 1988, incorporated in June 1988 and reincorporated in Delaware in 1995.

2.  SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of AccuMed International, Inc. and its subsidiary ("the Company")(formerly Alamar Biosciences, Inc.). All significant intercompany accounts and transactions have been eliminated in consolidation.

  REVENUE RECOGNITION

    The Company recognizes revenue from sale of products when the products are shipped to its customers. Contract revenue from research agreements is recorded when earned and as the related costs are incurred. Payments received which are related to future performance are deferred and recognized as revenue when earned over future performance periods.

  CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash in banks and short-term investments with original maturities of three months or less.

  RESTRICTED CASH

    The restricted cash as of December 31, 1995 consists of $310,000 of certificates of deposit with maturities less than one year which were placed as collateral against a loan made by a financial institution and $53,000 held in an escrow account.

    Restricted cash as of September 30, 1995 includes an escrow deposit of $150,000 pursuant to an agreement entered into in 1995 between the Company and an outside legal counsel to the Company. Pursuant to the agreement the Company issued to their counsel 240,000 shares of common stock, net of issuance costs of $19,500, in exchange for a reduction of $150,000 in accounts payable. The escrow deposits were released in proportion to the amounts realized by the counsel from the sale of such shares in the public market. As of December 31, 1995 $97,000 had been released from the escrow account with the remaining $53,000 released in February 1996.

  INVENTORIES

    Inventories consist primarily of raw materials and finished goods and are stated at the lower of cost (average cost) or market. Cost is determined by the first-in first-out method (FIFO).

  FIXED ASSETS

    Fixed assets are stated at cost. Depreciation of plant and equipment is provided using the straight line method over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on the straight-line method over the shorter of the estimated useful life of the improvement or the term of the lease. Expenditures for repairs and maintenance are charged to operations when incurred.

  INTANGIBLE ASSETS

    Intangible assets consists principally of values assigned to acquired proprietary technology and the excess of cost over the fair value of net assets acquired. Such amounts are being amortized on a straight-line basis over the expected periods to be benefited, generally 10 years. The Company assesses the

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) recoverability of the excess of cost over the fair value of net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation.

  RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are charged to operations as incurred.

  INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  NET LOSS PER SHARE

    Net loss per share is computed using the weighted average number of common shares outstanding during each period. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is antidilutive.

  USE OF ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  INTERIM FINANCIAL STATEMENTS


    The consolidated financial statements as of June 30, 1995 and 1996 are unaudited. In the opinion of management, the unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position and results of operations for such periods. Results of operations for interim periods are not necessarily indicative of results that will be achieved for the entire year.


3. BASIS OF PRESENTATION FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1994 AND 1995 In November 1994, the Company filed a lawsuit in United States District
Court against Difco, a competitor, alleging misappropriation of its trade secrets, and is seeking a constructive trust over a patent covering important aspects of the Company's technology issued to Difco. The patent, which was issued to Difco as a result of its alleged misappropriation, covers the basic technology used in the Company's manual testing kits. Difco has agreed to a Stipulated Order that it will not market or sell products based on the patent in controversy unless it gives the Company 60 days advance notice. Upon receipt of such notice, the Company would have an opportunity to renew its Preliminary Injunction Motion originally scheduled for February 1995, but suspended in light of the Stipulated Order. The judge has allowed Difco to file a complaint alleging infringement of the disputed patent by the Company. A hearing on Difco's summary judgment against the Company was held on September 8, 1995. Due to the discovery of the alleged misappropriation, the Company declined to accept the proceeds of a $2,500,000 financing scheduled to close on November 10, 1994 and implemented significant cutbacks in operations pending the outcome of the lawsuit, including the elimination of its domestic sales force and suspension of

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  BASIS OF PRESENTATION FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1994 AND
1995 (CONTINUED)
research and development efforts and contract research. The judge in the case has set a trial date of January 28, 1996, to hear the merits of the case. (The above referenced litigation has been subsequently settled, see note 15).

    On May 2, 1995, the Company received notice that MicroScan, Inc., (MicroScan), a wholly-owned subsidiary of Dade International, Inc., filed an intervention complaint with the court against both the Company and Difco, which alleges that one of the Company's founders misappropriated confidential information of MicroScan while an employee of MicroScan prior to co-founding the Company in 1988, and used such information to develop the Company's technology. The Company filed a motion for summary judgment and, on October 17, 1995, the Court granted the Company's summary judgment motion and dismissed the intervention complaint with prejudice.

    As discussed in note 7 and note 16, the Company merged with AccuMed and loaned AccuMed $700,000 to support their operations. In addition, the Company completed two financings in 1995 and received advances for a licensing agreement which substantially improved its cash position. The Company closed it's Sacramento manufacturing facility in August 1995 and has significantly reduced overhead costs. Manufacturing and distribution agreements have been established with AccuMed.

    There can be no assurance that combined operations of the proposed merger will produce the necessary cash flow required. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4.  CHANGE IN FISCAL YEAR
    In 1995, the Company changed to a fiscal year ending December 31. The consolidated statement of operations for the three months ended December 31, 1994 (unaudited) is presented for comparative purposes only.

                                                                                               THREE MONTHS ENDED
CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)                                               DECEMBER 31, 1994
- --------------------------------------------------------------------------------------------  --------------------
Sales.......................................................................................      $    100,614
Less cost of sales..........................................................................          (227,300)
                                                                                                    ----------
Gross profit (loss).........................................................................          (126,686)
                                                                                                    ----------
Operating expenses:
  General and administrative................................................................           384,181
  Research and development..................................................................           150,983
  Sales and marketing.......................................................................           171,420
                                                                                                    ----------
    Total operating expenses................................................................           706,584
                                                                                                    ----------
Operating loss..............................................................................          (833,270)
                                                                                                    ----------
Other income (expense):
  Interest income...........................................................................               664
  Interest expense..........................................................................           (13,267)
                                                                                                    ----------
    Total other income (expense)............................................................           (12,603)
                                                                                                    ----------
Loss before income taxes....................................................................          (845,873)
Income tax expense..........................................................................               200
                                                                                                    ----------
Net loss....................................................................................      $   (846,073)
                                                                                                    ----------
                                                                                                    ----------
Net loss per share..........................................................................      $      (0.17)
                                                                                                    ----------
                                                                                                    ----------
Weighted average common shares outstanding..................................................         4,894,294
                                                                                                    ----------
                                                                                                    ----------

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  ACCOUNTS RECEIVABLE
    Accounts receivable includes the following at:

                                                                                     SEPTEMBER 30,  DECEMBER 31,
                                                                                         1995           1995
                                                                                     -------------  -------------
Trade receivables..................................................................   $   221,767    $   842,994
Contract refunds due...............................................................        43,050         43,050
Other receivables..................................................................            --          6,600
Allowance for doubtful accounts....................................................       (19,725)       (17,932)
                                                                                     -------------  -------------
  Total............................................................................   $   245,092    $   874,712
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    Accounts receivable are carried at their net realizable value.

6.  FIXED ASSETS
    Fixed assets includes the following at:


                                                                       ESTIMATED    SEPTEMBER 30,  DECEMBER 31,
                                                                      USEFUL LIFE       1995           1995
                                                                     -------------  -------------  -------------
Equipment..........................................................    3 - 5 years   $   776,867    $   871,595
Leasehold improvements.............................................   5 - 13 years            --         60,947
Equipment under capital lease......................................        5 years       299,090        299,090
                                                                                    -------------  -------------
                                                                                       1,075,957      1,231,632
Less accumulated depreciation and amortization.....................                      664,831        703,230
                                                                                    -------------  -------------
                                                                                     $   411,126    $   528,402
                                                                                    -------------  -------------
                                                                                    -------------  -------------


7.  NOTES RECEIVABLE
    Pursuant to the merger agreement (note 16), the Company extended the following loans, which bear interest at 10% per annum, to AccuMed Inc. to provide working capital.

DATE                                                                                  AMOUNT
- ----------------------------------------------------------------------------------  ----------
May 9, 1995.......................................................................  $  150,000
May 31, 1995......................................................................     125,000
June 28, 1995.....................................................................     125,000
August 7, 1995....................................................................     125,000
August 29, 1995...................................................................     175,000
                                                                                    ----------
                                                                                    $  700,000
                                                                                    ----------
                                                                                    ----------

    On November 20, 1995, the Company's Board of Directors agreed to consolidate the various notes above into a single $700,000 note. Upon consummation of the merger on December 29, 1995, such amounts have been eliminated in consolidation.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  OTHER CURRENT LIABILITIES
    Other current liabilities consist of the following at:

                                                                           SEPTEMBER 30,  DECEMBER 31,
                                                                               1995           1995
                                                                           -------------  -------------
Deferred rent............................................................   $        --    $        --
Payroll and related costs................................................        84,970        286,998
Sales & use taxes........................................................           908             --
Customer deposits........................................................         2,169         47,169
Accrued rent.............................................................        89,750         64,255
Other accrued expenses...................................................        18,913        471,891
                                                                           -------------  -------------
    Total................................................................   $   203,497    $   870,313
                                                                           -------------  -------------
                                                                           -------------  -------------

9.  DEFERRED REVENUE
    On May 3, 1995, the Company entered into a letter of intent with Becton Dickinson, Inc., (Becton) pursuant to which the Company agreed to grant Becton a semi-exclusive, worldwide license of the Company's alamarBlue-TM- technology for a specific field of use. On October 10, 1995, the license agreement (License) between the Company and Becton was executed.

    On signing the letter of intent, Becton paid the Company $100,000. On June 28, 1995, Becton paid an additional $400,000 to the Company. In October 1995, the Company received $250,000 for executing the license agreement, and $750,000 upon the initial favorable resolution of the MicroScan lawsuit. In February 1996, Becton paid an additional $1,000,000 upon final favorable resolution of the MicroScan lawsuit and $1,000,000 in March 1996 upon final favorable resolution of the Difco lawsuit. Of this last amount, $500,000 is creditable against future royalties.

    The $1,500,000 received by the Company through December 31, 1995 has been deferred pending resolution of the above mentioned lawsuits. Due to the settlement of the lawsuits in February and March 1996, all of the remaining deferred revenues will become income during the quarter ending March 31, 1996.

10. NOTES PAYABLE
    Notes payable consist of the following at:

                                                                                 DECEMBER 31,
                                                                                     1995
                                                                                 -------------
Note payable to bank, guaranteed by stockholders, interest at 11.75% payable
 monthly with principal payment due on April 30, 1996..........................   $   100,000
Note payable to bank, guaranteed by stockholders, interest at 10.75% payable
 monthly with principal payment due on April 30, 1996..........................       455,000
Notes payable to stockholders, interest at 10%, due on demand..................        90,610
Bank line of credit, collateralized by substantially all assets of AccuMed
 International Limited, a wholly-owned subsidiary of the Company, due on
 demand........................................................................        80,904
                                                                                 -------------
                                                                                  $   726,514
                                                                                 -------------
                                                                                 -------------

11. STOCKHOLDERS' EQUITY
    The Board of Directors is authorized to issue 5,000,000 shares of preferred stock, the terms and rights to be established upon issuance. Of these shares, 382,500 have been designated as Series A 8% Cumulative Preferred Stock. None of these shares have been issued.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. STOCKHOLDERS' EQUITY (CONTINUED)
  WARRANTS

    In February 1995, the Company granted warrants to a consulting firm for the right to purchase 140,000 shares of the Company's common stock at a price of $.25 per share in lieu of the Company's liability of $105,000 to the consulting firm. These warrants were exercised in December 1995. In May 1995, the Company granted warrants to a placement agent for the right to purchase 100,000 shares of the Company's common stock at a price of $.25 per share as compensation for services performed relating to the canceled $2.5 million financing in November 1994. The warrants expire in August 2000. The difference between the fair market value of the stock and the common stock purchase price has been recorded as issuance of common stock warrants.

    Additionally, contingent upon consummation of the merger, a consulting firm was granted a five year warrant to purchase up to 750,000 shares of common at a price of $1.25 per share, subject to certain limitations. The fair value of these warrants has been recorded as issuance of common stock warrants.

    At December 31, 1995, outstanding warrants to purchase shares of common stock at any time through the expiration date were as follows:

  SHARES       PRICE      EXPIRATION DATE
- ----------  -----------  -----------------
 2,702,905        5.00           10/97
   104,000       2.125           10/97
   420,000        0.25           12/99
   175,000        5.00           12/99
    25,275        5.00            4/00
   264,840       0.625            5/00
   300,000       0.625            8/00
   100,000        0.25            8/00
    79,280        0.82            8/00
    79,280        1.64            8/00
    79,280        2.47            8/00
   750,000        1.25           12/00
    75,000       1.125           12/00
- ----------
 5,154,860
- ----------
- ----------

  STOCK OPTION PLAN

    The Company has in effect three stock option plans for certain employees. On October 15, 1990, the Company adopted the 1990 Stock Option Plan (1990 Plan). The Company's employees, directors, and consultants are eligible to participate in the Plan. The Company has reserved 177,324 shares of authorized but unissued common stock for issuance under the 1990 Plan.

    On February 4, 1992,  the Company adopted the  1992 Stock Option Plan  (1992
Plan), for which the Company has reserved an additional 405,000 shares of authorized but unissued common stock. Options issued under the 1992 Plan are issued, exercisable, and governed by substantially the same terms as options issued under the 1990 Plan, with the exception of provisions in the 1990 Plan accelerating the vesting of options in instances of acquisition or liquidation, which have been deleted from the 1992 Plan.

    On November 17, 1992, the Board of Directors also approved an increase, approved by the stockholders on March 2, 1993, of the number of shares of common stock reserved for issuance under the 1992 Plan from 405,000 to 505,000 shares.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. STOCKHOLDERS' EQUITY (CONTINUED)
    On  December 29, 1995, the Company adopted  the 1995 Stock Option Plan (1995
Plan), for which the Company has reserved an additional 1,500,000 shares of authorized but unissued common stock. Options issued under the 1995 Plan are issued, exercisable, and governed by substantially the same terms as options issued under the 1992 Plan.

Terms of the Plans include:

    EXERCISE PRICE -- For the 1990 Plan, fair market value determined by the Board of Directors and not less than 110% of the determined fair market value in certain instances. For the 1992 Plan and the 1995 Plan fair market value as determined by the closing price of the Common Stock on the date of issuance as reported by NASDAQ.

    VESTING PERIOD -- A portion of the options granted to participants vests immediately with the remaining options vesting on varying schedules not exceeding three years from date of grant.

    EXERCISE PERIOD -- The options are exercisable as to be determined by the Board of Directors provided that not less than 20% of the options are exercisable per year and no option shall be exercisable after ten years from the date the option is granted.

    SHARES AVAILABLE -- The maximum number of shares that may be issued under the 1995 Plan is 1,500,000 at December 31, 1995.

    In the year ended September 30, 1994, options for 4,741 shares were exercised at a price of $0.80 per share and options to purchase 81,834 shares were canceled. In the year ended September 30, 1995, no options were exercised and options to purchase 123,023 shares were canceled. In the three months ended December 31, 1995, no options were exercised and options to purchase 32,917 shares were canceled.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. STOCKHOLDERS' EQUITY (CONTINUED)

    At December 31, 1995, there were 1,586,845 shares under options outstanding of which 913,499 were exercisable as follows:

  GRANT                                EXERCISE    EXPIRATION
  DATE       GRANTED     EXERCISABLE     PRICE        DATE
- ---------  ------------  -----------  -----------  -----------
    11/88           627         627    $     .80        12/96
     5/91         4,028       4,028         1.39         5/96
     6/91        85,000      85,000         1.39         6/96
     3/92         1,153       1,153         1.39         3/97
     5/92       303,890     303,890         1.39         5/97
     7/92         5,625       5,625         1.39         7/97
    11/92         7,455       7,455         1.39        11/97
     3/93         5,000       5,000         1.39         3/98
     6/93         1,500       1,500         1.39         6/98
     7/93         1,500       1,500         1.39         7/98
     8/93         4,457       4,457         1.39         8/98
    11/93         3,450       3,450         1.39        11/98
     5/94        42,000      42,000         1.39         5/99
    11/94        10,160      10,160         0.75        11/99
     3/95        50,000      50,000         0.63         3/00
     4/95        10,000      10,000         1.44         4/00
     8/95         5,000       5,000         1.00        11/98
    12/95        36,000      36,000         1.00        12/00
    12/95     1,010,000     336,654         1.13        12/05
           ------------  -----------
              1,586,845     913,499
           ------------  -----------
           ------------  -----------

    COMMON STOCK

    In March 1994, the Company finalized an agreement with one of the Company's distributors, to purchase the Company's securities in exchange for certain distribution, licensing and product development rights. Under the terms of the agreement, the Company was obligated to issue 200,000 shares of common stock for a total consideration of $500,000. At September 30, 1994, the distributor had purchased $250,000 in common stock. In November 1994, the distributor purchased the remaining $250,000 in common stock and was issued warrants to purchase 166,667 additional shares of stock at an exercise price of $3.00 per share, which warrants expired in December 1995.

    In March 1995, the Company granted 80,645 shares of the Company's common stock at a price $0.62 per share for a total of $42,500 (net of financing costs of $7,500) to a private investor.

    During May and August 1995, the Company completed two separate private offerings for an aggregate of 5,648,400 shares of the Company's common stock providing net proceeds of $2,931,486 (net of $598,764 of financing expenses). Also, the Company's placement agent received warrants for the future purchase of 564,840 shares of the Company's common stock at an exercise price of $0.625. Such warrants expire from May through August 2000.

    In August 1995, the Company granted 16,000 shares of the Company's common stock at a price of $1 per share to a vendor as compensation for services performed in lieu of the Company's liability of $16,000 to the vendor.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. STOCKHOLDERS' EQUITY (CONTINUED)
    In October 1995, the Company granted to each nonemployee director of the Company 10,000 shares of the Company's common stock at a price of $.625 per share as compensation for services performed. Compensation expense in the amount of $31,250 has been reflected in the Consolidated Statements of Operations.

    In November 1995, the Company granted 20,000 shares of the Company's common stock at a price of $.625 per share to a director for consulting services performed related to the merger. Consulting expense in the amount of $12,500 has been reflected in the Consolidated Statements of Operations.

12. INCOME TAXES
    Effective October 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), ACCOUNTING FOR INCOME TAXES. SFAS No. 109 requires the recognition of deferred tax liabilities and assets resulting from differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Prior to October 1, 1993, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11. The effect of this change on operating results for the year ended September 30, 1994, the year of implementation, was not material.

    The net deferred tax assets and liabilities consist of the following at:

                                                         SEPTEMBER 30,
                                                   --------------------------  DECEMBER 31,
                                                       1994          1995          1995
                                                   ------------  ------------  -------------
Deferred tax assets:
  Net operating loss carryforwards...............  $  4,400,000  $  5,460,000   $ 6,520,000
  Research and development credits...............       285,000       295,000       300,000
  Capitalized research and development costs.....       274,000       280,000            --
  Depreciation...................................       158,000       175,000       162,000
  Other..........................................        58,000        65,000       114,000
                                                   ------------  ------------  -------------
      Total......................................     5,175,000     6,275,000     7,096,000
Valuation allowance..............................    (5,175,000)   (6,275,000)   (7,096,000)
                                                   ------------  ------------  -------------
  Net deferred tax assets and liabilities........  $         --  $         --   $        --
                                                   ------------  ------------  -------------
                                                   ------------  ------------  -------------

    At December 31, 1995, the Company had approximately $18,641,000 and $3,101,000 in net operating losses for federal and state tax purposes, respectively, available to be carried forward to future periods. The carryforwards expire from 2003 to 2011 for federal purposes and from 2010 to 2011 for state purposes. The Company also has credits for research and development of $300,000 available to offset future federal income taxes, which expire from 2003 to 2011.

    As a result of providing a valuation allowance equal to the deferred tax assets, there is no federal tax provision. The provision for tax is the state minimum tax.

    During the last three years, the Company has had more than a 50% change in ownership. Section 382 of the Internal Revenue Code and comparable state statutes impose certain annual limitations on the utilization of net operating loss carryforwards and research and development credits that can be used to offset income in future periods.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. LEASES

OPERATING LEASES

    The Company leased its facilities and one automobile under operating leases. Rental expense is recognized on a straight-line basis over the life of the lease. Rental expense for the years ended September 30, 1994 and 1995 and for the three months ended December 31, 1995 was $172,000, $156,000 and $71,000, respectively.

    Minimum future annual rent payments are as follows for years ending December 31:


    YEAR         AMOUNT
- ------------  ------------
    1996      $    380,205
    1997           315,950
    1998           315,950
    1999           309,642
    2000           197,876
 Thereafter      1,431,198
              ------------
    Total     $  2,950,821
              ------------
              ------------


CAPITAL LEASES

    In July and September 1994, the Company entered into capital leases for production equipment in the total amount of $231,693, with principal and interest payable monthly, interest at approximately 21%, and total residuals of $34,754 due in July and September 1997.

    In October 1994, the Company entered into a capital lease for office equipment in the total amount of $29,000, with principle and interest payable monthly, interest at 8.71%, and a residual of $4,350, due in October 1997.

    Future minimum lease payments under capital lease obligations for the years ending December 31 are as follows:

YEAR                                                AMOUNT
- ------------------------------------------------  ----------
1996............................................  $  114,417
1997............................................      97,598
                                                  ----------
                                                     212,015
Less amount representing interest...............     (33,935)
                                                  ----------
                                                     178,080
Less current portion............................     (88,270)
                                                  ----------
Long-term portion...............................  $   89,810
                                                  ----------
                                                  ----------

14. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Noncash investing and financing activities:

    During the years ended September 30, 1994 and 1995 and the three month period ending December 31, 1995, the Company acquired assets under capital leases in the amounts of $231,693, $21,341 and $0, respectively.

    During the three months ended December 31, 1995, the Company acquired all of the outstanding shares of AccuMed, Inc. in exchange for common stock of the Company. The fair value of net liabilities assumed was $828,476. Cash acquired totaled $48,237.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (CONTINUED)
    Cash paid for interest and income taxes:

                                                      YEARS ENDED
                                                     SEPTEMBER 30,
                                                  --------------------   THREE MONTHS ENDED
                                                    1994       1995      DECEMBER 31, 1995
                                                  ---------  ---------  --------------------
Cash paid during the period for:
  Interest......................................  $  12,836  $  46,657       $   19,122
  Income taxes..................................        800        800               --

15. COMMITMENTS

  PFIZER AGREEMENT

    In October 1992, the Company entered into an agreement to conduct a research project for the purpose of developing a testing procedure for another entity. The maximum payments the Company may receive for completion of the agreement are $246,000. As of December 31, 1995, the Company had received payments of $184,500 based on procedures completed to date.

  LEGAL PROCEEDINGS

    In November 1994, the company initiated a civil action against a competitor for misappropriation of the Company's trade secrets covering a key technology in the Company's principle product line while under a confidentiality and non-use agreement. The Company settled this lawsuit in February 1996 for technology rights and other consideration.

16. MERGER AND RELATED TRANSACTIONS
    On December 29, 1995, the Company acquired all of the common stock of AccuMed, Inc. and its wholly owned subsidiary ("AccuMed"). AccuMed is primarily engaged in the research and development of diagnostic screening products for the cytopathology and microbiology clinical laboratory, pharmaceutical and veterinary segments of the health care industry. Following the acquisition, AccuMed ceased to exist as a legal entity and the merged entity was renamed AccuMed International, Inc. Pursuant to the terms of the merger agreement the Company issued 3,931,401 unconditional shares of common stock valued at $4,422,826 and 237,840 warrants valued at $68,252 on December 29, 1995. An additional 1,881,910 shares and 126,945 warrants were issued to AccuMed stockholders on December 29, 1995, however, such shares and warrants are contingent and subject to forfeiture if specified performance goals are not achieved by the merged entity during the 24 months beginning January 1, 1996. The contingent consideration will be recorded when the goals are achieved and will be computed based upon the stock price on such date.

    The acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair value of the tangible assets has been allocated to identifiable intangibles of acquired proprietary technology ($2,644,556) and in-process research and development ($3,965,000). The acquired proprietary technology will be amortized over the expected period to be benefited, which is estimated to be 10 years with the in-process research and development charged to operations at the date of acquisition.

    The contingency associated with 940,955 shares and 63,472 warrants was resolved (performance goal achieved) in March 1996 resulting in contingent consideration of approximately $5,273,000. Such amount will be allocated to acquired proprietary technology ($1,775,000) and in-process research and development ($3,498,000) and recorded in March 1996.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16. MERGER AND RELATED TRANSACTIONS (CONTINUED)
    The results of operations of AccuMed have not been included in the Consolidated Statements of Operations because the acquisition occurred at the end of the three month period ended December 31, 1995. The following pro forma information has been prepared assuming that the acquisition had taken place at the beginning of the respective periods. The pro forma information includes adjustments for the amortization of intangibles and write-off of in-process research and development arising from the transaction. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.

                                                                      YEAR ENDED         THREE MONTHS
                                                                  SEPTEMBER 30, 1995  DECEMBER 31, 1995
                                                                  ------------------  ------------------
                                                                               (UNAUDITED)
Sales...........................................................    $    3,979,930      $    1,109,506
Net loss........................................................        (9,844,326)         (7,016,824)
Net loss per share..............................................    $        (1.00)     $         (.60)

    The Company, AccuMed and AccuMed International Limited, a wholly-owned subsidiary of AccuMed, entered into a Manufacturing and Supply Agreement effective as of July 1, 1995, (the Manufacturing Agreement) pursuant to which the Company purchased ID/MIC panels from Sensititre Limited. The Manufacturing Agreement was terminated on December 29, 1995. Amounts paid to AccuMed for the year ended September 30, 1995 under the Manufacturing Agreement were $277,172. Additionally, the Company gave a deposit to AccuMed of $50,000 in October 1995, for the purchase of supplies and raw materials in relation to this agreement.

    Pursuant to a Distributor Agreement effective as of July 1, 1995 between AccuMed and the Company (the Distributor Agreement), the Company appointed AccuMed as its distributor for microbiology products. AccuMed was the exclusive distributor in the United States, Canada, Mexico, Puerto Rico, Japan, the Far East, Australia and Europe (except Italy, Portugal, Germany, Austria, Belgium, Cyprus, Greece, Luxembourg, The Netherlands, Switzerland and Turkey), and a non-exclusive distributor in Central America, South America, Africa, South Africa, Korea, East Europe, the Middle East, China and Taiwan. The Distributor Agreement was terminated on December 29, 1995. Amounts paid to AccuMed for the year ended September 30, 1995 under the Distributor Agreement were $35,677.

    Pursuant to an oral agreement (the Oral Agreement), the Company paid AccuMed an amount equal to 30% of AccuMed's lease payment (approximately $2,500 per month) for its manufacturing facility in Cleveland, Ohio and 30% of AccuMed's general overhead expenses in consideration for AccuMed providing sales, marketing and distribution services on behalf of the Company. Such arrangement terminated on December 29, 1995. Amounts paid to AccuMed for the year ended September 30, 1995, under this Oral Agreement were $67,508.

    Pursuant to a Research and Development Agreement, effective as of July 1, 1995, (the R&D Agreement) between the Company and AccuMed the Company granted to Sensititre Limited, a wholly-owned subsidiary of AccuMed, a non-exclusive license to use the Company's intellectual property, including know-how, trade secrets and technology relating to alamarBlue-TM- for the sole purpose of conducting research and development activities using such intellectual property. Under the R&D Agreement, the Company paid the actual hourly wage per employee hour spent on such research and development and reimburses AccuMed for its expenses relating thereto. The R&D Agreement terminated on December 29, 1995. Amounts paid to AccuMed for the year-ended September 30, 1995, under this R&D Agreement were $20,000.

    At September 30, 1995, the Company had recorded an accounts receivable of $53,499 from AccuMed which resulted from the sale of inventory to AccuMed. Additionally, the Company had recorded

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16. MERGER AND RELATED TRANSACTIONS (CONTINUED)
approximately $123,000 of accounts payable to AccuMed for services received pursuant to the Manufacturing, Distributor and Oral Agreements. Upon consummation of the merger on December 29, 1995 such amounts were eliminated in consolidation.

    The Company recorded a deferred asset at September 30, 1995, of $299,650 relating to direct costs paid to unrelated entities for services performed related to the merger. These deferred costs have been included in determining the cost of AccuMed.

    In February 1995, the Company and AccuMed entered into an agreement with a consulting firm (Consulting Firm) to pay the Consulting Firm an aggregate finders fee for assistance with the merger, of which $50,000 was paid with proceeds from the Company's private offering in August 1995 and is non-refundable. The remaining obligation was satisfied through the issuance of 444,444 shares of common stock on December 29, 1995 and the issuance of a five-year warrant to purchase 750,000 shares of common stock at $1.25 per share. The total finders fee of $790,000 has been included as direct costs of the acquisition.

    The Company entered into an agreement with Bridgemere Capital (Bridgemere), which has been acting as special advisor to the Company, pursuant to which the Company has paid to Bridgemere a fee of $50,000 and has agreed to pay an additional $55,000 in cash and issued 56,000 shares of common stock on December 29, 1995. The total finders fee of $168,000 has been included as direct costs of the acquisition.

17. RELATED-PARTY TRANSACTIONS
    All nonemployee directors have received an option to purchase 750 common shares and option to purchase 250 additional shares annually. In 1993 and 1994, all nonemployee directors received an option to purchase 1,000 shares and 5,000 shares of the Company's common stock, respectively. In 1995, all nonemployee directors received options to purchase 5,000 to 9,215 shares of the Company's common stock, contingent upon their length of service. These directors will receive options for 5,000 additional shares annually. All such awards are made pursuant to the 1992 Plan.

    On November 21, 1994, the Company issued to certain officers and employees of the Company options to purchase an aggregate of 16,020 shares of the Company's common stock at an exercise price of $0.75 per share. Also, on August 31, 1995, the Company issued to certain employees of the Company options to purchase an aggregate of 30,000 shares of the Company's common stock at an exercise price of $1 per share.

    In December 1994, the Company entered into a Consulting Services Agreement, effective January 1, 1995, with a Placement Agent, also a stockholder of the Company, pursuant to which the Placement Agent agreed to provide certain financial consulting services to the Company for a period of 12 months with an option to renew the agreement for an additional 12 months at the consent of both the Placement Agent and the Company. In exchange for the consulting services, the Company will pay the Placement Agent an aggregate sum of $58,500. At September 30, 1995, the Company had paid the Placement Agent $42,500.

    In September 1995, the Company paid $12,500 to a director for consulting services performed related to the private financings in May and August 1995 and the proposed merger between the Company and AccuMed. Additionally, in November 1995, the Company issued 20,000 shares of the Company's common stock at a price of $.625 per share to the same director for the consulting services described above.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

17. RELATED-PARTY TRANSACTIONS (CONTINUED)
    During the year ended September 30, 1994, the Company entered into an agreement with an Italian company, which is also a stockholder, for distribution of the Company's products in Europe. Sales to this stockholder constituted 51% and 18% of the Company's total sales for the years ended September 30, 1994 and 1995, respectively. At September 30, 1994 and 1995, accounts receivable from the stockholder amounted to approximately $313,000 and $65,000, respectively. The distributor is no longer a stockholder of the Company.

18. SUBSEQUENT EVENTS (UNAUDITED)
    In January 1996, the Company received $250,000 cash in exchange for a note payable bearing interest at 11% due in April 1996, and warrants to purchase 100,000 shares of common stock at $1.25 per share. The total proceeds received of $250,000 were allocated to the warrants based on their estimated fair value of $352,000. The difference of $102,000 has been reflected as other expense in the Consolidated Statement of Operations for the three month period ended March 31, 1996. The original issue discount of $250,000 relating to the notes payable will be amortized over the term of the note with $166,000 reflected as interest expense in the Consolidated Statement of Operations for the three month period ended March 31, 1996.

    At December 31, 1995, the Company had deferred revenue of $1,454,550 pending resolution of the Microscan lawsuit and the Difco lawsuit. Upon settlement of these lawsuits in February 1996, the Company received an additional $2,000,000 from Becton, $1,000,000 each in February and March 1996, per the terms of the worldwide license agreement executed on October 10, 1995. Total income recognized for the three month period ended March 31, 1996 per the terms of this agreement was $3,454,450 and has been reflected as other income in the Consolidated Statement of Operations.

    On December 29, 1995, the Company acquired all of the common stock of AccuMed and its wholly-owned subsidiary. Pursuant to the terms of the merger agreement, 1,881,910 shares of common stock and 126,945 warrants were issued to AccuMed stockholders which were contingent and subject to forfeiture if specified performance goals were not achieved by the merged entity. The contingency associated with 940,955 shares of common stock and 63,472 warrants was resolved (performance goal achieved) in March 1996 resulting in contingent consideration of $5,430,326. Such amount has been allocated to identifiable intangibles of acquired proprietary technology ($1,930,599) and in-process research and development ($3,499,727). The acquired proprietary technology will be amortized over the expected period to be benefited, which is estimated to be ten years, with the in-process research and development charged to operations during the three months ended March 31, 1996.

    In March 1996, the Company granted to an individual in exchange for consulting services rendered warrants to purchase 100,000 shares of common stock at a price of $2.125 per share. These warrants expire in January 2001. The fair market value of these warrants of $230,000 has been recorded as issuance of common stock warrants with an offsetting charge reflected as administration expense in the Consolidated Statement of Operations for the three month period ended March 31, 1996.

    In March 1996, the Company granted to certain investors in a related party warrants to purchase 675,000 shares of common stock at a price of $3.42 to $3.87 per share. These warrants expire in March 1999. The fair market value of these warrants of $852,390 has been recorded as issuance of common stock warrants with an offsetting charge reflected as other expense in the Consolidated Statement of Operations for the three month period ended March 31, 1996.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

18. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)

    In April 1996, the Company agreed to acquire the assets of Accuron Corporation, an Ohio corporation ("Accuron"), in consideration for the issuance of 100,000 shares of Common Stock, a value of approximately $600,000. The assets to be acquired consist largely of U.S. and foreign patents in the areas of image analysis and automated cytology. The Company will not assume any liabilities of Accuron.


    In June 1996, 166,586 shares of common stock were issued to a related party pursuant to an agreement requiring conversion of the outstanding principal and the accrued and unpaid interest totalling $75,000 into 68,500 shares of common stock of AccuMed prior to the merger with the Company.


    For the six month period ended June 30, 1996, the Company granted options to purchase 631,500 shares at prices of $1.75 to $8.38 per share, options for 374,273 shares were exercised at prices of $0.63 to $1.39 per share and options to purchase 52,101 shares were canceled.



    In July 1996, the Company signed a letter of intent with a distributor to outsource the manufacturing of one of the Company's microbiology product lines.



    In August 1996, the Company entered into definitive agreements to acquire a two-thirds interest in Oncometrics Imaging Corp. ("Oncometrics") for a total purchase price of approximately $4.0 million which includes approximately $2.0 million to be used solely as working capital for Oncometrics.



    In August 1996, the Company entered into a definitive agreement to acquire the remaining 90% interest in Radco Ventures, Inc. ("Radco"), for approximately $1.4 million in cash.

                                AUDITORS' REPORT

To the Board of Directors
Oncometrics Imaging Corp.

    We have audited the balance sheets of the AIC division of Xillix Technologies Corp. as at August 31, 1995 and December 31, 1995 and Oncometrics Imaging Corp. at May 31, 1996 and the statements of operations and deficit and changes in financial position for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these financial statements present fairly, in all material respects, the financial position of the Division and the Company as at August 31, 1995, December 31, 1995, and May 31, 1996 and the results of its operations and the changes in its financial position for the periods then ended in accordance with generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

    Generally accepted accounting principles in Canada vary in certain significant respects from generally accepted accounting principles in the United States. As indicated in note 12 there are no material differences which affect the results of operations in each of the periods and shareholders' deficiency as of August 31, 1995, December 31, 1995 and May 31, 1996.

/s/ KPMG
Chartered Accountants
Vancouver, Canada
July 18, 1996

                           ONCOMETRICS IMAGING CORP.
                                 BALANCE SHEETS

                                                                            AUGUST 31,   DECEMBER 31,    MAY 31,
                                                                               1995          1995          1996
                                                                            -----------  -------------  ----------
ASSETS

Current assets:
  Cash....................................................................   $      --    $        --   $   18,006
  Accounts receivable.....................................................      37,818        222,576       35,960
  Inventories (note 3)                                                         147,592         80,249      138,050
  Other...................................................................          --             --        5,438
                                                                            -----------  -------------  ----------
                                                                               185,410        302,825      197,454
                                                                            -----------  -------------  ----------
Capital assets, net (note 4)..............................................     244,916        238,197      236,847
                                                                            -----------  -------------  ----------
                                                                             $ 430,326    $   541,022   $  434,301
                                                                            -----------  -------------  ----------
                                                                            -----------  -------------  ----------
LIABILITIES AND EQUITY (DEFICIENCY)

Current liabilities:
  Accounts payable and accrued liabilities (note 5).......................   $  45,600    $    22,700   $  105,962
  Current portion of long-term debt (note 6)..............................                     10,000       10,000
                                                                            -----------  -------------  ----------
                                                                                45,600         32,700      115,962
                                                                            -----------  -------------  ----------
Long-term debt (note 6)...................................................     318,338        308,338      308,338
                                                                            -----------  -------------  ----------
Equity (deficiency):
  Share capital (note 7)..................................................          --             --      199,984
  Xillix divisional equity, net of operating loss (note 8)................      66,388        199,984           --
  Xillix capital contributions (note 9)...................................          --             --      302,374
                                                                            -----------  -------------  ----------
                                                                                66,388        199,984      502,358
  Deficit.................................................................          --             --     (492,357)
                                                                            -----------  -------------  ----------
                                                                                66,388        199,984       10,001
                                                                            -----------  -------------  ----------
                                                                             $ 430,326    $   541,022   $  434,301
                                                                            -----------  -------------  ----------
                                                                            -----------  -------------  ----------

                See accompanying notes to financial statements.

                           ONCOMETRICS IMAGING CORP.
                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                                 TWELVE MONTHS                       FIVE MONTHS
                                                                     ENDED       FOUR MONTHS ENDED      ENDED
                                                                AUGUST 31, 1995  DECEMBER 31, 1995   MAY 31, 1996
                                                                ---------------  ------------------  ------------
Revenues
  Product sales...............................................   $     220,862      $    198,845      $    7,012
  Interest income.............................................              --                --           1,554
                                                                ---------------         --------     ------------
                                                                       220,862           198,845           8,566
                                                                ---------------         --------     ------------
Cost and expenses:
  Cost of sales...............................................         183,927           119,325           4,297
  Marketing, sales and support................................              --                --          82,062
  Research and development....................................       1,290,188           300,853         283,522
  General and administrative..................................              --                --         100,435
  General and administrative allocation from parent company...         235,826            60,320              --
  Depreciation and amortization...............................          71,840            23,680          30,607
                                                                ---------------         --------     ------------
                                                                     1,781,781           504,178         500,923
                                                                ---------------         --------     ------------
Loss for the period...........................................   $   1,560,919      $    305,333         492,357
                                                                ---------------         --------
                                                                ---------------         --------
Deficit, beginning of period..................................                                                --
                                                                                                     ------------
Deficit, end of period........................................                                        $  492,357
                                                                                                     ------------
                                                                                                     ------------

                See accompanying notes to financial statements.

                           ONCOMETRICS IMAGING CORP.
                  STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                 TWELVE MONTHS                       FIVE MONTHS
                                                                     ENDED       FOUR MONTHS ENDED      ENDED
                                                                AUGUST 31, 1995  DECEMBER 31, 1995   MAY 31, 1996
                                                                ---------------  ------------------  ------------
Cash provided by (used in):
Operations:
  Loss for the period.........................................   $  (1,560,919)     $   (305,333)    $   (492,357)
  Depreciation and amortization an item not involving cash....          71,840            23,680           30,607
                                                                ---------------       ----------     ------------
                                                                    (1,489,079)         (281,653)        (461,750)
                                                                ---------------       ----------     ------------
  Changes in non-cash operating working capital:
    Accounts receivable.......................................         (37,818)         (184,758)         186,616
    Inventories...............................................        (147,592)           67,343          (57,801)
    Other current assets......................................              --                --           (5,438)
    Accounts payable and accrued liabilities..................          45,600           (22,900)          83,262
                                                                ---------------       ----------     ------------
                                                                    (1,628,889)         (421,968)        (255,111)
                                                                ---------------       ----------     ------------
Financing:
  Increase in equity..........................................       1,627,307           438,929          302,374
  Increase in long-term debt..................................         318,338                --               --
                                                                ---------------       ----------     ------------
                                                                     1,945,645           438,929          302,374
                                                                ---------------       ----------     ------------
Investments:
  Purchase of capital assets, net.............................        (316,756)          (16,961)         (29,257)
                                                                ---------------       ----------     ------------
Increase in cash..............................................              --                --           18,006
Cash, beginning of period.....................................              --                --               --
                                                                ---------------       ----------     ------------
Cash, end of period...........................................   $          --      $         --     $     18,006
                                                                ---------------       ----------     ------------
                                                                ---------------       ----------     ------------

                See accompanying notes to financial statements.

                           ONCOMETRICS IMAGING CORP.
                         NOTES TO FINANCIAL STATEMENTS

1.  FORMATION AND OPERATIONS:
    A Division of  Xillix Technologies  Inc. ("Xillix") has  specialized in  the
research   and  development   of  Automated  Image   Cytometry  equipment  ("AIC
Division").

    In contemplation of raising additional capital for the AIC Division, Oncometrics Imaging Corp. (the "Company") was formed as a wholly-owned subsidiary of Xillix in October 1995. Effective January 1, 1996 the operations of the AIC Division were transferred to the Company. The net assets of the AIC Division were transferred on January 20, 1996 in consideration of shares of the Company. The value assigned to the shares was equal to the historical value of net assets transferred.

    The accompanying financial statements include the accounts of the Company for the period January 1, 1996 to May 31, 1996 and the accounts of the AIC Division for the year ended August 31, 1995 and the four months ended December 31, 1995.

    The financial statements for the year ended August 31, 1995 and four months ended December 31, 1995 include an allocation of the overhead of Xillix applicable to the AIC Division, based on proportionate wages.

2.  SIGNIFICANT ACCOUNTING POLICIES:
    These financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and presented in Canadian dollars. These financial statements also conform, in all material respects, with those accounting principles that are generally accepted in the United States (US GAAP), except for these matters referred to in note 12.

    (a) Basis of presentation:

    These financial statements are prepared for inclusion in a SEC filing statement for purposes of funding the acquisition of a 66 2/3% equity interest of Oncometrics Imaging Corp. pursuant to a letter of intent dated July 3, 1996.

    The financial statements have been prepared on the basis which assumes the realization of assets and settlement of liabilities in the normal course of business. The ability of the Company to continue its planned course of action is dependent upon continued financial support from its parent company and upon additional financing and obtaining future profitable operations.

    (b) Inventories:

    Inventories are included at the lower of average cost and net realizable value.

    (c) Capital assets:

    Capital assets are stated at cost. Depreciation is provided using the following methods and annual rates:

                        ASSET                                       BASIC                 RATE
- -----------------------------------------------------  -------------------------------  ---------
Computer and laboratory equipment                      declining-balance                      30%
Furniture and office equipment                         declining-balance                      20%
Demonstration equipment                                straight-line over 3 years
Leasehold improvements                                 straight-line over 5 years
Intellectual property and patents                      straight-line over 17 years

    (d) Research and development costs:

    Research and development (R&D) costs are expensed as incurred. Research and related government assistance is accounted for using the cost reduction method and is credited against R&D expenditures.

                           ONCOMETRICS IMAGING CORP.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (e) Estimates:

    Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

3.  INVENTORIES:
    Inventories comprises finished goods of $ nil (August 31, 1995 -- $70,000; December 31, 1995 -- $ nil) and materials of $138,050 (August 31, 1995 -- $77,592; December 31, 1995 -- $80,249).

4.  CAPITAL ASSETS:

                                                                            AUGUST 31,   DECEMBER 31,    MAY 31,
                                                                               1995          1995          1996
                                                                            -----------  -------------  ----------
Computer and laboratory equipment.........................................   $ 194,130    $   207,891   $  221,811
Furniture and office equipment............................................       7,923          7,923       11,339
Demonstration equipment...................................................     107,562        108,623      108,623
Leasehold improvements....................................................          --             --        3,883
Intellectual property and patents.........................................     121,901        124,040      132,078
                                                                            -----------  -------------  ----------
                                                                               431,516        448,477      477,734
Less accumulated depreciation and amortization............................     186,600        210,280      240,887
                                                                            -----------  -------------  ----------
                                                                             $ 244,916    $   238,197   $  236,847
                                                                            -----------  -------------  ----------
                                                                            -----------  -------------  ----------

5.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:
    Accrued liabilities include a warranty reserve of $9,120 (August 31, 1995 -- $20,000; December 31, 1995 -- $10,000) and accrued salary and vacation pay of $ nil (August 31, 1995 -- $25,600; -- December 31, 1995 -- $ nil).

6.  LONG-TERM DEBT:
    Long-term debt consists of repayable contribution from the Western Economic Diversification Program which was assumed from Xillix Technologies Corp. ("Xillix") and is still in the name of Xillix as follows:

                                                                            AUGUST 31,   DECEMBER 31,    MAY 31,
                                                                               1995          1995          1996
                                                                            -----------  -------------  ----------
Balance assumed...........................................................   $ 318,338    $   318,338   $  318,338
Less current portion......................................................          --         10,000       10,000
                                                                            -----------  -------------  ----------
                                                                             $ 318,338    $   308,338   $  308,338
                                                                            -----------  -------------  ----------
                                                                            -----------  -------------  ----------

    The Western Diversification construction does not bear interest. This is repayable in semi-annual contributions commencing January 31, 1994. Repayments are based on future sales of the ACCESS device.

    The estimated aggregate maximum repayments for each of the five years subsequent to December 31, 1995 are as follows:

1996......................................................................  $  10,000
1997......................................................................    100,000
1998......................................................................    100,000
1999......................................................................    100,000
2000......................................................................      8,338

                           ONCOMETRICS IMAGING CORP.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  SHARE CAPITAL:

    (a) Authorized:

    The authorized share capital of the Company consists of 50,000,000 common shares without par value.

    (b) Issued:

                                                                            AUGUST 31,    DECEMBER 31,     MAY 31,
                                                                               1995           1995           1996
                                                                            -----------  ---------------  ----------
1,775,000 (1 -- December 31, 1995) common shares..........................   $     N/A      $      --     $  199,984
                                                                            -----------           ---     ----------
                                                                            -----------           ---     ----------

8.  DIVISIONAL EQUITY:
    The divisional equity at December 31, 1995 and August 31, 1995 represents the sum of cash contributions, plus the net assets of the division less the divisional loss.

9.  XILLIX CAPITAL CONTRIBUTION:
    This represents loans by Xillix to the Company which will be converted to shares.

10. INCOME TAXES:
    As at May 31, 1996 the Company has non-capital losses for income tax purposes of approximately $256,000 available to reduce taxes of future years, which expire in 2000. The Company also has Scientific Research Experimental Development Expenditures of approximately $214,000 at May 31, 1996.

    No recognition has been given in these financial statements to the potential future tax benefits which may arise from claiming these losses and Scientific Research and Experimental Development Expenditures.

11. EXPORT SALES:
    The Company's division had export sales in the following geographic regions:

                                                                   FOUR MONTHS
                                                  TWELVE MONTHS       ENDED       FIVE MONTHS
                                                   ENDED AUGUST   DECEMBER 31,   ENDED MAY 31,
                                                     31, 1995         1995           1996
                                                  --------------  -------------  -------------
United States...................................    $  148,453     $     8,190     $   4,326
Europe..........................................         2,428         129,675         2,186
                                                  --------------  -------------       ------
                                                    $  150,881     $   137,865     $   6,512
                                                  --------------  -------------       ------
                                                  --------------  -------------       ------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES:
    In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "ACCOUNTING FOR INCOME TAXES". Statement 109 changed the method companies used to account for income taxes from the deferral method to the asset and liability method. This statement is effective for fiscal years beginning after December 15, 1992. The Company has determined that the adoption of Statement 109 does not result in a material effect on the net deferred income tax position of the Company as any deferred tax assets initially recognized are fully offset by a valuation allowance as at December 31, 1995.

               PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS


    The accompanying pro forma condensed combining financial statements reflects the proposed acquisition of a 66% interest in Oncometrics Imaging Corp. (Oncometrics) by AccuMed International, Inc. (AccuMed International) (formerly Alamar Biosciences, Inc), the proposed acquisition of the remaining 90% interest in Radco Ventures, Inc. (Radco), the merger of AccuMed International and AccuMed Inc. (AccuMed), and the purchase of certain assets and the assumption of certain liabilities from Sensititre US and Sensititre Ltd. by AccuMed.



    The pro forma condensed combining balance sheet as of June 30, 1996 assumes that the proposed acquisition of the 66% interest in Oncometrics and the proposed acquisition of the remaining 90% interest in Radco occurred on June 30, 1996. The pro forma condensed combining statements of operations for the six months ended June 30, 1996, for the six months ended December 31, 1995 and for the year ended September 30, 1995 assume that the proposed acquisition of the 66% interest in Oncometrics occurred on October 1, 1994. In addition, the pro forma condensed combining statements of operations for the three months ended December 31, 1995 and for the year ended September 30, 1995 assume that the merger of AccuMed International with Accumed and the purchase of Sensititre US and Sensititre Ltd. occurred on October 1, 1994. The condensed combining statements of operations do not reflect results of operations for Radco since its' incorporation on March 6, 1996. Such results are not deemed significant.


    The transactions have been accounted for using purchase accounting. The pro forma adjustments are based on preliminary assumptions of the allocation of the purchase price and are subject to substantial revision once evaluations of the fair value of the assets and liabilities are completed. Actual purchase accounting adjustments may differ from the pro forma adjustments presented herein.


    The respective Oncometrics financial results have been translated from Canadian dollars to U.S. dollars using an exchange rate of .7451 for the year ended September 30, 1995, .7391 for the three months ended December 31, 1995,
 .7331 for the six months ended June 30, 1996, and .7333 as of June 30, 1996.


    The pro forma condensed combining financial information is not necessarily indicative of the results that actually would have occurred if the acquisitions had been completed on the assumed dates nor are the statements indicative of future combined financial position or earnings.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
                  PRO FORMA CONDENSED COMBINING BALANCE SHEET
                                 JUNE 30, 1996
                                  (UNAUDITED)



                                         ACCUMED      ONCOMETRICS      RADCO
                                      INTERNATIONAL,    IMAGING      VENTURES,
                                           INC.        CORP. (A)      INC. (B)      ADJUSTMENTS       PRO FORMA
                                      --------------  ------------  ------------  ----------------  --------------
ASSETS:
Cash and cash equivalents...........  $      595,265   $   13,246   $    800,000  $  2,000,000(1)   $    3,408,511
Accounts receivable.................       1,405,486       26,455             --            --           1,431,941
Prepaid expenses and deposits.......         231,194           --             --            --             231,194
Production inventory................       1,513,760      101,559             --            --           1,615,319
                                      --------------  ------------  ------------  ----------------  --------------
  Total current assets..............       3,745,705      141,260        800,000     2,000,000           6,686,965
                                      --------------  ------------  ------------  ----------------  --------------
Fixed assets, net...................         401,970      174,241             --                           576,211
Intangible assets...................       4,403,677           --             --     2,670,000(1)        7,703,677
                                                                                       630,000(2)
Other assets........................         168,402        4,001             --                           172,403
                                      --------------  ------------  ------------  ----------------  --------------
                                      $    8,719,754   $  319,502   $    800,000  $  5,300,000      $   15,139,256
                                      --------------  ------------  ------------  ----------------  --------------
                                      --------------  ------------  ------------  ----------------  --------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt...  $           --   $    7,357   $         --  $         --      $        7,357
Capital lease obligations due within
 one year...........................          86,067           --             --            --              86,067
Accounts payable....................       2,242,433       77,952         50,000                         2,370,385
Due to Xillix Technologies Corp.....              --           --             --     4,000,000(1)        4,000,000
Due to Radco Ventures...............              --           --             --     1,380,000(2)        1,380,000
Other current liabilities...........         807,823           --             --            --             807,823
Notes payable.......................          37,497           --             --            --              37,497
                                      --------------  ------------  ------------  ----------------  --------------
  Total current liabilities.........       3,173,820       85,309         50,000     5,380,000           8,689,129
                                      --------------  ------------  ------------  ----------------  --------------
Long-term portion of capital lease
 obligations........................          45,243           --             --            --              45,243
Long-term debt......................              --      226,835             --            --             226,835
Deferred rent.......................          13,393           --             --            --              13,393
Minority interest...................              --           --             --       677,358             677,358
Stockholders' equity:
  Common stock......................         175,257           --             --            --             175,257
  Additional paid-in capital........      32,694,471           --        750,000      (750,000)(2)      32,694,471
  Cumulative translation
   adjustment.......................          (2,236)          --             --            --              (2,236)
  Accumulated deficit...............     (27,380,194)       7,358             --        (7,358)(1)     (27,380,194)
                                      --------------  ------------  ------------  ----------------  --------------
    Total stockholders' equity......       5,487,298        7,358        750,000      (757,358)          5,487,298
                                      --------------  ------------  ------------  ----------------  --------------
                                      $    8,719,754   $  319,502   $    800,000  $  5,300,000      $   15,139,256
                                      --------------  ------------  ------------  ----------------  --------------
                                      --------------  ------------  ------------  ----------------  --------------


- ------------------------
(A) Represents net assets of Oncometrics as of May 31, 1996.

(B) Represents net assets of Radco as of June 30, 1996.

               See accompanying notes to the pro forma condensed
                        combining financial statements.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
             PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)



                                                           ACCUMED     ONCOMETRICS
                                                        INTERNATIONAL,   IMAGING
                                                            INC.        CORP. (A)     ADJUSTMENTS     PRO FORMA
                                                        -------------  ------------  -------------  -------------
Sales.................................................   $ 2,312,094    $    6,044   $        --    $   2,318,138
Cost of sales.........................................    (1,465,457)       (3,402)           --       (1,468,859)
                                                        -------------  ------------  -------------  -------------
Gross profit..........................................       846,637         2,642            --          849,279
                                                        -------------  ------------  -------------  -------------
Operating expenses:
  General and administrative..........................     1,951,491       113,465        54,000(4)     2,118,956
  Research and development............................     4,789,412       335,869            --        5,125,281
  Sales and marketing.................................       841,565        70,931            --          912,496
                                                        -------------  ------------  -------------  -------------
    Total operating expenses..........................     7,582,468       520,265        54,000        8,156,733
                                                        -------------  ------------  -------------  -------------
Operating loss........................................    (6,735,831)     (517,623)      (54,000)      (7,307,454)
Other income (expense):
  Interest income.....................................        11,460                          --           11,460
  Interest expense....................................      (437,986)           --            --         (437,986)
  Other income........................................     2,544,513        (2,738)           --        2,541,775
                                                        -------------  ------------  -------------  -------------
Loss before income taxes and minority interest........    (4,617,844)     (520,361)      (54,000)      (5,192,205)
Income tax expense....................................           850            --                            850
                                                        -------------  ------------  -------------  -------------
Net loss before minority interest.....................    (4,618,694)     (520,361)      (54,000)      (5,193,055)
Minority interest.....................................            --            --       175,000(5)       175,000
                                                        -------------  ------------  -------------  -------------
    Net earnings (loss)...............................   $(4,618,694)   $ (520,361)  $   121,000    $  (5,018,055)
                                                        -------------  ------------  -------------  -------------
                                                        -------------  ------------  -------------  -------------
Net loss per share....................................                                              $       (0.31)
                                                                                                    -------------
                                                                                                    -------------
Weighted average common shares outstanding............                                                 16,319,105
                                                                                                    -------------
                                                                                                    -------------


- ------------------------

(A) Includes the six months ended June 30, 1996 for Oncometrics.


               See accompanying notes to the pro forma condensed
                        combining financial statements.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
             PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                              ACCUMED                    ONCOMETRICS
                                           INTERNATIONAL,                  IMAGING
                                               INC.       ACCUMED INC.    CORP. (A)     ADJUSTMENTS    PRO FORMA
                                           -------------  -------------  ------------  -------------  ------------
Sales....................................   $   100,130    $ 1,009,376    $  146,959   $  (73,005)(6) $  1,183,460
Cost of sales............................      (338,730 )     (830,497 )     (88,189 )      71,892(7)   (1,185,524)
                                           -------------  -------------  ------------  -------------  ------------
Gross profit (loss)......................      (238,600 )      178,879        58,770        (1,113  )       (2,064)
                                           -------------  -------------  ------------  -------------  ------------
Operating expenses:
  General and administration.............     1,418,797        758,066        49,759        27,000(4)    2,253,622
  Research and development...............     3,997,600        338,178       172,259            --       4,508,037
  Sales and marketing....................         7,197        289,360            --            --         296,557
                                           -------------  -------------  ------------  -------------  ------------
Total operating expenses.................     5,423,594      1,385,604       222,018        27,000       7,058,216
                                           -------------  -------------  ------------  -------------  ------------
Operating loss...........................    (5,662,194 )   (1,206,725 )    (163,248 )     (28,113  )   (7,060,280)
Other income (expense):
  Interest income........................         4,748             --            --            --           4,748
  Interest (expense).....................       (10,862 )       (1,948 )          --            --         (12,810)
  Other..................................       (72,929 )           --            --            --         (72,929)
                                           -------------  -------------  ------------  -------------  ------------
Loss before income taxes and minority
 interest................................    (5,741,237 )   (1,208,673 )    (163,248 )     (28,113  )   (7,141,271)
Provision for income taxes...............           800             --            --            --             800
                                           -------------  -------------  ------------  -------------  ------------
Net loss before minority interest........    (5,742,037 )   (1,208,673 )    (163,248 )     (28,113  )   (7,142,071)
Minority interest........................            --             --            --        65,000(5)       65,000
                                           -------------  -------------  ------------  -------------  ------------
Net earnings (loss)......................  $ (5,742,037 ) $ (1,208,673 ) $  (163,248 ) $    36,887    $ (7,077,071)
                                           -------------  -------------  ------------  -------------  ------------
                                           -------------  -------------  ------------  -------------  ------------
Net loss per share.......................                                                             $      (0.60)
                                                                                                      ------------
                                                                                                      ------------
Weighted average common shares
 outstanding.............................                                                               11,742,980
                                                                                                      ------------
                                                                                                      ------------

- ------------------------
(A) Includes the three months ended December 31, 1995 for Oncometrics.

               See accompanying notes to the pro forma condensed
                        combining financial statements.

                  ACCUMED INTERNATIONAL, INC. AND SUBSIDIARIES
             PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                                                                                         PRO FORMA
                                                                                               -----------------------------
                                             HISTORICAL                                                          ACCUMED,
                                            -------------                                                      AS ADJUSTED,
                                               ACCUMED                 HISTORICAL                              FOR THE YEAR
                                            INTERNATIONAL  ----------------------------------                      ENDED
                                             YEAR ENDED                  SENSITITRE SENSITITRE                 SEPTEMBER 30,
                                            SEPTEMBER 30,    ACCUMED        US         UK                          1995
                                                1995           (A)          (B)        (B)      ADJUSTMENTS         (C)
                                            -------------  ------------  ---------  ---------  --------------  -------------
Sales.....................................   $   514,776   $  2,609,233  $ 409,360  $ 639,561  $ (193,000)(6)   $ 3,465,154
Cost of sales.............................    (1,431,187)    (1,510,143)  (247,860)  (457,056)    109,000(7)     (2,106,059)
                                            -------------  ------------  ---------  ---------  --------------  -------------
Gross profit (loss).......................      (916,411)     1,099,090    161,500    182,505     (84,000)        1,359,095
                                            -------------  ------------  ---------  ---------  --------------  -------------
Operating expenses:
  General and administration..............     2,094,890      1,040,083    208,420     74,589     100,000(8)      1,423,092
  Research and development................       386,882        453,277         --     88,872          --           542,149
  Sales and marketing.....................       309,208      1,187,177         --         --          --         1,187,177
                                            -------------  ------------  ---------  ---------  --------------  -------------
Total operating expenses..................     2,790,980      2,680,537    208,420    163,461     100,000         3,152,418
                                            -------------  ------------  ---------  ---------  --------------  -------------
Operating income (loss)...................    (3,707,391)    (1,581,447)   (46,920)    19,044    (184,000)       (1,793,323)
Other income (expense):
  Interest income.........................         7,949         12,930         --         --          --            12,930
  Interest expense........................       (46,657)       (40,201)        --         --     (35,475)(9)       (75,676)
  Other income............................        32,566          1,308         --         --          --             1,308
  Other expense...........................       (45,777)            --         --         --          --                --
                                            -------------  ------------  ---------  ---------  --------------  -------------
Earnings (loss) before income taxes and
 minority interest........................    (3,759,310)    (1,607,410)   (46,920)    19,044    (219,475)       (1,854,761)
Provision for income taxes................           800             --         --         --          --                --
                                            -------------  ------------  ---------  ---------  --------------  -------------
Net earnings (loss) before minority
 interest.................................    (3,760,110)    (1,607,410)   (46,920)    19,044    (219,475)       (1,854,761)
                                            -------------  ------------  ---------  ---------  --------------  -------------
Minority interest.........................            --             --         --         --          --                --
                                            -------------  ------------  ---------  ---------  --------------  -------------
Net earnings (loss).......................   $ 3,760,110)  $ (1,607,410) $ (46,920) $  19,044  $ (219,425)      $(1,854,761)
                                            -------------  ------------  ---------  ---------  --------------  -------------
                                            -------------  ------------  ---------  ---------  --------------  -------------
Net loss per equivalent share.............   $     (0.59)  $      (0.92)                                        $     (1.06)
                                            -------------  ------------                                        -------------
                                            -------------  ------------                                        -------------
Weighted average shares outstanding (F)...     6,375,627      1,748,940                                           1,748,940
                                            -------------  ------------                                        -------------
                                            -------------  ------------                                        -------------

                                                      PRO FORMA
                                            -----------------------------
                                                               ACCUMED
                                                            INTERNATIONAL
                                                             AS ADJUSTED   HISTORICAL
                                                            FOR THE YEAR   -----------
                                                                ENDED      ONCOMETRICS
                                                            SEPTEMBER 30,    IMAGING
                                                                1995          CORP.
                                             ADJUSTMENTS         (D)           (E)       ADJUSTMENTS     PRO FORMA
                                            --------------  -------------  -----------  --------------  -----------
Sales.....................................  $       --       $ 3,979,930    $ 164,552   $        --     $ 4,144,482
Cost of sales.............................          --        (3,537,246)    (137,034)           --      (3,674,280)
                                            --------------  -------------  -----------  --------------  -----------
Gross profit (loss).......................          --           442,684       27,518            --         470,202
                                            --------------  -------------  -----------  --------------  -----------
Operating expenses:
  General and administration..............     284,570 (10     3,802,552      229,225       108,000(4)    4,139,777
  Research and development................          --           929,031      961,248            --       1,890,279
  Sales and marketing.....................          --         1,496,385                         --       1,496,385
                                            --------------  -------------  -----------  --------------  -----------
Total operating expenses..................     284,570         6,227,968    1,190,473       108,000       7,526,441
                                            --------------  -------------  -----------  --------------  -----------
Operating income (loss)...................    (284,570)       (5,785,284)  (1,162,955)     (108,000)     (7,056,239)
Other income (expense):
  Interest income.........................          --            20,879           --            --          20,879
  Interest expense........................          --          (122,333)          --            --        (122,333)
  Other income............................          --            33,874           --            --          33,874
  Other expense...........................          --           (45,777)          --            --         (45,777)
                                            --------------  -------------  -----------  --------------  -----------
Earnings (loss) before income taxes and
 minority interest........................    (284,570)       (5,899,441)  (1,162,955)     (108,000)     (7,169,596)
Provision for income taxes................          --               800           --                           800
                                            --------------  -------------  -----------  --------------  -----------
Net earnings (loss) before minority
 interest.................................    (284,570)       (5,899,441)  (1,162,955)     (108,000)     (7,170,396)
                                            --------------  -------------  -----------  --------------  -----------
Minority interest.........................          --                --           --       430,000(5)      430,000
                                            --------------  -------------  -----------  --------------  -----------
Net earnings (loss).......................  $ (284,570)      $(5,899,441)  ($1,162,955) $   322,000     $(6,740,396)
                                            --------------  -------------  -----------  --------------  -----------
                                            --------------  -------------  -----------  --------------  -----------
Net loss per equivalent share.............                   $     (0.60)                               $     (0.69)
                                                            -------------                               -----------
                                                            -------------                               -----------
Weighted average shares outstanding (F)...                     9,831,682                                  9,831,682
                                                            -------------                               -----------
                                                            -------------                               -----------

- ----------------------------------

(A) Includes the twelve months and nine months ended September 30, 1995 for AccuMed, Inc. and Sensititre US/UK, respectively.

(B) Includes the three months ended December 31, 1994, before the acquisitions by AccuMed, Inc.

(C) AccuMed Consolidated includes AccuMed, Inc., Sensititre US, and Sensititre UK, Ltd. after purchase accounting adjustments

(D) AccuMed International Consolidated includes AccuMed International  (formerly
    Alamar   Biosciences,  Inc.),   and  AccuMed   Consolidated  after  purchase
    accounting adjustments.

(E) Includes the twelve months ended August 31, 1995 for Oncometrics.

(F) Weighted average shares outstanding are 9,831,682 which represents 6,375,627 shares for AccuMed International before the merger plus the weighted average (3,456,055) of the 4,178,104 shares (6,178,104 shares per the merger agreement less 2,000,000 shares issued but subject to forfeiture) to be issued in connection with the AccuMed merger. The weighted average shares outstanding for AccuMed gives effect to the shares issued by AccuMed during the year ended September 30,1995 using the exchange ratio of 1.98 to 1. The total shares outstanding at September 30, 1995 are 15,107,443 (10,929,339 shares of AccuMed International and 4,178,104 shares issued to AccuMed) which does not include the 2,000,000 shares issued but subject to forfeiture.

               See accompanying notes to the pro forma condensed
                          combining financial statements.

                 ACCUMED INTERNATIONAL, INC., AND SUBSIDIARIES
                     NOTES TO PRO FORMA CONDENSED COMBINING
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A -- DESCRIPTION OF ACQUISITIONS
    On December 29, 1995, AccuMed International (the "Company") (formerly Alamar Biosciences, Inc.) acquired all of the common stock of AccuMed, which included the recent acquisition of certain assets and assumption of certain liabilities of Sensititre US and Sensititre Ltd. by AccuMed. Pursuant to the terms of the merger agreement, the Company issued 3,931,401 unconditional shares of common stock valued at $4,422,826 and 237,840 warrants valued at $68,252. An additional 1,881,910 shares and 126,945 warrants were issued to AccuMed shareholders on December 29, 1995, however, such shares and warrants are contingent and subject to forfeiture if specified performance goals are not achieved by the merged entity during the 24 months beginning January 1, 1996. In March 1996 the contingency associated with 940,955 shares and 63,472 warrants was resolved (performance goal achieved) resulting in contingent consideration of $5,430,326. The remaining contingent consideration will be recorded when the goals are achieved and will be computed based upon the stock price on such date. The acquisition has been accounted for using the purchase method of accounting.


    In August, 1996, the Company entered into definitive agreements to acquire a 66% interest in Oncometrics Imaging Corp. (Oncometrics), for approximately $4.0 million in cash. The closing of this transaction is subject to the execution of a definitive Transaction Agreement and the satisfaction of conditions customary in such agreements. It is expected that the acquisition will be accounted for using the purchase method of accounting and that a portion of the purchase price will be charged to acquired in-process research and development in the period in which the transaction is consummated.



    In August, 1996, the Company entered into a definitive agreement to acquire the remaining 90% interest in Radco Ventures, Inc. (Radco), for approximately $1.4 million in cash. The closing of this transaction is subject to the approval of the Radco Stockholders and the satisfaction of conditions customary in acquisition agreements. It is expected that the acquisition will be accounted for using the purchase method of accounting and that a portion of the purchase price will be charged to acquired in-process research and development in the period in which the transaction is consummated.


NOTE B -- PRO FORMA ADJUSTMENTS
    The following adjustments are reflected in the Pro Forma Condensed Combining Financial Statements under the columns headed "Adjustments".


 (1) Purchase Price Allocation-Oncometrics
    To reflect the estimated allocation of the $4 million purchase price associated with the proposed acquisition of the 66% interest in Oncometrics. The purchase price will be paid from the net proceeds of the Offering and has been reflected in the Pro Forma Condensed Combining Balance Sheet as Due to Xillix Technologies Corp. The allocation of the purchase price represents an estimate of the fair value of the assets acquired and liabilities assumed, includes approximately $1.6 million of acquired in-process research and development and $1.1 million of purchased technology and reflects the 33% minority interest holdings. The Pro Forma Condensed Combining Balance Sheet reflects the estimated $1.6 million of acquired in-process research and development as Intangible Assets. Such amount will be written off as a charge to earnings in the period subsequent to the acquisition. The allocation is subject to change and is not necessarily indicative of the ultimate purchase price allocation.


 (2) Purchase Price Allocation -- Radco
    To reflect the estimated allocation of the $1.4 million purchase price associated with the proposed acquisition of the remaining 90% interest in Radco. The purchase price will be paid from the net

                 ACCUMED INTERNATIONAL, INC., AND SUBSIDIARIES
                     NOTES TO PRO FORMA CONDENSED COMBINING
                        FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

NOTE B -- PRO FORMA ADJUSTMENTS (CONTINUED)
    proceeds of The Offering and has been reflected in The Pro Forma Condensed Combining Balance Sheet as Due to Radco Ventures, Inc. The allocation of the purchase price represents an estimate of the fair value of the assets acquired and liabilities assumed and includes approximately $630,000 of acquired in-process research and development. The Pro Forma Condensed Combining Balance Sheet reflects the estimated $630,000 of acquired in-process research and development as Intangible Assets. Such amount will be written off as a charge to earnings in the period subsequent to the acquisition. The allocation is subject to change and is not necessarily indicative of the ultimate purchase price allocation.


 (3) Acquired In-Process Research and Development
    The estimated charges of approximately $1.6 million and $630,000 for acquired in-process research and development relating to the Oncometric and Radco acquisitions, respectively, are not reflected in the accompanying Pro Forma Condensed Combining Statements of Operations. Such amounts will result in a charge to earnings in the period subsequent to the acquisitions.
    The charge for acquired in-process research and development relating to the AccuMed acquisition is not reflected in the accompanying Pro Forma Condensed Combined Statements of Operations for the year ended September 30, 1995. This charge in the amount of approximately $4.0 million has been reflected in the historical financial results of AccuMed International in the accompanying Pro Forma Condensed Combining Statement of Operations for the three months ended December 31, 1995. In addition, a charge of $3.5 million relating to the allocation of purchase price to acquire in-process research and development following the resolution of a portion of the contingency has been reflected in the historical financial results of AccuMed International in the accompanying Pro Forma Condensed Combining Statement of Operations for the six months ended June 30, 1996.


 (4) Amortization of Intangibles
    To reflect the amortization of the excess of cost over net assets acquired and purchased technology of Oncometrics using the straight-line method over 10 years.

 (5) To reflect the minority interest share (33%) of net loss of Oncometrics Imaging Corp.

 (6)  To  eliminate  intercompany  sales  from  AccuMed  International   Limited
    (formerly Sensititre UK Ltd.) to AccuMed (formerly Sensititre U.S.).

 (7) To eliminate intercompany profit from the cost of product sold from AccuMed International Limited (formerly Sensititre UK Ltd.) to Accumed (formerly Sensititre U.S.).

 (8) To reduce amortization expense ($20,000) for the amortization of the purchase price of AccuMed in excess of the fair market value of acquired assets, less assumed liabilities, and transaction costs incurred with the acquisition of AccuMed, amortized over a 10 year life, and to adjust amortization expense for Sensititre U.S., and Sensititre UK Ltd.
    Adjustment to reflect a reasonable estimation ($120,000) of corporate overhead costs for the three months ended December 31, 1994 carve out period for Sensititre U.S. The estimate is based on a percentage of total sales of Radiometer America Inc., (of which Sensititre U.S. was a division) to the Sensititre U.S. product line.

 (9) To adjust interest expense for $35,475, assuming that the $430,000 loan to finance the Sensititre acquisition occurred on October 1, 1994.

                 ACCUMED INTERNATIONAL, INC., AND SUBSIDIARIES
                     NOTES TO PRO FORMA CONDENSED COMBINING
                        FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

NOTE B -- PRO FORMA ADJUSTMENTS (CONTINUED)
 (10)To adjust amortization expense for the amortization of the purchase price of AccuMed in excess of the fair market value of acquired assets, less assumed liabilities, and transaction costs incurred with the Merger of AccuMed, amortized over a 10 year life, and to adjust amortization expense for Sensititre U.S., and Sensititre UK Ltd.

                         { INSIDE BACK COVER }
===========================================================================
- ---------------------------------------------------------------------------
                                   The graphic consists of three
                                   photographs. The first photograph is
                                   of the ACCELL SERIES 2000 workstation
                                   being operated by a cytotechnologist
                                   along with the caption "The ACCELL
                                   SERIES 2000 workstation operated by a
                                   cytotechnologist. The AcCell Series 2000 is an interactive computer-controlled slide handling and precision microscopy workstation that is supported with comprehensive data management capabilities."



The second photograph is of the AcCell 2000 with MacroVision along with the caption
"The AcCell 2000 configured with the MacroVision image enhancement option. MacroVision permits on-screen display of the specimen being reviewed under the microscope."




                                   The third photograph is of the ARIS
                                   Sensititre Product along with the
                                   caption "The ARIS, one of four
                                   microbiology testing products offered
                                   by the Company under the Sensititre
                                   trade name. The ARIS is a fully-
                                   automated panel handling, incubating
                                   and reading instrument."

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SUCH SECURITIES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                           --------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           6
The Company....................................          19
Use of Proceeds................................          20
Price Range Of Common Stock....................          21
Dividend Policy................................          21
Capitalization.................................          22
Dilution.......................................          23
Selected Consolidated Financial Data...........          24
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          25
Business.......................................          30
Management.....................................          45
Certain Relationships and Related
 Transactions..................................          55
Principal and Selling Stockholders.............          57
Description of Capital Stock...................          61
Underwriting...................................          65
Change in Independent Accountants..............          66
Available Information..........................          66
Incorporation of Certain Documents by
 Reference.....................................          67
Additional Information.........................          68
Legal Matters..................................          68
Experts........................................          68
Index to Consolidated Financial Statements.....         F-1


                            ------------------------

                                4,750,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                     Vector Securities International, Inc.

                                 Tucker Anthony
                                  Incorporated

                                           , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The   following  table  sets  forth  the  costs  and  expenses,  other  than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates (except for the SEC and NASD registration fees).


SEC registration fee...........................................  $  10,003
NASD registration fee..........................................      3,401
Printing and engraving expenses................................    175,000
Accounting fees and expenses...................................    100,000
Legal fees and expenses........................................    450,000
Blue Sky fees and expenses.....................................     30,000
Miscellaneous..................................................     12,446
                                                                 ---------
    TOTAL......................................................  $ 780,850
                                                                 ---------
                                                                 ---------


    None of these expenses will be paid by the Selling Stockholders pursuant to the terms of the agreements under which the shares of Common Stock to be sold hereby are being registered.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company has provisions in its Certificate of Incorporation which eliminate the liability of the Company's directors to the Company and its stockholders for monetary damages to the fullest extent permissible under Delaware law and provisions which authorize the Company to indemnify its directors and agents by Bylaws, agreements or otherwise, to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law.

    The Company's officers and directors are covered by a directors' and officers' liability insurance policy maintained by the Company. Under the insurance policy, the Company is entitled to be reimbursed for indemnity payments that it is required or permitted to make to its directors and officers.

ITEM 16.  EXHIBITS AND INDEX OF EXHIBITS.

    (a) Exhibits. The following exhibits are filed herewith.


 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
     1.1    Form of Underwriting Agreement.*
     3.1    Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's
             Transition Report on Form 10-KSB for the transition period ended December 31, 1995 (the "Transition
             Report")).
     3.2    Bylaws of the Registrant (incorporated by reference to the Transition Report).
     4.1    Specimen stock certificate for Common Stock (incorporated by reference to the Transition Report).
     4.2    Certificate of Appointment of American Stock Transfer & Trust Company as Transfer Agent and Registrar
             (incorporated by reference to Pre-Effective Amendment No. 4 to the Registration Statement on Form
             S-1 (Reg. No. 33-48302), filed with the Commission on October 9, 1993 ("Pre-Effective Amendment No.
             4 to Form S-1")).

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
     4.3    Warrant Agreement between the Registrant and American Equities Overseas, Inc. dated as of September
             1, 1995 (incorporated by reference to the Registrant's Registration Statement on Form S-3 (Reg. No.
             33-98902), filed with the Commission on October 31, 1995 (the "Form S-3")).
     4.4    Securities Purchase Agreement between the Registrant and G&G Dispensing, Inc. dated as of March 22,
             1994 (incorporated by reference to the Form S-3).
     4.5    Common Stock Purchase Warrant dated as of March 22, 1994 by the Registrant in favor of G&G
             Dispensing, Inc. (incorporated by reference to the Form S-3).
     4.6    Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 31,
             1994 (incorporated by reference to the Form S-3).
     4.7    Form of Common Stock Purchase Warrant dated as of December 31, 1994 by the Registrant in favor of
             Commonwealth Associates, Inc. (incorporated by reference to the Form S-3).
     4.8    Warrant Agreement between the Registrant and Commonwealth Associates dated as of May 9, 1995
             (incorporated by reference to the Form S-3).
     4.9    Form of Common Stock Purchase Warrant dated as of May 9, 1995 by the Registrant in favor of
             Commonwealth Associates, Inc. (incorporated by reference to the Form S-3).
     4.10   Warrant Agreement between the Registrant and Commonwealth Associates dated as of August 22, 1995
             (incorporated by reference to the Form S-3).
     4.11   Form of Common Stock Purchase Warrant dated as of August 22, 1995 by the Registrant in favor of
             Commonwealth Associates (incorporated by reference to the Form S-3).
     4.12   Form of Letter Agreement between the Registrant and John Robinson dated as of February 21, 1995
             (incorporated by reference to the Form S-3).
     4.13   Form of Registration Rights Agreement between the Registrant and John Robinson dated as of February
             21, 1995 (incorporated by reference to the Form S-3).
     4.14   Form of Common Stock Purchase Warrant dated as of December 29, 1995 by the Registrant in favor of
             Commonwealth Associates (incorporated by reference to the Post-Effective Amendment No. 1 to the
             Registrant's Registration Statement on Form S-3 (Reg. No. 33-98902), filed with the Commission on
             May 30, 1996 ("Post-Effective Amendment No. 1 to Form S-3")).
     4.15   Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29,
             1995 pertaining to Warrants to purchase up to 750,000 shares of Common Stock of the Company
             (incorporated by reference to the Post-Effective Amendment No. 1 to Form S-3).
     4.16   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 237,840 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.17   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 63,473 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.18   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 63,472 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
     4.19   Warrant Agreement dated as of January 25, 1996 between the Registrant and Robert Priddy (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.20   Warrant Certificate dated as of January 25, 1996 registered in the name of Robert Priddy representing the right to purchase 100,000 shares of Common Stock of the Registrant (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.21   Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29,
             1995 pertaining to Warrants to purchase up to 104,000 shares of Common Stock of the Registrant, including form of Warrant Certificate issued to designees of Commonwealth Associates dated as of
             December 29, 1995 representing the right to purchase up to an aggregate of 104,000 shares of Common
             Stock of the Registrant (incorporated by reference to the Post-Effective Amendment No. 1 to the Form
             S-3).
     4.22   Form of Warrant Agreement dated March 14, 1996 between the Registrant and certain of the Selling
             Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at
             $3.42 per share (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.23   Form of Warrant Agreement dated March 14, 1996 between the Registrant and certain of the Selling
             Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at
             $3.87 per share (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     5.1    Opinion of Graham & James LLP, counsel to the Registrant, regarding the legality of the securities offered hereby.
    10.1    Agreement and Plan of Reorganization dated as of April 21, 1995 between the Registrant and AccuMed,
             Inc., as amended by Amendment No. 1 dated as of August 1, 1995 and Amendment No. 2 dated as of
             October 6, 1995 (incorporated by reference to the Registrant's Registration Statement on Form S-4
             (File No. 33-99680), filed with the Commission on November 22, 1995 (the "Form S-4")).
    10.2    The Registrant's Board of Directors Compensation Plan (the "Plan") (incorporated by reference to
             Exhibit 10.11 to Form S-1) with Minutes of Board of Directors meeting dated January 18, 1996 amending the Plan by authorizing grants of stock options to non-employee directors (incorporated by reference to the Transition Report). (2)
    10.3    Sale and Leaseback Agreement between the Registrant and Leasetec, Inc. (incorporated by reference to the Registration Statement on Form S-1 (Reg. No. 33-48302), filed with the Commission on June 3,
             1992 ("Form S-1")).
    10.4    Employment Agreement between the Registrant and Peter P. Gombrich dated August 1, 1994 (incorporated by reference to the Transition Report).(2)
    10.5    Employment Letter between the Registrant and Kenneth Miller dated March 2, 1995 (incorporated by reference to the Transition Report).(2)
    10.6    Employment Letter between the Registrant and Mark L. Santor dated February 28, 1995 (incorporated by reference to the Transition Report).(2)
    10.7    Employment Letter between the Registrant and Michael Burke dated April 21, 1995 (incorporated by reference to the Transition Report).(2)
    10.8    Employment Agreement between the Registrant and Norman J. Pressman dated June 13, 1996 and Addendum to Employment Agreement between the Registrant and Norman J. Pressman dated July 16, 1996. (1)(2)

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
    10.9    European Distributor Agreement, dated November 22, 1993, by and between the Registrant and Sclavo
             (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-KSB for the
             year ended September 30, 1994 (the "1994 10-K")).
    10.10   United States Distributor Agreement, dated November 22, 1993, by and between the Registrant and
             Sclavo (incorporated by reference to the 1994 10-K).
    10.11   Joint Research and Development Agreement, dated November 22, 1993, by and between the Registrant and
             Sclavo (incorporated by reference to Exhibit 10.24 to the 1994 10-K).
    10.12   Securities Purchase Agreement, dated November 22, 1993, by and between the Registrant and Sclavo
             (incorporated by reference to Exhibit 10.25 to the 1994 10-K).
    10.13   Escrow Agreement dated as of March 22, 1994, between the Registrant and G&G Dispensing, Inc.
             (incorporated by reference to Exhibit 10.13 to the Form S-4).
    10.14   License Agreement between the Registrant and Becton, Dickinson and Company effective as of October
             11, 1995 (incorporated by reference to Exhibit 10.17 to the Form S-4).
    10.15   Research and Development Service Agreement between the Registrant and RADCO Ventures, Inc. dated
             March 15, 1996.(1)+
    10.16   License and Distribution Agreement dated February 20, 1996 between the Registrant and BioKit, S.A.
             (incorporated by reference to the Transition Report).
    10.17   1995 Stock Option Plan (incorporated by reference to the Transition Report). (2)
    10.18   Amendment No. 1 to the Registrant's 1995 Stock Option Plan. (2)
    10.19   Form of Non-Qualified Stock Option Agreement governing options granted to former employees of
             AccuMed, Inc. pursuant to the Agreement and Plan of Reorganization dated as of April 21, 1995, as amended (incorporated by reference to the Transition Report). (2)
    10.20   Form of Non-Qualified Stock Option Agreement governing options granted to employees and consultants under the 1995 Stock Option Plan (incorporated by reference to the Transition Report). (2)
    10.21   Form of Incentive Stock Option Agreement Governing options granted to employees under the 1995 Stock
             Option Plan (incorporated by reference to the Transition
             Report). (2)
    10.22   Amended and Restated 1990 Stock Option Plan (incorporated by reference to the Form S-1). (2)
    10.23   The Registrant's Amended and Restated 1992 Stock Option Plan (incorporated by reference to
             Pre-Effective Amendment No. 1 to Form SB-2, filed with the Commission on November 8, 1993). (2)
    10.24   Lease between the Registrant and NCP, LTD dated February 20, 1995 pertaining to the offices located at 29299 Clemens, Suite I-K, Westlake, Ohio 44145 (incorporated by reference to the Transition
             Report).
    10.25   Franklin Square Commercial Lease dated July 13, 1994 between the Registrant and the Lumber Company as
             Agent for the Beneficiary of LaSalle National Trust, N.A. pertaining to the premises located at
             Suite 401, 4th Floor North, 900 North Franklin Street, Chicago, Illinois (incorporated by reference to the Transition Report).
    10.26   Rider 1 to Franklin Square Commercial Lease between the Registrant and the Lumber Company dated May
             30, 1996.(1)
    10.27   License Agreement dated July 6, 1994, between the Registrant, Vanellus AB, and Uppsala
             Bildbehandlings AB (incorporated by reference to the Transition Report).

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
    10.28   Collaboration Agreement and Worldwide Exclusive License between the Registrant and G&G Dispensing,
             Inc. dated March 22, 1994.(1)
    10.29   Form of Custody Agreement by each of the Selling Stockholders.(1)
    10.30   Form of Lock-Up Agreement between each of the Selling Stockholders and the Underwriters.(1)
    10.31   Form of Irrevocable Power of Attorney of Selling Stockholders.(1)
    10.32   O.E.M. Supply Agreement between Olympus America, Inc., Precision Instrument division and the
             Registrant dated March 31, 1996.(1)+
    10.33   Securities Purchase Agreement dated May 31, 1996 among the Registrant, Kingdon Associates, L.P.,
             Kingdon Partners, L.P., and Kingdon Offshore N.V. (incorporated by reference to the Registrant's
             Registration Statement on Form S-3 (Reg. No. 333-07681), filed with the Commission on July 3, 1996).
    10.34   Promissory Note in the original principal amount of $61,000 made May 22, 1996 by Peter P. Gombrich in favor of the Registrant.(1)
    10.35   Non-negotiable Promissory Note in the original principal amount of $775,000 made July 22, 1996 by the
             Registrant in favor of RADCO Ventures, Inc.(1)
    10.36   Employment Separation Agreement and Release between the Registrant and Kenneth D. Miller dated June
             27, 1996.(1)(2)
    10.37   Employment Separation Agreement and Release between the Registrant and Mark L. Santor dated June 10,
             1996.(1)(2)
    10.38   Amended and Restated Employment Separation Agreement and Release between the Registrant, Kenneth D.
             Miller and RADCO Ventures, Inc., dated August 8, 1996. (2)
    10.39   Share Purchase Agreement between the Registrant and Xillix Technologies Corp. dated as of August 16,
             1996.
    10.40   Subscription Agreement between the Registrant and Oncometrics Imaging Corp. dated as of August 16,
             1996.
    10.41   Stock Purchase Agreement by and among the Registrant, RADCO Ventures, Inc. and the Selling
             Stockholders named therein dated as of August 15, 1996.
    23.1    Consent of Graham & James, LLP (contained in Exhibit 5.1).
    23.2    Consent of Coopers & Lybrand LLP.
    23.3    Consent of Coopers & Lybrand (UK).
    23.4    Consent of KPMG Peat Marwick LLP.
    23.5    Consent of KPMG.
    23.6    Consent of Banner & Allegreti, Ltd. (1)
    23.7    Consent of Townsend and Townsend and Crew. (1)
    24.1    Powers of Attorney included on signature page to this Pre-effective Amendment No. 1, with respect to
             Mr. Lavallee, and the signature page of the Registration Statement previously filed with the
             Commission, with respect to all other signatories.


- ------------------------

*   To be filed by amendment.



(1) Previously filed with the Registration Statement on July 26, 1996.



(2) Represents a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Registration Statement.


+   Confidential treatment requested as to certain portions.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

        (1) That, for the purpose of determining any liability under the Securties Act, the Registrant will treat the information ommitted from the form of Prospectus filed as part of this Registration Statement as of the time the Commission declares it effective.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-2 and duly caused this Pre-effective Amendment No. 1 to the Registration Statement on Form S-2 (Reg. No. 333-09011) to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Chicago, State of Illinois on August 28, 1996.


                                          ACCUMED INTERNATIONAL, INC.

                                          By:        /s/ PETER P. GOMBRICH

                                             -----------------------------------
                                                      Peter P. Gombrich
                                                   CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY


    KNOW ALL PERSONS BY THESE PRESENTS, that Paul F. Lavallee constitutes and appoints, jointly and severally, Peter P. Gombrich and Mark L. Santor, and each of them, attorneys-in-fact for him, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments) and any new registration statement filed under Rule 462(b) under the Securities Act of 1933) and any post-effective amendment thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and
Exchange Commission, hereby ratifying and confirming that each of said attorneys-in-fact or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.



    In accordance with the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 1 to the Registration Statement on Form S-2 (Reg. No. 333-09011) has been signed by the following persons in the capacities and on the dates stated.



                      SIGNATURE                                         TITLE                         DATE
- ------------------------------------------------------  -------------------------------------  ------------------

                /s/ PETER P. GOMBRICH                   Chairman of the Board, Chief            August 28, 1996
     -------------------------------------------         Executive Officer and President
                 (Peter P. Gombrich)                     (Principal Executive Officer)

                  /s/ MARK L. SANTOR                    Chief Financial Officer (Principal      August 28, 1996
     -------------------------------------------         Financial and Accounting Officer)
                   (Mark L. Santor)

                 /s/ JOHN H. ABELES*                    Director                                August 28, 1996
     -------------------------------------------
                   (John H. Abeles)

                 /s/ HAROLD S. BLUE*                    Director                                August 28, 1996
     -------------------------------------------
                   (Harold S. Blue)

                /s/ JACK H. HALPERIN*                   Director                                August 28, 1996
     -------------------------------------------
                  (Jack H. Halperin)

                 /s/ PAUL F. LAVALLEE                   Director                                August 28, 1996
     -------------------------------------------
                  (Paul F. Lavallee)

              /s/ JOSEPH W. PLANDOWSKI*                 Director                                August 28, 1996
     -------------------------------------------
                (Joseph W. Plandowski)

               /s/ LEONARD M. SCHILLER*                 Director                                August 28, 1996
     -------------------------------------------
                (Leonard M. Schiller)

               * /s/ PETER P. GOMBRICH
      -------------------------------------------
                   Peter P. Gombrich,
                  as Attorney-in-fact

                               INDEX TO EXHIBITS


 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
     1.1    Form of Underwriting Agreement.*
     3.1    Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's
             Transition Report on Form 10-KSB for the transition period ended December 31, 1995 (the "Transition
             Report")).
     3.2    Bylaws of the Registrant (incorporated by reference to the Transition Report).
     4.1    Specimen stock certificate for Common Stock (incorporated by reference to the Transition Report).
     4.2    Certificate of Appointment of American Stock Transfer & Trust Company as Transfer Agent and Registrar
             (incorporated by reference to Pre-Effective Amendment No. 4 to the Registration Statement on Form
             S-1 (Reg. No. 33-48302), filed with the Commission on October 9, 1993 ("Pre-Effective Amendment No.
             4 to Form S-1")).
     4.3    Warrant Agreement between the Registrant and American Equities Overseas, Inc. dated as of September
             1, 1995 (incorporated by reference to the Registrant's Registration Statement on Form S-3 (Reg. No.
             33-98902), filed with the Commission on October 31, 1995 (the "Form S-3")).
     4.4    Securities Purchase Agreement between the Registrant and G&G Dispensing, Inc. dated as of March 22,
             1994 (incorporated by reference to the Form S-3).
     4.5    Common Stock Purchase Warrant dated as of March 22, 1994 by the Registrant in favor of G&G
             Dispensing, Inc. (incorporated by reference to the Form S-3).
     4.6    Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 31,
             1994 (incorporated by reference to the Form S-3).
     4.7    Form of Common Stock Purchase Warrant dated as of December 31, 1994 by the Registrant in favor of
             Commonwealth Associates, Inc. (incorporated by reference to the Form S-3).
     4.8    Warrant Agreement between the Registrant and Commonwealth Associates dated as of May 9, 1995
             (incorporated by reference to the Form S-3).
     4.9    Form of Common Stock Purchase Warrant dated as of May 9, 1995 by the Registrant in favor of
             Commonwealth Associates, Inc. (incorporated by reference to the Form S-3).
     4.10   Warrant Agreement between the Registrant and Commonwealth Associates dated as of August 22, 1995
             (incorporated by reference to the Form S-3).
     4.11   Form of Common Stock Purchase Warrant dated as of August 22, 1995 by the Registrant in favor of
             Commonwealth Associates (incorporated by reference to the Form S-3).
     4.12   Form of Letter Agreement between the Registrant and John Robinson dated as of February 21, 1995
             (incorporated by reference to the Form S-3).
     4.13   Form of Registration Rights Agreement between the Registrant and John Robinson dated as of February
             21, 1995 (incorporated by reference to the Form S-3).
     4.14   Form of Common Stock Purchase Warrant dated as of December 29, 1995 by the Registrant in favor of
             Commonwealth Associates (incorporated by reference to the Post-Effective Amendment No. 1 to the
             Company's Registration Statement on Form S-3 (Reg. No. 33-98902), filed with the Commission on May
             30, 1996 ("Post-Effective Amendment No. 1 to Form S-3")).
     4.15   Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29,
             1995 pertaining to Warrants to purchase up to 750,000 shares of Common Stock of the Company
             (incorporated by reference to the Post-Effective Amendment No. 1 to Form S-3).
     4.16   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 237,840 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
     4.17   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 63,473 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.18   Warrant Certificate dated as of December 29, 1995 registered in the name of The P.L. Thomas Group,
             Inc. representing the right to purchase up to 63,472 shares of Common Stock of the Registrant
             (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.19   Warrant Agreement dated as of January 25, 1996 between the Registrant and Robert Priddy (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.20   Warrant Certificate dated as of January 25, 1996 registered in the name of Robert Priddy representing the right to purchase 100,000 shares of Common Stock of the Registrant (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.21   Form of Warrant Agreement between the Registrant and Commonwealth Associates dated as of December 29,
             1995 pertaining to Warrants to purchase up to 104,000 shares of Common Stock of the Registrant, including form of Warrant Certificate issued to designees of Commonwealth Associates dated as of
             December 29, 1995 representing the right to purchase up to an aggregate of 104,000 shares of Common
             Stock of the Registrant (incorporated by reference to the Post-Effective Amendment No. 1 to the Form
             S-3).
     4.22   Form of Warrant Agreement dated March 14, 1996 between the Registrant and certain of the Selling
             Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at
             $3.42 per share (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     4.23   Form of Warrant Agreement dated March 14, 1996 between the Registrant and certain of the Selling
             Securityholders, including form of Warrant Certificate evidencing right to purchase Common Stock at
             $3.87 per share (incorporated by reference to the Post-Effective Amendment No. 1 to the Form S-3).
     5.1    Opinion of Graham & James LLP, counsel to the Registrant, regarding the legality of the securities offered hereby.
    10.1    Agreement and Plan of Reorganization dated as of April 21, 1995 between the Registrant and AccuMed,
             Inc., as amended by Amendment No. 1 dated as of August 1, 1995 and Amendment No. 2 dated as of
             October 6, 1995 (incorporated by reference to the Registrant's Registration Statement on Form S-4
             (File No. 33-99680), filed with the Commission on November 22, 1995 (the "Form S-4")).
    10.2    The Registrant's Board of Directors Compensation Plan (the "Plan") (incorporated by reference to
             Exhibit 10.11 to Form S-1) with Minutes of Board of Directors meeting dated January 18, 1996 amending the Plan by authorizing grants of stock options to non-employee directors (incorporated by reference to the Transition Report). (2)
    10.3    Sale and Leaseback Agreement between the Registrant and Leasetec, Inc. (incorporated by reference to the Registration Statement on Form S-1 (Reg. No. 33-48302), filed with the Commission on June 3,
             1992 ("Form S-1")).
    10.4    Employment Agreement between the Registrant and Peter P. Gombrich dated August 1, 1994 (incorporated by reference to the Transition Report).(2)
    10.5    Employment Letter between the Registrant and Kenneth Miller dated March 2, 1995 (incorporated by reference to the Transition Report).(2)
    10.6    Employment Letter between the Registrant and Mark L. Santor dated February 28, 1995 (incorporated by reference to the Transition Report).(2)
    10.7    Employment Letter between the Registrant and Michael Burke dated April 21, 1995 (incorporated by reference to the Transition Report).(2)

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
    10.8    Employment Agreement between the Registrant and Norman J. Pressman dated June 13, 1996 and Addendum to Employment Agreement between the Registrant and Norman J. Pressman dated July 16, 1996. (1)(2)
    10.9    European Distributor Agreement, dated November 22, 1993, by and between the Company and Sclavo
             (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-KSB for the
             year ended September 30, 1994 (the "1994 10-K")).
    10.10   United States Distributor Agreement, dated November 22, 1993, by and between the Registrant and
             Sclavo (incorporated by reference to the 1994 10-K).
    10.11   Joint Research and Development Agreement, dated November 22, 1993, by and between the Registrant and
             Sclavo (incorporated by reference to Exhibit 10.24 to the 1994 10-K).
    10.12   Securities Purchase Agreement, dated November 22, 1993, by and between the Registrant and Sclavo
             (incorporated by reference to Exhibit 10.25 to the 1994 10-K).
    10.13   Escrow Agreement dated as of March 22, 1994, between the Registrant and G&G Dispensing, Inc.
             (incorporated by reference to Exhibit 10.13 to the Form S-4).
    10.14   License Agreement between the Registrant and Becton, Dickinson and Company effective as of October
             11, 1995 (incorporated by reference to Exhibit 10.17 to the Form S-4).
    10.15   Research and Development Service Agreement between the Registrant and RADCO Ventures, Inc. dated
             March 15, 1996.(1)+
    10.16   License and Distribution Agreement dated February 20, 1996 between the Registrant and BioKit, S.A.
             (incorporated by reference to the Transition Report).
    10.17   1995 Stock Option Plan (incorporated by reference to the Transition Report). (2)
    10.18   Amendment No. 1 to the Registrant's 1995 Stock Option Plan. (2)
    10.19   Form of Non-Qualified Stock Option Agreement governing options granted to former employees of
             AccuMed, Inc. pursuant to the Agreement and Plan of Reorganization dated as of April 21, 1995, as amended (incorporated by reference to the Transition Report). (2)
    10.20   Form of Non-Qualified Stock Option Agreement governing options granted to employees and consultants under the 1995 Stock Option Plan (incorporated by reference to the Transition Report). (2)
    10.21   Form of Incentive Stock Option Agreement Governing options granted to employees under the 1995 Stock
             Option Plan (incorporated by reference to the Transition
             Report). (2)
    10.22   Amended and Restated 1990 Stock Option Plan (incorporated by reference to the
             Form S-1). (2)
    10.23   The Registrant's Amended and Restated 1992 Stock Option Plan (incorporated by reference to
             Pre-Effective Amendment No. 1 to Form SB-2, filed with the Commission on November 8, 1993). (2)
    10.24   Lease between the Registrant and NCP, LTD dated February 20, 1995 pertaining to the offices located at 29299 Clemens, Suite I-K, Westlake, Ohio 44145 (incorporated by reference to the Transition
             Report).
    10.25   Franklin Square Commercial Lease dated July 13, 1994 between the Registrant and the Lumber Company as
             Agent for the Beneficiary of LaSalle National Trust, N.A. pertaining to the premises located at
             Suite 401, 4th Floor North, 900 North Franklin Street, Chicago, Illinois (incorporated by reference to the Transition Report).
    10.26   Rider 1 to Franklin Square Commercial Lease between the Registrant and the Lumber Company dated May
             30, 1996.(1)
    10.27   License Agreement dated July 6, 1994, between the Registrant, Vanellus AB, and Uppsala
             Bildbehandlings AB (incorporated by reference to the Transition Report).

 EXHIBIT
  NUMBER    DESCRIPTION
- ----------  -----------------------------------------------------------------------------------------------------
    10.28   Collaboration Agreement and Worldwide Exclusive License between the Registrant and G&G Dispensing,
             Inc. dated March 22, 1994.(1)
    10.29   Form of Custody Agreement by each of the Selling Stockholders.(1)
    10.30   Form of Lock-Up Agreement between each of the Selling Stockholders and the Underwriters.(1)
    10.31   Form of Irrevocable Power of Attorney of Selling Stockholders.(1)
    10.32   O.E.M. Supply Agreement between Olympus America, Inc., Precision Instrument division and the
             Registrant dated March 31, 1996.(1)+
    10.33   Securities Purchase Agreement dated May 31, 1996 among the Registrant, Kingdon Associates, L.P.,
             Kingdon Partners, L.P., and Kingdon Offshore N.V. (incorporated by reference to the Registrant's
             Registration Statement on Form S-3 (Reg. No. 333-07681), filed with the Commission on July 3, 1996).
    10.34   Promissory Note in the original principal amount of $61,000 made May 22, 1996 by Peter P. Gombrich in favor of the Registrant.(1)
    10.35   Non-negotiable Promissory Note in the original principal amount of $775,000 made July 22, 1996 by the
             Registrant in favor of RADCO Ventures, Inc.(1)
    10.36   Employment Separation Agreement and Release between the Registrant and Kenneth D. Miller dated June
             27, 1996.(1)(2)
    10.37   Employment Separation Agreement and Release between the Registrant and Mark L. Santor dated June 10,
             1996.(1)(2)
    10.38   Amended and Restated Employment Separation Agreement and Release between the Registrant, Kenneth D.
             Miller and RADCO Ventures, Inc., dated August 8, 1996. (2)
    10.39   Share Purchase Agreement between the Registrant and Xillix Technologies Corp. dated as of August 16,
             1996.
    10.40   Subscription Agreement between the Registrant and Oncometrics Imaging Corp. dated as of August 16,
             1996.
    10.41   Stock Purchase Agreement by and among the Registrant, RADCO Ventures, Inc. and the Selling
             Stockholders named therein dated as of August 15, 1996.
    23.1    Consent of Graham & James, LLP (contained in Exhibit 5.1).
    23.2    Consent of Coopers & Lybrand LLP.
    23.3    Consent of Coopers & Lybrand (UK).
    23.4    Consent of KPMG Peat Marwick LLP.
    23.5    Consent of KPMG.
    23.6    Consent of Banner & Allegreti, Ltd.
    23.7    Consent of Townsend and Townsend and Crew.
    24.1    Powers of Attorney included on signature page to this Pre-effective Amendment No. 1, with respect to
             Mr. Lavallee, and the signature page of the Registration Statement previously filed with the
             Commission, with respect to all other signatories.


- ------------------------

*   To be filed by amendment.



(1) Previously filed with the Registration Statement on July 26, 1996.



(2) Represents a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Registration Statement.


+   Confidential treatment requested as to certain portions.